UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

ISPAT INDUSTRIES LIMITED
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

India
(Jurisdiction of Subject Company's Incorporation or Organization)

ISPAT INDUSTRIES LIMITED
(Name of Person(s) Furnishing Form)

The debt securities described in section 1.1 of the Explanatory Memorandum attached hereto as Exhibit 1
(Title of Class of Subject Securities)

654554AA2/Y63651AA4
(CUSIP Number of Class of Securities (if applicable))

Sarah C. Murphy, Esq. Freshfields Bruckhaus Deringer, 65 Fleet Street, London, EC4Y 1HS, England Tel: +44 20 7936 4000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 27, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1 **Home Jurisdiction Documents**

Exhibit Number	Description
1.	Explanatory Memorandum dated September 27, 2004 (including the form Second Supplemental Trust Deed and First Supplemental Agency Agreement) in relation to an Extraordinary Resolution authorising amendments to the 3 per cent convertible bonds due 2001 issued in an initial aggregate principal amount of US$125,000,000.
2.	Notice of a meeting of Holders dated September 27, 2004.
3.	Short form notice to Holders dated September 27, 2004.

Item 2 **Information Legends**

The required legends are included on page ii of Exhibit 1, on page 1 of Exhibit 2 and 1 of Exhibit 3.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

4.	Trust Deed dated March 23, 1994 between Nippon Denro Ispat Limited (currently Ispat Industries Limited) and Bankers Trustee Company Limited (currently Deutsche Trustee Company Limited)
5.	First Supplemental Trust Deed dated September 10, 2004 between Ispat Industries Limited and Deutsche Trustee Company Limited
6.	Paying, conversion and transfer agency agreement dated March 23, 1994 between Nippon Denro Ispat Limited (currently Ispat Industries Limited), Bankers Trust Luxembourg S.A. (currently Deutsche Bank Trust Company Americas), Bankers Trust Company (currently Deutsche Bank Trust Company Americas), Bankers Trust Luxembourg S.A. (currently Deutsche Bank Luxembourg S.A.), Bankers Trust Company (currently Deutsche Bank Trust Company Americas) and Bankers Trustee Company Limited (currently Deutsche Trustee Company Limited).

PART III – CONSENT TO SERVICE OF PROCESS

Ispat Industries Limited has filed a written irrevocable consent and power of attorney on Form F-X concurrently with this Form CB.

7.	Form F-X

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Anil Sureka – Executive Director (Finance)

(Name and Title)

September 28, 2004

(Date)

Exhibit 1

Ispat Industries Limited

(formerly Nippon Denro Ispat Limited)

(Incorporated in India with limited liability under the Companies Act, 1956)

Explanatory Memorandum

in relation to

an Extraordinary Resolution authorising amendments to the

3 per cent. Convertible Bonds due 2001

issued in an initial aggregate principal amount of US$125,000,000

27 September 2004

The Financial Adviser to Ispat Industries Limited in connection with the restructuring of the 3 per cent. Convertible Bonds due 2001 is

Australia and New Zealand Banking Group Limited

IMPORTANT NOTICE

No person is authorised in connection with the Amendments to give any information or make any representation other than as contained in this Explanatory Memorandum and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of its agents or advisers. The delivery of this Explanatory Memorandum shall not, under any circumstances, create any implication that any information contained herein is correct as of any date subsequent to the date hereof.

The sole purpose of this Explanatory Memorandum is to provide background information to the recipients to assist them in obtaining a general understanding of the necessity for the Amendments for the purpose of voting on the Extraordinary Resolution and is not an offer to sell, or a solicitation of an offer to buy any security. The Explanatory Memorandum is not intended to provide the basis of any credit or other evaluation of the Issuer. Each recipient of this Explanatory Memorandum must make (and will be deemed to have made) its own independent investigation and appraisal of the Amendments and the business, financial condition, prospects, creditworthiness, status and affairs of the Issuer. Furthermore, each recipient of this Explanatory Memorandum will make its decision as to whether or not to approve the Extraordinary Resolution concerning the Amendments without reliance on the Issuer, ANZ or any other person, unless and only to the extent that such person expressly agrees in writing to permit such reliance.

The Amendments, if implemented, may have accounting, tax and regulatory consequences for a Bondholder. This Explanatory Memorandum does not purport to address these consequences (which may vary in different jurisdictions) and each Bondholder should consult its own accounting, tax and legal advisers concerning these matters.

Notwithstanding any other statement in this Explanatory Memorandum, all applicable laws and regulations in any jurisdiction in which this Explanatory Memorandum is published or distributed or in which any Bonds are delivered must be observed. It is the obligation of Bondholders to observe all applicable laws and regulations in all jurisdictions in which they are residents or citizens.

This Explanatory Memorandum, or any other material relating or referring to it, must not be distributed or published directly or indirectly in or from any country or jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations. The distribution or possession of this Explanatory Memorandum and/or other documents relating to the Amendments in or from certain jurisdictions may be restricted by law. Persons into whose possession this Explanatory Memorandum and/or other documents relating to the Amendments comes are required by the Issuer to inform themselves about, and to observe, any such restrictions. Neither the Issuer nor ANZ accepts any liability to any person in relation to the possession or distribution of this Explanatory Memorandum and/or other documents relating to the Amendments in or from any jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

ANZ, which is regulated in the United Kingdom by The Financial Services Authority, is acting as financial adviser to the Issuer for the purpose of restructuring the Bonds and will not regard any other person (whether or not a recipient of this Explanatory Memorandum) as its client or customer in relation to that restructuring or any transaction connected with it. Neither the receipt of this Explanatory Memorandum nor the receipt of any information made available in connection with the proposed restructuring of the Bonds constitutes, or may be taken as constituting, the giving of investment advice by ANZ.

This Explanatory Memorandum has been prepared by ANZ on the basis of information which has been supplied by the Issuer and none of the information contained in this Explanatory Memorandum or upon which it is based has been independently verified by ANZ, any of its Connected Persons or any of the Issuer's advisers. Neither ANZ, nor any of its Connected Persons, nor any of the Issuer's advisers have independently verified any of the information or data contained herein or make any representation or warranty, express or implied, or assume any responsibility, for the accuracy or completeness of such information or data. Bondholders should determine for themselves the relevance of the information contained in this Explanatory Memorandum or any part thereof and their voting on the Extraordinary

Resolution should be based upon such additional information and investigation as they themselves deem necessary. Bondholders are advised to consult their own financial advisers.

In this Explanatory Memorandum, "Connected Persons" includes any subsidiary and holding company (and any other subsidiary of such holding company) of ANZ and any director, officer, employee and agent of ANZ or of its Connected Persons.

In this Explanatory Memorandum, unless otherwise stated or the context otherwise requires, references to "US$" or "U.S. dollars" are to United States dollars. References to "Rupees" or "Rs." are to Indian Rupees. The US$:Rs exchange rate is approximately 1:46, as at 9 August 2004. Definitions of other expressions are set out on page 12 of this Explanatory Memorandum.

Notice to Bondholders in the United States

The amendments described in this document will entail the restructuring of the Bonds of a foreign , i.e. non-US, company. The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for Bondholders to enforce their rights and any claim they may have arising under the US federal securities laws, since the Issuer is located outside the US, and some or all of its officers and directors are residents of countries outside the US. Bondholders may not be able to sue the Issuer or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel the Issuer and its affiliates to subject themselves to a US court's judgement.

Contents

1 SUMMARY

Bondholders are advised to consult with their legal or financial adviser to understand the meaning and implications of the Extraordinary Resolution and to ensure they have an opportunity to participate in the Meeting.

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Explanatory Memorandum and the information contained in the Notice. This extremely brief summary of the Amendments should not, by itself, form the basis of any decision.

1.1 BACKGROUND

The Issuer had issued the Bonds as 3 per cent. Convertible Bonds due 2001 on 23 March 1994 in an initial principal amount of US$125,000,000. The Bonds matured on 1 April 2001; however the Issuer was unable to meet its obligation to make a final interest payment or redeem the Bonds on that date, due to its financial performance which was affected by the following main factors:

(a) recessionary conditions in the steel industry (world-wide and within India);

(b) oversupply of steel in the domestic Indian market together with the threat of dumping by the Commonwealth of Independent States and other countries leading to downward pressure on steel prices;

(c) delay in the construction and further expansion of the Issuer's new HRC Plant; and

(d) project cost overruns arising from the delay in the completion of the HRC Plant, as well as increased interest expense and adverse foreign exchange movements.

The Issuer has agreed in principle terms for the restructuring of the Bonds with certain Bondholders representing in aggregate over 37 per cent. of the Outstanding Principal Amount of the Bonds. Accordingly, the Issuer has convened the Meeting in order to put the proposal to Bondholders generally to enable the Amendments to be made. The contents of the proposal are contained in the Notice. The Amendments which are subject to the passing of the Extraordinary Resolution and appropriate regulatory and other approvals to be obtained by Ispat, have largely been dictated by a document approved and agreed between the majority of the Secured Lenders and Ispat under the Corporate Debt Restructuring Programme or "CDR", details of which are set out in Section 2.2.

The agreed terms will be documented in a Second Supplemental Trust Deed, which Bondholders will be required to approve at the meeting convened for the purpose. A First Supplemental Trust Deed. which provides for DTC accountholders to appoint sub proxies) has been entered into and the Trust Deed has been thereby amended. The Trustee concluded this to be not materially prejudicial to Bondholders and therefore did not require Bondholders' approval.

In addition, the Issuer is currently in default on certain outstanding debts in the sum of approximately 3.45 billion rupees in principal amount plus accrued interest, particularly to the Unit Trust of India ("UTI"), the state owned mutual fund. The Issuer is in bilateral negotiation with UTI outside the CDR process and expects to reach settlement with UTI in relation to this default shortly. Bondholders are asked in the Extraordinary Resolution to waive the Events of Default and Potential Events of Default that have occurred in respect of the Bonds prior to the date the Second Supplemental Trust Deed, for a limited period as set out in Section 1.2.1 below.

1.2 AMENDMENTS

1.2.1 Certain Recommendation

The Issuer has discussed the matters referred to in this Explanatory Memorandum with the holders of approximately 37 per cent. of the outstanding Bonds, who have undertaken not to dispose of any Bonds to third parties until the earlier of the passing of the Extraordinary

Resolution and 31 December 2004 and have informed the Issuer, in writing, that they currently intend to vote in favour of the Extraordinary Resolution.

The Issuer has convened the Meeting in order to put the Extraordinary Resolution to vote by Bondholders in order to enable the execution of a Second Supplemental Trust Deed. The Second Supplemental Trust Deed, amongst other things, will:

(a) provide for the repayment of 25 per cent. of the outstanding principal amount, being US$250 of each US$1,000 in original principal amount of each Bond and 25 per cent. of the interest on each Bond due and unpaid from and including 1 April 2000 to but excluding 1 April 2004 (amounting in aggregate to US$30 for each US$1,000 in original principal amount of each Bond), in five instalments as follows:

(i) payment of 10 per cent. of the Total Settlement Amount, equal to US$3,420,480, to be paid on 10 November 2004 or within seven Business Days of the date on which the Second Supplemental Trust Deed is executed, whichever is later;

(ii) payment of 14 per cent. of the Total Settlement Amount, equal to US$4,788,672, to be paid on 10 February 2005 or on the date three calendar months from the First Settlement Payment Date, whichever is later;

(iii) payment of 16 per cent. of the Total Settlement Amount, equal to US$5,472,768 to be paid on 10 May 2005 or on the date three calendar months from the Second Settlement Payment Date, whichever is later;

(iv) payment of 20 per cent. of the Total Settlement Amount, equal to US$6,840,960 to be paid on 10 August 2005 or on the date three calendar months from the Third Settlement Payment Date, whichever is later; and

(v) payment of the residual 40 per cent. of the Total Settlement Amount, equal to US$13,681,920 to be paid on 10 November 2005 or on the date three calendar months from the Fourth Settlement Payment Date, whichever is later; and

(b) provide for the payment of interest on the Total Settlement Amount outstanding from and including 1 April 2004 to but excluding the Fifth Settlement Payment Date at the rate of US$ Three Month LIBOR plus 1.5 per cent. per annum payable quarterly in arrears on each date on which payment of the Total Settlement Amount is made, as further described in the Second Supplemental Trust Deed. If payment of any part of the Total Settlement Amount due to be made on a Payment Date is not made when due, interest calculated as aforesaid shall continue to accrue on such unpaid amount until the date on which it is paid in full as more particularly provided for in the Second Supplemental Trust Deed.

(c) contain conditions precedent to the clauses effecting the amendment of the Bonds becoming effective to be satisfied by the date falling no later than 31 December 2004 (or such later date as may be agreed between the Trustee and the Issuer) on which the Trustee has received from the Issuer:

(i) a certificate of two Directors of the Issuer stating that all necessary approvals, consents and authorisations as are necessary from the Issuer to enter into and perform its obligations under the Second Supplemental Trust Deed have been obtained;

(ii) a certificate of two Directors of the Issuer stating that as at the date no earlier than five days prior to the Effective Date, no Event of Default or Potential Event of Default as defined in the Trust Deed, apart from events specified in Condition 9(i) (Non-payment) and events specified in Condition 9(iii) (Cross Default) (the latter having been remedied, save for default in respect of the UTI Debt), has occurred in respect of the Bonds;

(iii) legal opinions from the Issuer's Indian and English legal counsel, in form and substance satisfactory to the Trustee; and

(iv) payment of all fees, costs and expenses claimed by the Trustee and the Agents and their legal advisers.

(d) contain as a condition subsequent, that if the Issuer fails to pay any Settlement Payment (as defined therein) or any sum payable in accordance with Clauses 7 (Payment) or 8 (Interest) of the Second Supplemental Trust Deed within 60 Business Days from the date such payment is due, the Trustee shall, but only if so requested by holders of at least 25 per cent. in principal amount of the Bonds then outstanding or if directed by an Extraordinary Resolution (as defined in the Trust Deed), subject, in each case to it being indemnified to its satisfaction, serve a Termination Notice.

On the date on which a Termination Notice is given, certain clauses, as more particularly set out in the Second Supplemental Trust Deed shall cease to have force and effect and provisions of the Trust Deed shall be fully effective and binding on the Issuer, and the Trustee and the Bondholders shall be entitled to exercise and enforce all their rights under the Trust Deed in respect of the same as if the Second Supplemental Trust Deed had not been entered into. Monies paid by the Issuer to the Bondholders up until the date on which a Termination Notice is given will be set off against the sums owed by the Issuer to Bondholders.

Payment of the Total Settlement Amount and all other amounts payable by the Issuer under the Second Supplemental Trust Deed shall constitute a full and complete discharge and satisfaction of the Issuer's obligations and liabilities to the Bondholders arising under or in connection with the Trust Deed in respect of the Bonds, and upon such payment being made, the Trust Deed, including in each case: (i) all accrued or contingent rights and liabilities under or in respect of it; (ii) all claims or potential claims in respect of any actual or alleged breach of it or the Bonds; and (iii) all obligations and liabilities that, whether expressly or implicitly, would otherwise have survived or extended beyond termination, shall terminate and cease to be of any further force or effect; and for the avoidance of doubt, 75 per cent. of the Outstanding Principal and 75 per cent. of the Due and Unpaid Interest shall be discharged.

The Amendments are to be effected through the execution of the Second Supplemental Trust Deed and accordingly, Bondholders will be asked, in the Extraordinary Resolution, to:

(a) consent to the amendment of the Trust Deed on the terms set out in the Second Supplemental Trust Deed to be entered into between the Issuer, the Trustee and Deutsche Bank Trust Company Americas and to the amendment of the Original Paying Agency Agreement on the terms set out in the First Supplemental Agency Agreement, both in or substantially in the form attached to this Explanatory Memorandum distributed and/or made available to Bondholders, produced to the Meeting and for the purposes of identification signed by the Chairman of the Meeting;

(b) authorise and request the Trustee to execute the Second Supplemental Trust Deed and the First Supplemental Agency Agreement to be entered into between the Company, the Trustee and the agents named therein, in or substantially in the form appended to this Explanatory Memorandum, produced to the Meeting and for the purposes of identification signed by the Chairman of the Meeting;

(c) authorise and request the Trustee to concur in the implementation of the amendments to the Trust Deed and to execute and perform all such deeds, instruments, acts and things that in the sole discretion of the Trustee may be necessary, desirable or expedient to carry out and give effect to the amendments to the Trust Deed and the Extraordinary Resolution;

(d) consent to the implementation of the First Supplemental Agency Agreement and to the execution and performance of all such deeds, instruments, acts and things that may be necessary or expedient to carry out and give effect to the First Supplemental Agency Agreement;

(e) subject to execution of the Second Supplemental Trust Deed by the Issuer and the Trustee, grant, and authorise the Trustee to grant, a continuing waiver in respect of all Events of Default and Potential Events of Default (as defined in the Trust Deed) which have occurred in relation to the Bonds and under the Trust Deed prior to the date on which the Second Supplemental Trust Deed is entered into by the Issuer and the Trustee but only until the earlier of (i) 31 December 2004 and (ii) the date on which (if at all) the Trustee gives a Termination Notice (as defined in the Second Supplemental Trust Deed);

(f) subject to the execution of the Second Supplemental Trust Deed by the Issuer and the Trustee, sanction every abrogation, modification, compromise or arrangement in respect of the rights of the Bondholders against the Issuer involved in or resulting from the modifications and amendments and other matters referred to in the Extraordinary Resolution; and

(g) discharge and exonerate the Trustee from any liability to Bondholders by reason of entering into the Second Supplemental Trust Deed or the First Supplemental Agency Agreement or any other documents, deeds, instruments, acts or things as the Trustee shall determine may be necessary or expedient to give effect to this Extraordinary Resolution.

1.2.2 Concerning the Financial Adviser

The Financial Adviser does not have any relationship with the Issuer other than the relationship of the Financial Adviser with the Issuer as its financial adviser in connection with the Amendments and other commercial dealings in the ordinary course of business.

1.2.3 Approvals and Consents

The board of directors of the Issuer has approved the Amendments.

The Issuer has sought the approval of both the Indian Ministry of Finance and the Reserve Bank of India to the Amendments.

Please refer to Section 2.3.1 and 2.3.2 below for the other approvals given in relation to the Amendments.

1.2.4 Timetable and Participation Procedures

The following timetable is for illustrative purposes only:

27 September 2004 (day 1)	Notice of the Meeting to be published in the Luxemburger Wort Distribution of copies of the Notice, the Explanatory Memorandum, sub-proxy and voting instructions to the Principal Paying Agent (for collection by Bondholders) and to the Luxembourg Listing Agent and the Trustee (for inspection by Bondholders)
19 October 2004 by 10 a.m. London time (day 23)	Latest time for voting instructions to be given to the Principal Paying Agent for votes to be cast by an employee of the Principal Paying Agent on behalf of Beneficial Owners
20 October 2004 by 10 a.m. London time (day 24)	Latest time for deposit of forms of sub-proxy with the Principal Paying Agent
21 October 2004 at 10 a.m. (London time) (day 25)	Meeting held

Day 1

Notice of the Meeting to be published in the Luxemburger Wort.

Documents detailed in this Explanatory Memorandum (referred to in Part "Procedures to Participate and Vote in the Meeting", Section 3) to be available for inspection or collection, as indicated, at the specified office of the Principal Paying Agent, the Luxembourg Listing Agent and the Trustee.

From this date, Beneficial Owners of an interest in the Bonds should take appropriate action, (which will depend on through which entities they hold their interest in the Bonds), to enable their votes to be cast and/or to attend the Meeting in accordance with the procedures of the entities through whom they hold their interest in the Bonds. Beneficial Owners of interests in the Bonds are advised to contact the entity through whom they hold their interest in the Bonds to enable their votes to be cast and/or to attend the Meeting.

Day 23 (48 hours before the time fixed for holding the Meeting or any adjourned such Meeting)

Latest time for Beneficial Owners who do not intend to attend the Meeting to have conveyed their voting instructions to the Principal Paying Agent for the purpose of giving voting instructions to enable their votes to be cast.

Latest time Beneficial Owners may give notice of any intended revocation of, or amendment to, any voting instructions given by them to the Principal Paying Agent.

Day 24 (24 hours before the time fixed for holding the Meeting or any adjourned such Meeting)

Latest time for Beneficial Owners who wish to attend and vote at the meeting in person to have delivered to the Principal Paying Agent forms of sub-proxy.

The Principal Paying Agent to have received all completed forms of sub-proxy. Forms of sub-proxy, in respect of the Meeting, may not be revoked from this time.

Day 25

Meeting held by 10 a.m. (London time). The Principal Paying Agent will be notified by telephone (to be confirmed by facsimile) if any adjourned Meeting is necessary.

For a more detailed description of the procedures to be followed in order to participate in the Meeting, see Part "Procedures to Participate and Vote in the Meeting" in this document.

2 CERTAIN SIGNIFICANT CONSIDERATIONS

The following considerations, in addition to the other information set forth herein, should be considered carefully by Bondholders.

2.1 FINANCIAL CONDITION

In the past, the Issuer's financial condition has been affected by a variety of factors, as described in more detail in the section "Background" of this document. Most of these factors were outside the control of the Issuer.

2.2 CORPORATE DEBT RESTRUCTURING SYSTEM

2.2.1 Objectives and legal basis

The CDR system has been established by the Reserve Bank of India, the central bank of the Republic of India. The CDR system seeks to facilitate timely and transparent mechanisms for the restructuring of corporate entities that are affected by certain internal and external factors.

The CDR system is a non-statutory voluntary mechanism entered into through a debtor-creditor agreement between domestic creditors and debtors. The CDR system, however, becomes binding on all parties following the agreement on a debt restructuring plan for the relevant entity by 75 per cent. (on the basis of outstanding exposures) of Indian domestic creditors. Accordingly, all Indian domestic creditors (who are part of the CDR system) of the entity concerned enter into an inter-creditor agreement, a legally binding agreement which includes enforcement and penalty provisions. The CDR system for the relevant entity is thus based on the following:

(a) the inter-creditor agreement which governs the basis and general structure of the application of the CDR system to the relevant entity; and

(b) the debtor-creditor agreement which provides the modalities for framing the debt restructuring scheme. The debtor-creditor agreement is entered into by the creditors and debtor when either the facility agreement is executed or the debtor becomes subject to the CDR system.

2.2.2 Regulatory and implementation framework

The CDR system operates under the regulatory powers of the Reserve Bank of India which issues guidelines and instructions as and when required. The forums to implement the CDR system have been constituted and involve a 3-tier structure:

(a) The CDR Standing Forum and its Core Group: The CDR Standing Forum is a self-empowered body which prescribes policies and guidelines and monitors the progress of the debt restructuring programme. The CDR Standing Forum is the representative general body of all domestic financial institutions participating in the CDR system;

(b) The CDR Empowered Group. The CDR Empowered Group reviews each individual case of corporate debt restructuring and is responsible for approving the restructuring package. The CDR Empowered Group examines the viability and rehabilitation potential of the entity concerned. The CDR Empowered Group comprises representatives of prescribed financial institutions; and

(c) The CDR Cell. The CDR Cell assists the CDR Standing Forum and the CDR Empowered Group in all their functions. The CDR Cell comprises employees deputed from financial institutions, supplemented by external professionals if appropriate.

2.2.3 Eligibility and application

The CDR system is applicable to entities which have entered into debt facilities provided by more than one institution where the aggregate outstanding exposure of the domestic creditors is Rs. 200 million and above. The application of the CDR system to an entity can be triggered by:

(a) one or more of the domestic creditors who have a minimum share of 20 per cent. of either the working capital or term finance facilities; or

(b) the entity concerned, if supported by one or more of the domestic creditors who have a minimum share of 20 per cent. of either the working capital or term finance facilities.

Foreign creditors are not part of the CDR system although the CDR system prescribes terms on which settlement with foreign creditors will be approved by domestic creditors.

2.3 ISPAT RESTRUCTURING PACKAGE

The Inter-Creditor Agreement and Debtor-Creditor Agreement in connection with Ispat were executed on 25 February 2002 and 24 January 2003, respectively. The CDR Empowered Group approved the Ispat Restructuring Package on 21 January 2003.

Pursuant to the Debtor-Creditor Agreement, Ispat submitted itself to the CDR system and agreed and undertook to abide by the terms and provisions of the Debtor-Creditor Agreement, the rules and procedure framed or made under the CDR system and the terms and conditions stipulated under the Ispat Restructuring Package.

IFCI Ltd has been appointed as the Monitoring Agency to oversee the implementation of the Ispat Restructuring Package and liase with the CDR Cell. It is the responsibility of IFCI Ltd to monitor the implementation of the Ispat Restructuring Package, and report progress to the CDR Cell on a quarterly basis. It should be noted that on of the board of directors of the Issuer, serves one nominee from IFCI Ltd.

The Ispat Restructuring Package prescribes the key terms which the Participating Domestic Secured Lenders will agree to in relation to the Amendments.

2.3.1 CDR Empowered Group

The CDR Empowered Group has approved the Amendments relating to the Conditions.

2.3.2 Domestic Secured Lenders

Pursuant to the Ispat Restructuring Package, Ispat has agreed with the Domestic Secured Lenders the new terms of its debt obligations to these entities.

The Amendments are outside the parameters set out in the Ispat Restructuring Package and accordingly have been approved by the Participating Domestic Secured Lenders pursuant to their letter dated 24 February 2003.

2.4 FOREIGN SECURED LENDERS

Ispat has agreed with the Foreign Secured Lenders the new terms of its debt obligations to these entities.

2.5 EXPANSION OF THE HRC PLANT

The proceeds of the issue of the Bonds were applied principally towards the financing of the Issuer's sponge iron project, HRC Project, working capital requirements and general corporate purposes. The completion of the HRC Plant was delayed due to difficulties in raising additional finance. The total cost of the HRC Plant increased due to a decision by the Issuer in late 1996 and early 1997 to increase the capacity of the plant from a capacity of 1.2 mtpa to 3 mtpa. The purpose of this expansion was to achieve economies of scale and optimise utilisation of manufacturing facilities and also to meet the growing demand in domestic and global market at that time. The delay in completion and increase in cost coincided with a weak steel market. This resulted in the Issuer being operationally profitable at the EBITDA level but not being able to meet the cost of servicing its debt. Accordingly, the Issuer sought to restructure all of its indebtedness. The ability of the Issuer to continue to service its debt and meet principal payments depends largely upon the future performance of the HRC Plant, the prices the Issuer receives for its HRC and the volumes of steel it can produce and sell.

2.6 Payments on Bankruptcy, Insolvency or Liquidation

The Bonds are unsecured and therefore rank in the event of bankruptcy, insolvency or liquidation, after the Secured Lenders. In the event of the Issuer's bankruptcy, insolvency or liquidation, the Secured Lenders would be entitled to be repaid, to the extent of the value of the assets securing their indebtedness, in priority to any payments made to the Bondholders on the Amended Bonds. The Secured Lenders have a floating charge on almost all of the Issuer's assets.

3 PROCEDURES TO PARTICIPATE AND VOTE IN THE MEETING

3.1 VOTING ARRANGEMENTS

IMPORTANT: The Bonds are currently in the form of two Global Certificates, each registered in the name of a nominee of DTC. Each person who is a Beneficial Owner of a particular nominal amount of the Bonds as shown in the records of DTC or a DTC Participant including the Clearing Systems or their respective accountholders should note that each such person will not be a Bondholder for the purpose of the Meeting and will only be entitled to attend and/or vote at the Meeting in accordance with the procedures set out below, except that DTC Participants who are individuals and who have been appointed proxies by DTC may attend and vote at the Meeting. DTC Participants who are not individuals and Accountholders (including the Clearing Systems) and Beneficial Owners who hold their interests in Bonds through DTC Participants or Accountholders, including the Clearing Systems, may appoint or arrange for the DTC Participant through which they hold their interests in Bonds to appoint or arrange for the appointment of sub proxies to enable their votes and those of the Beneficial Owners who hold their interests in Bonds through DTC Participants to be cast. Accordingly, Beneficial Owners should convey their voting instructions, directly or through the DTC Participant, any Clearing System or Accountholder through which they hold their interests in the Bonds, to the DTC Participant in accordance with the procedures of DTC or the relevant Clearing System and such DTC Participants or Accountholders, or arrange by the same means to be appointed a proxy or sub-proxy.

In accordance with the Trust Deed only those DTC Participants shown in the records of DTC on 15 October 2004 will be entitled to attend the Meeting and vote on the Extraordinary Resolution or issue voting instructions to the Principal Paying Agent or appoint sub proxies to enable their votes and those of the Beneficial Owners who hold their Bonds through DTC Participants to be cast. Transferees of Bonds after the Record Date will not be entitled to vote on the Extraordinary Resolution or to attend the Meeting.

(a) If DTC's usual procedures are applied, the DTC Participants on the Record Date will be appointed as DTC's proxies under an omnibus proxy and, if individuals, will be entitled to attend and vote at the Meeting.

(b) A Beneficial Owner who is not a DTC Participant but **wishes to attend and vote at the Meeting in person** must produce a form of sub-proxy issued by the DTC Participant through whom he holds his Bonds. Beneficial Owners should contact the DTC Participant through whom they hold their Bonds or, in the case of Bonds held through a Clearing System or an Accountholder, contact the relevant Clearing System or the Accountholder for their procedures in respect of being appointed as a sub-proxy. Forms of sub-proxy are available from the specified office of the Principal Paying Agent. Completed forms of sub-proxy must be delivered to the Principal Paying Agent not later than 24 hours before the time fixed for the Meeting and may not be revoked during the period commencing 24 hours before the Meeting and ending at the close of the Meeting.

(c) A DTC Participant or a Beneficial Owner **not wishing to attend and vote at the Meeting in person but who wishes to vote at the Meeting** may give a voting instruction or, in the case of a Beneficial Owner who is not a DTC Participant, arrange for the DTC Participant through whom he holds his Bonds to give a voting instruction, instructing the Principal Paying Agent to appoint a third person as a proxy to attend and vote at the Meeting in accordance with the instructions given. Voting instructions must be received by the Principal Paying Agent not later than 48 hours before the time fixed for the Meeting and may not be revoked during the period commencing 48 hours before the Meeting and ending at the close of the Meeting.

(d) Alternatively, a DTC Participant or a Beneficial Owner **not wishing to attend and vote at the Meeting in person but who wishes to vote at the Meeting** may appoint a sub-proxy or, in the case of a Beneficial Owner who is not a DTC Participant, arrange (as described above) through the DTC Participant through whom he holds his Bonds, for that DTC Participant to appoint some other person, nominated by the DTC Participant or the Beneficial Owner as the case may be as a sub-proxy to attend and vote at the Meeting in accordance with his instructions.

Beneficial Owners should contact the DTC Participant through whom they hold their Bonds or, in the case of Bonds held through a Clearing System or an Accountholder, contact the relevant Clearing System or the Accountholder in good time to enable votes to be cast on their behalf and sub proxies to be appointed.

3.2 ADJOURNED MEETING

If the Meeting is inquorate and an adjourned meeting is necessary, the Principal Paying Agent will be informed, in writing, forthwith of this fact and of the time and place appointed for such adjourned Meeting and Bondholders will be given notice prepared by the Issuer of the adjourned Meeting in accordance with the notification procedures set out in the Trust Deed. The same procedure as is set out herein with regard to the Meeting will apply to any adjourned such Meeting, except that the timetable for such adjourned Meeting will be adjusted accordingly (although the DTC Record Date for any adjourned Meeting will be as for the Meeting). Existing forms of sub-proxy and voting instructions will continue to be valid for any adjourned such Meeting unless, they are revoked or amended within the time specified above.

3.3 DOCUMENTS TO BE AVAILABLE FOR COLLECTION OR INSPECTION BY BONDHOLDERS

From the date of publication of the Notice of the Meeting, until the conclusion of the Meeting or any adjourned such meeting, the Principal Paying Agent will make the following documents available for collection by Bondholders at the office of the Principal Paying Agent and for inspection at the offices of the Luxembourg Listing Agent and the Trustee:

(a) the Notice.

(b) this Explanatory Memorandum (including the current draft of the Second Supplemental Trust Deed and the First Supplemental Agency Agreement);

(c) form of sub-proxy; and

(d) form of voting instruction.

The Principal Paying Agent, the Luxembourg Listing Agent and the Trustee will make (within the timetable set above) available the following documents for inspection by Bondholders:

(a) the Original Trust Deed;

(b) the First Supplemental Trust Deed; and

(c) the Original Paying Agency Agreement.

The documents referred to above may only be made available to a person upon production of satisfactory evidence as to the person's status as a Bondholder. None of the documents will be available for collection or inspection at the offices of Clearstream or Euroclear. If any of the documents listed above is modified between the date of publication of this document and the holding of the Meeting or any adjourned such Meeting, replacement documents will immediately be sent by the Issuer, and earlier versions of those documents will be withdrawn. Copies of the Notice and this Explanatory Memorandum (including the current draft of the Second Supplemental Trust Deed and the First Supplemental Agency Agreement) will be made available to each DTC Participant through DTC.

3.4 INQUIRIES

Bondholders should contact the following for further information on voting at the Meeting or for the purpose of collecting or inspecting documents in accordance with Section 3.3 above. Requests for additional copies of this Explanatory Memorandum, forms of sub-proxy, voting instruction forms and other materials in connection with the Meeting or the Amendments may be directed to the Financial Adviser or the Principal Paying Agent.

However, Beneficial Owners holding their Bonds through DTC, Euroclear or Clearstream should contact DTC, Euroclear or Clearstream, as applicable and follow their instructions for voting at or being appointed as a sub-proxy for the purposes of attending the Meeting.

Financial Adviser
Australia and New Zealand Banking Group Limited
Minerva House
Montague Close
London SE1 9DH
England
Contact: John Snelling
Tel +44 207 378 2902
Fax + 44 207 378 2961
Or
Contact: Amelia McGrane
Tel: +44 207 378 2694
Fax: +44 207 378 2961
Or
Contact: Kazi Zaman
Tel: +91 22 5637 5509
Fax: +91 22 5637 5555

Trustee
Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB
England
Contact: Leigh Cobb
Fax +44 207 547 0372

Principal Paying Agent
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY10005
U.S.A.
Contact: Rodney Gaughan
Fax + 1 212 797 8615

Luxembourg Listing Agent
Dexia Banque Internationale à Luxembourg
69, route d'Esch
L - 2953 Luxembourg
Transaction Execution Group
Tel + 352 4590 3550
Fax + 352 4590 4227

DEFINITIONS

Accountholders:	The accountholders of the Clearing Systems
Agents:	The Calculation Agent as defined in the Second Supplemental Trust Deed and the Agents identified as such in the First Supplemental Agency Agreement
Amended Bonds:	The Bonds as amended in accordance with the Extraordinary Resolution contained in the Notice by the Second Supplemental Trust Deed
Amendments:	The restructuring proposal in respect of the Bonds to be implemented by the Second Supplemental Trust Deed
ANZ or Financial Adviser:	Australia and New Zealand Banking Group Limited
Beneficial Owners:	All those persons who are not registered holders of the Bonds but who hold an interest in the Bonds through DTC Participants and/or the Clearing Systems and/or an Accountholder
Bondholders:	(except in Section 3 where it means the registered holder of the Bonds only) the registered holder of the Bonds and the Beneficial Owners
Bonds:	3 per cent. Convertible Bonds due April 2001 issued by the Issuer in an initial aggregate principal amount of US$125,000,000
Business Day:	A day, other than Saturday or Sunday, on which commercial banks are open for business in London, New York, Mumbai and Kolkata
CDR system:	Corporate Debt Restructuring system, as further described in this document
Clearing Systems:	Euroclear and Clearstream
Clearstream:	Clearstream Banking, société anonyme
Conditions:	The terms and conditions of the Bonds
Debtor-Creditor Agreement:	The debtor-creditor agreement in connection with the Issuer executed on 24 January 2003, in accordance with the CDR system
Domestic Secured Lenders:	Lenders to the Issuer comprising a collection of Indian financial institutions and Indian banks whose lending facilities to the Issuer are secured over the assets of the Issuer
DTC:	The Depositary Trust Company
DTC Participants:	The participants in DTC
Due and Unpaid Interest:	Total interest on the Bonds outstanding due and unpaid from and including 1 April 2000 to but excluding 1 April 2004, being an aggregate of US$14,659,200
Euroclear:	Euroclear Bank S.A./N.V. as operator of the Euroclear System
Explanatory Memorandum:	This document and the documents appended to it
Extraordinary Resolution:	The extraordinary resolution contained in the Notice setting out the

	proposed amendments to the Conditions
Fifth Settlement Payment Date:	10 November 2005 or on the date three months from the date of the Fourth Settlement Payment Date, whichever is later
First Settlement Payment Date:	10 November 2004 or within seven Business Days of the date on which the Second Supplemental Trust Deed is executed, whichever is later
First Supplemental Agency Agreement:	The First Supplemental Agency Agreement between the Issuer, the Trustee, Deustche Bank Trust Company Americas and Deutsche Bank Luxembourg SA, in or substantially in, the form attached herein as Annex B
First Supplemental Trust Deed:	The First Supplemental Trust Deed dated 10 September 2004 entered into between the Issuer and the Trustee
Foreign Secured Lenders:	Lenders to the Issuer comprising a collection of foreign banks and foreign financial institutions, whose lending facilities to the Issuer are secured over the assets of the Issuer
Fourth Settlement Payment Date:	10 August 2005 or on the date three months from the date of the Third Settlement Payment Date, whichever is later
HRC:	Hot rolled coils
HRC Plant:	The Issuer's hot rolled coils plant located in the state of Maharashtra, India
HRC Project:	The project to build the HRC Plant
Inter-Creditor Agreement:	The inter-creditor agreement in connection with the Issuer executed on 24 January 2003, in accordance with the CDR system
Ispat Restructuring Package:	The restructuring package in connection with the Issuer approved by the CDR Empowered Group on 21 January 2003
Issuer or Ispat:	Ispat Industries Limited, formerly, Nippon Denro Ispat Limited, a company incorporated in India with limited liability under the Companies Act, 1956, whose registered office is at Park Plaza, 71 Park Street, Kolkota 700 016, India
Luxembourg Listing Agent:	Dexia Banque Internationale à Luxembourg of 69, route d'Esch L - 2953 Luxembourg
Meeting:	Meeting of Bondholders, at which the Extraordinary Resolution will be put to vote, convened by the Issuer to be held on 21 October 2004 at the offices of Deutsche Trustee Company Limited, Winchester House, 1 Great Winchester Street, London EC2N 2DB England at 10.00 a.m.
Mtpa:	Million tonnes per Annum
Notice:	Notice of the Meeting dated 27 September 2004
Original Paying Agency Agreement:	Paying, conversion and transfer agency agreement, dated 23 March 1994, entered into between the Issuer, the Trustee and others
Original Trust Deed:	The trust deed entered into between the Issuer and the Trustee

	constituting the Bonds dated 23 March 1994
Outstanding Principal Amount:	The total Bonds outstanding as at 1 April 2004 being an aggregate principal amount of US$122,160,000
Participating Domestic Secured Lenders:	The Domestic Secured Lenders participating in the CDR system
Payment Date:	Each of the Payment Dates
Payment Dates:	Collectively, the First Settlement Payment Date, the Second Settlement Payment Date, the Third Settlement Payment Date, the Fourth Settlement Payment Date and the Fifth Settlement Payment Date
Principal Paying Agent:	Deutsche Bank Trust Company Americas of 60 Wall Street, New York, NY10005 U.S.A
Record Date:	15 October 2004
Second Settlement Payment Date:	10 February 2005 or on the date three months from the date of the First Settlement Payment Date, whichever is later
Second Supplemental Trust Deed:	The second supplemental trust deed to be entered into between the Issuer, the Trustee, and Deutsche Bank Trust Company Americas in or substantially in, the form attached herein as Annex A
Secured Lenders:	The Domestic Secured Lenders and the Foreign Secured Lenders
Termination Notice	The notice defined a such in the Second Supplemental Trust Deed
Third Settlement Payment: Date:	10 May 2005 or on the date three months from the date of the Second Settlement Payment Date, whichever is later
Total Settlement Amount:	25 per cent. of the Outstanding Principal, (amounting to US$250 of each US$1,000 in original principal amount of each Bond outstanding which amounts to US$30,540,000 in aggregate) and 25 per cent. of the Due and Unpaid Interest (amounting in US$30 for each US$1,000 in original principal amount of each Bond, and amounts to US$3,664,800 in aggregate), amounting in aggregate to US$34,204,800
tpa:	Tonnes per Annum
Trust Deed:	The Original Trust Deed as amended and supplemented by the First Supplemental Trust Deed
Trustee:	Deutsche Trustee Company Limited of Winchester House, 1 Great Winchester Street, London EC2N 2DB, UK
US$ Three Month LIBOR:	The arithmetic mean of the offered quotations for the rate for three months United States dollar deposits in the London interbank market which appear on the Telerate page 3750 as at 11.00a.m. (London time) on the second London business day before the first day of the interest period in question
UTI Debt	the total outstanding borrowings owed by the Issuer to the Unit Trust of India, the state owned mutual fund

ANNEX A: DRAFT SECOND SUPPLEMENTAL TRUST DEED

[•] 2004

ISPAT INDUSTRIES LIMITED
(Formerly Nippon Denro Ispat Limited)

DEUTSCHE TRUSTEE COMPANY LIMITED
(Formerly Bankers Trustee Company Limited)

DEUTSCHE BANK TRUST COMPANY AMERICAS (formerly Bankers Trust Company)

SECOND SUPPLEMENTAL TRUST DEED

relating to
3 per cent. Convertible Bonds due April 2001
in an initial principal amount of US$125,000,000

THIS SECOND SUPPLEMENTAL TRUST DEED is made on [•] 2004

BETWEEN

(1) **ISPAT INDUSTRIES LIMITED** (formerly Nippon Denro Ispat Limited) (the ***Issuer***); and

(2) **DEUTSCHE TRUSTEE COMPANY LIMITED** (formerly Bankers Trustee Company Limited) (the ***Trustee***); and

(3) **DEUTSCHE BANK TRUST COMPANY AMERICAS** (the ***Calculation Agent***).

WHEREAS:

(a) This second supplemental trust deed (the ***Second Supplemental Trust Deed***) is entered into pursuant to, and is supplemental to, the trust deed dated 23 March 1994 (the ***Original Trust Deed***) entered into between the Issuer and the Trustee as amended and supplemented by a first supplemental trust deed dated 10 September 2004 (the ***First Supplemental Trust Deed*** and, together with the Original Trust Deed, the ***Principal Trust Deed***). The Principal Trust Deed together with the Second Supplemental Trust Deed, is hereafter referred to as the ***Trust Deed***.

(b) At a meeting of holders of the 3 per cent. convertible bonds due 1 April 2001 in an initial principal amount of US$125,000,000 (***Bonds***) of the Issuer (***Bondholders***) held on [•] 2004, the Bondholders by an extraordinary resolution (the ***Extraordinary Resolution***) authorised the Trustee, inter alia, to execute this Second Supplemental Trust Deed.

(c) The Issuer and the Trustee wish to execute this Second Supplemental Trust Deed pursuant to the Extraordinary Resolution.

NOW THIS DEED WITNESSES AND IT IS HEREBY AGREED AND DECLARED AS FOLLOWS:

1. **DEFINITIONS AND INTERPRETATION**

1.1 Definitions

(a) Capitalised terms defined in the Original Trust Deed, shall have the same meanings when used herein.

(b) In this Second Supplemental Trust Deed, unless the context otherwise requires:

Agreement for Utilisation of receivables means the agreement dated 23 October 2003 signed between the Issuer, IFCI Limited, the monitoring agency and the State Bank of India, the lead working capital banker;

Business Day means a day, other than Saturday or Sunday, on which commercial banks are open for business in London, New York, Mumbai and Kolkata;

Claim means a claim, potential claim, counterclaim, potential counterclaim, right of set-off, indemnity, cause of action, right or interest of any kind or nature whatsoever, whether known or unknown, suspected or unsuspected, however and whenever arising and in whatever capacity and jurisdiction;

Domestic Secured Lenders means lenders to the Issuer comprising a collection of Indian financial institutions and Indian banks to the extent of at least 75 per cent. of the Issuer's secured borrowings from domestic lenders whose lending facilities to the Issuer are secured over the assets of the Issuer;

Interest Period means the period from and including 1 April 2004 to but excluding the First Settlement Payment Date and each successive period from and including a Settlement Payment Date to but excluding the next Settlement Payment Date;

Settlement Payment means any of the First Settlement Payment, Second Settlement Payment, Third Settlement Payment, Fourth Settlement Payment or Fifth Settlement Payment specified in Clause 7.1;

Settlement Payment Date means each of the dates specified as such in Clause 7.1;

Total Settlement Amount means the amount equal to the aggregate of the First Settlement Payment, the Second Settlement Payment, the Third Settlement Payment, the Fourth Settlement Payment and the Fifth Settlement Payment;

Total Settlement Amount Outstanding means, as at any date, the amount equal to the Total Settlement Amount less an amount equal to the aggregate, if any, of all Settlement Payments previously made in accordance with the provisions of this Second Supplemental Trust Deed; and

UTI Debt means the total outstanding borrowings owed by the Issuer to the Unit Trust of India, the state owned mutual fund.

1.2 Interpretation

In this Second Supplemental Trust Deed, unless the context otherwise requires:

(a) the singular shall include the plural and vice versa;

(b) references to ***dollars*** or ***$*** or ***US$*** are references to the lawful currency of the USA; and

(c) a reference to a Clause, unless the context otherwise requires, is a reference to a Clause of this Second Supplemental Trust Deed.

2. CONDITIONS PRECEDENT

2.1 The provisions of Clauses 3 (Conditions Subsequent), 4 (Operation), 5 (Confirmation of the Existing Trust Deed), 6 (Undertaking), 7 (Payment), 8 (Interest), 9 (Set-Off), 10 (Termination of the Original Trust Deed) and 13 (Conflict) of this Second Supplemental Trust Deed will only have effect from the date (the ***Effective Date***) being a date falling no later than 31 December 2004 (or such later date as may be agreed between the Trustee and the Issuer) on which the Trustee has received from the Issuer:

(a) a certificate of two Directors of the Issuer stating that all necessary approvals, consents and authorisations from the Reserve Bank of India, the Ministry of Finance of India, the Domestic Secured Lenders of the Issuer and/or such other entities or authorities as are necessary for the Issuer to enter into this Second Supplemental Trust Deed and give effect to the provisions hereof have been received by the Issuer;

(b) a certificate of two Directors of the Issuer stating that as at no earlier than 5 days prior to the Effective Date, no Event of Default or Potential Event of Default, apart from events specified in Condition 9(i) (Non-payment) and events specified in Condition 9(iii) (cross-default) (the latter having been remedied, save for default in respect of the UTI Debt), has occurred in respect of the Bonds;

(c) legal opinions from the Issuer's Indian legal counsel and English legal counsel, in form and substance satisfactory to the Trustee, to be dated the date of the execution of this Second Supplemental Trust Deed to the effect that this Second Supplemental Trust Deed creates legal, valid and binding obligations of the Issuer, enforceable in accordance with their terms and, if a Termination Notice is given the obligations of the Issuer under the Principal Trust Deed will be legal, valid and binding obligations of the Issuer, enforceable in accordance with their terms and (in the case of the Indian legal opinion) that a fresh period of limitation in respect of the Principal Trust Deed as prescribed under the Indian Limitation Act of 1963 will start from the date on which a Termination Notice is validly given; and

(d) payment of all fees, costs and expenses claimed by the Trustee and the Agents and their legal advisers as of the date hereof.

3. CONDITIONS SUBSEQUENT

3.1 If any Settlement Payment or any amount payable by the Issuer in accordance with Clauses 7 (Payment) or 8 (Interest) is not paid by the Issuer within 60 Business Days from the date that such payment is due (the ***Settlement Default Date***) the Trustee shall, but (as between the Trustee and the Bondholders and without affecting the effect of any such Termination Notice as between the Issuer and the Trustee (and the Bondholders)) only if so requested or directed in accordance with sub-clause 3.2, give a notice to the Issuer (the ***Termination Notice***), the form of which is annexed hereto at Schedule 1.

3.2 The Termination Notice shall be given by the Trustee if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of Bondholders, in each case, subject to the Trustee being indemnified to its satisfaction.

3.3 On the date a Termination Notice is duly given by the Trustee to the Issuer in accordance with Clause 14 hereof, Clauses 4 (Operation), 5 (Confirmation of the Existing Trust Deed), 6 (Undertaking), 7 (Payment), 8 (Interest), 10 (Termination of the Original Trust Deed) and 11 (Further Assurance) of this Second Supplemental Trust Deed shall immediately cease and have no force and effect and all the provisions of the Principal Trust Deed shall be fully effective and binding on the Issuer and no breach of any provision of the Principal Trust Deed or the Bonds (including failure to pay amounts due thereunder) nor any Event of Default or Potential Event of Default which has occurred prior to the date hereof shall be treated as having been waived and the Trustee and the Bondholders shall be entitled to exercise and enforce all their rights under the Principal Trust Deed and the Bonds in respect of the same as though this Second Supplemental Trust Deed had not been entered into. All other provisions of this Second Supplemental Trust Deed shall survive termination of the specified provisions of this Second Supplemental Trust Deed as a result of the Trustee giving a Termination Notice to the Issuer.

4. OPERATION

4.1 From the Effective Date to the date (if any) on which a Termination Notice is given or all the obligations of the Issuer under this Second Supplemental Trust Deed have been fully performed and discharged, the provisions of Clause 2(B) of the Original Trust Deed (except the proviso to clause 2(B)(i)) and Conditions 4, 6(A), 7 and 9 shall be superseded by the provisions of Clauses 3 (Conditions Subsequent), 7 (Payment) and 8 (Interest) of this Second Supplemental Trust Deed however Clause 2(B)(ii) of the Original Trust Deed shall be construed as referring to all payment obligations of the Issuer under the Trust Deed other than those due to the Trustee under Clause 11 of the Original Trust Deed and neither the Trustee nor the Bondholders shall bring any Claim or commence any proceeding whatsoever in any jurisdiction or exercise or seek to or take steps to exercise any right against the Issuer arising out of the provisions of the above Clauses and Conditions or any failure by the Issuer to comply with the same, whether past, current, future or contingent.

4.2 The Trustee hereby grants to the Issuer a continuing waiver in respect of all Events of Default and Potential Events of Default (both as defined in the Trust Deed) which have occurred in relation to the Bonds and under the Trust Deed prior to the date hereof but only until the earlier of (i) 31 December 2004; and (ii) the date on which (if at all) the Trustee gives a Termination Notice.

5. CONFIRMATION OF THE EXISTING TRUST DEED

Save as expressly modified by this Second Supplemental Trust Deed, all the provisions of the Principal Trust Deed and the Bonds shall continue in full force and effect. The Principal Trust Deed shall henceforth be construed as one instrument with this Second Supplemental Trust Deed.

6. UNDERTAKING

The Issuer shall discharge its obligations under Clauses 7 (Payment) and 8 (Interest) on their respective due dates, prior to making any payment (other than interest, fees and charges due and payable towards available working capital facilities) to the Domestic Secured Lenders due under the Agreement for the Utilisation of receivables on that date.

7. PAYMENT

7.1 In settlement of the debt outstanding to Bondholders under the Principal Trust Deed and the Bonds, the Issuer will unconditionally pay to or to the order of the Trustee in US dollars for value by 10.00 a.m. (New York time) on the Business Day prior to the same becoming due (i) interest on the Total Settlement Amount Outstanding calculated in accordance with the provisions of Clause 8 (Interest) on each Settlement Payment Date and (ii) the following payments on the dates specified hereunder:

(a) US$3,420,480 (the ***First Settlement Payment***) on 10 November 2004 or within seven Business Days of the date on which this Second Supplemental Trust Deed is executed, whichever is later (the ***First Settlement Payment Date***);

(b) US$4,788,672 (the ***Second Settlement Payment***) on 10 February 2005 or on the date which is three calendar months from the First Settlement Payment Date, whichever is later (the ***Second Settlement Payment Date***);

(c) US$5,472,768 (the ***Third Settlement Payment***) on 10 May 2005 or on the date which is three calendar months from the Second Settlement Payment Date, whichever is later (the ***Third Settlement Payment Date***);

(d) US$6,840,960 (the ***Fourth Settlement Payment***) on 10 August 2005 or on the date which is three calendar months from the Third Settlement Payment Date, whichever is later (the ***Fourth Settlement Payment Date***); and

(e) US$13,681,920 (the ***Fifth Settlement Payment***) on 10 November 2005 or on the date which is three calendar months from the Fourth Settlement Payment Date, whichever is later (the ***Fifth Settlement Payment Date***).

7.2 If any Settlement Payment Date would otherwise fall on a day which is not a Business Day, then such Settlement Payment Date shall be postponed to the next day which is a Business Day.

7.3 For the avoidance of doubt, references to "principal" in the Principal Trust Deed include the whole or any part of the amounts payable by the Issuer under Clause 7.1(ii), and references to "interest" in the Principal Trust Deed include any amounts payable by the Issuer under Clause 7.1(i).

7.4 The reference to "3 per cent. per annum of the principal amount of the Bonds" in Condition 8 shall be replaced by "that stated herein as payable by the Issuer under the Second Supplemental Trust Deed had no such tax been levied".

8. INTEREST

8.1 The interest payable by the Issuer pursuant to Clause 7.1 shall be payable in respect of the period from and including 1 April 2004 to but excluding the Fifth Settlement Payment Date and shall be determined in accordance with the following provisions.

(a) The rate of interest (the ***Rate of Interest***) for each Interest Period will, subject as provided below, be the arithmetic mean (rounded if necessary up to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations (expressed as a percentage rate per annum) for the rate for three month US dollar deposits in the London interbank market (the ***Reference Rate***) which appear on the Telerate page 3750 (or such other page as may replace that page on the Dow Jones Telerate Service) the ***Relevant Screen Page***) as at 11.00 a.m. (London time) on the second London business day (the ***Interest Determination Date***) before the first day of the Interest Period in question, plus 1.50 per cent. per annum (the ***Margin***), all as determined by the Calculation Agent. If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest rate, one only of such rates) and the lowest (or, if there is more than one such lower rate, one only of such rates) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

(b) If, in respect of any Interest Period, the Relevant Screen Page is not available or if the Reference Rate does not appear, in each case as at the time specified in the preceding paragraph, the Calculation Agent shall request the principal London office of each of the Reference Banks (as defined below) to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Reference Rate at approximately 11.00 a.m. (London time) on the Interest Determination Date in question. If two or more of the Reference Banks provide the Trustee with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded if necessary up to the fifth decimal place, with 0.000005 being rounded upwards) of such offered quotations plus the Margin, all as determined by the Calculation Agent.

(c) If the previous paragraph is applicable and on the relevant Interest Determination Date one only or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided above, the Rate of Interest for the relevant Interest Period shall be that rate determined as at the last preceding Interest Determination Date at which the Rate of Interest could be determined in accordance with the foregoing provisions.

(d) For the purpose of this Clause, ***Reference Banks*** means those banks whose offered quotations last appeared on the Relevant Screen page when no fewer than three such offered quotations appeared and ***London business day*** means a day on which commercial banks and foreign exchange markets settle payments in London.

(e) The Calculation Agent at or as soon as practicable after each time at which the Rate of Interest is to be determined, will determine the Rate of Interest for the relevant Interest Period. The Calculation Agent will calculate the amount of interest (the ***Interest Amount***) payable in respect of the Total Settlement Amount Outstanding (assuming the Settlement Payment due on the Settlement Payment Date immediately succeeding the relevant Interest Determination Date is paid) for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to the Total Settlement Amount Outstanding (assuming the Settlement Payment due on the Settlement Payment Date immediately succeeding the relevant Interest Determination Date is paid), multiplying such sum by the actual number of days in the Interest Period concerned divided by 360 and rounding the resultant figure to the nearest cent.

8.2 If payment of any part of the Total Settlement Amount due to be made on any Settlement Payment Date is not made when due, interest calculated as aforesaid shall continue to accrue on such unpaid amount until the date on which it is paid in full.

9. SET-OFF

If: (i) the Trustee gives a Termination Notice to the Issuer in accordance with Clause 3 (Conditions Subsequent); or (ii) a Claim in relation to the Principal Trust Deed is brought against the Issuer and the Issuer is judged to incur any obligation or liability as a result of such Claim, then all amounts paid by the Issuer to the Bondholders in accordance with Clauses 7 (Payment) and 8 (Interest) in the period up to and including the date on which the Termination Notice is duly given by the Trustee or the date such judgement is issued (as the case may be), shall be deemed to have been paid by the Issuer to the Trustee and Bondholders under the Principal Trust Deed in discharge of its liabilities thereunder and the Issuer's liabilities under the Principal Trust Deed shall therefore be reduced by an amount equal to the amount so paid. Nothing in this Clause shall affect amounts payable to the Trustee under Clause 11 of the Original Trust Deed.

10. TERMINATION OF THE PRINCIPAL TRUST DEED

Payment of the Total Settlement Amount and all other amounts payable by the Issuer under this Second Supplemental Trust Deed shall constitute a full and complete discharge and satisfaction of the Issuer's payment obligations and liabilities to the Bondholders arising under or in connection with the Trust

Deed in respect of the Bonds, including in respect of Bondholders only: (i) all accrued or contingent rights and liabilities under or in respect of it; (ii) all Claims in respect of any actual or alleged breach of it or the Bonds; and (iii) all obligations and liabilities that, whether expressly or implicitly, would otherwise have survived or extended beyond termination, shall terminate and cease to be of any further force or effect.

11. FURTHER ASSURANCE

Each of the parties to this Second Supplemental Trust Deed agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the other party may reasonably require, on or after the date of execution of this Second Supplemental Trust Deed to implement and/or give effect to this Second Supplemental Trust Deed.

12. HEADINGS

Headings are contained in this Second Supplemental Trust Deed for convenience only and shall not affect its interpretation.

13. CONFLICT

13.1 The Principal Trust Deed and the terms and conditions of the Bonds shall remain in full force and effect subject only to the provisions of this Second Supplemental Trust Deed.

13.2 If there is a conflict or inconsistency between the terms of this Second Supplemental Trust Deed and the Principal Trust Deed, the terms of this Second Supplemental Trust Deed will prevail to the extent of such conflict or inconsistency.

14. NOTICES

14.1 Any notice or other formal communication to be given under this Second Supplemental Trust Deed shall be in writing and signed by or on behalf of the party giving it. It shall be:

(a) sent by fax to the number set out in Clause 14.2; or

(b) delivered by hand or sent by prepaid recorded delivery or registered post to the relevant address in Clause 14.2.

In each case it shall be marked for the attention of the relevant party set out in Clause 14.2 (or as otherwise notified from time to time under this Second Supplemental Trust Deed). Any notice given by hand delivery, fax or post shall be deemed to have been duly given:

(a) if hand delivered, when delivered;

(c) if sent by fax, twelve (12) hours after the time of transmission to the correct fax number, provided that the sending party shall have obtained electronic or other confirmation of accurate and complete transmission; and

(d) if sent by recorded delivery or registered post, at 10 a.m. on the fifth Business Day from the date of posting,

unless there is evidence that it was received earlier than this and provided that, where (in the case of delivery by hand or by fax) the delivery or transmission occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 10 a.m. on the next following Business Day. References to time in this Clause are to local time at the address of the addressee.

14.2 The addresses and fax numbers of the parties for the purpose of Clause 14.1 are:

(a) Issuer:

Address: "Park Plaza", 71 Park Street, Kolkata - 700 016, India

Fax No: +91 33 2229 1956

For the attention of: Anil Sureka

(b) Trustee:

Address: Winchester House, 1 Great Winchester Street, London EC2N 2DB

Fax No: +44 20 7547 0372

For the attention of: GDS – Trust & Securities Services

(c) Calculation Agent:

Address: 60 Wall Street, 27th Floor – MS NYC60-2710, New York, NY 10005

Fax No: +1 212 797 8615

For the attention of: Rodney Gaughan, Trust & Securities Services

14.3 All notices or formal communications under or in connection with this Second Supplemental Trust Deed shall be in the English language.

15. AMENDMENTS

A variation of this Second Supplemental Trust Deed is valid only if it is in writing and executed as a Deed by or on behalf of each party.

16. INVALIDITY

If any provision of this Second Supplemental Trust Deed is or is held to be invalid or unenforceable, then so far as it is invalid or unenforceable it has no effect and is deemed not to be included in this Second Supplemental Trust Deed. This shall not invalidate any of the remaining provisions of this Second Supplemental Trust Deed. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision by a valid provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

17. GOVERNING LAW AND JURISDICTION

17.1 This Second Supplemental Trust Deed is governed by and shall be construed in accordance with English law and the provisions of Clauses 21(A) and 21(B) of the Original Trust Deed shall apply to this Second Supplemental Trust Deed as if such provisions were set out in full in this Second Supplemental Trust Deed.

17.2 The Issuer irrevocably appoints Law Debenture Corporate Services Limited (the ***Process Agent***), to receive, for it and on its behalf, service of process in any Proceedings in England. Such service shall be deemed completed on delivery to the Process Agent (whether or not it is forwarded to and received by the Issuer). If for any reason the Process Agent ceases to be able to act as such or no longer has an address in England the Issuer irrevocably agrees to appoint a substitute process agent acceptable to the Trustee and shall immediately notify the Trustee of such appointment. Nothing shall affect the right to serve process in any other manner permitted by law.

18. COUNTERPARTS

This Second Supplemental Trust Deed may be executed and delivered in counterparts which, taken together, shall constitute one and the same deed and a party to this Second Supplemental Trust Deed may enter into the same by executing and delivering a counterpart.

19. RIGHTS OF THIRD PARTIES

A person who is not a party to this Second Supplemental Trust Deed has no right under the Contract (Rights of Third Parties) Act 1999 to enforce any term of this Second Supplemental Trust Deed but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

SCHEDULE 1

FORM OF TERMINATION NOTICE

Ispat Industries Limited
Park Plaza
71 Park Street
Kolkata
700 016
India
Attention: Anil Sureka (Executive Director - Finance)

Facsimile number: +91 33 2229 1956; and
E-mail: anil_sureka@ispatind.com

[Date]

Dear Sir / Madam,

US$125,000,000 3 per cent. Convertible Bonds due 2001

Capitalised terms used but not defined herein shall have the meaning ascribed to them in the Second Supplemental Trust Deed entered into between Ispat Industries Limited, Deutsche Trustee Company Limited and Deutsche Bank Trust Company Americas on [•] 2004 (the "Second Supplemental Trust Deed").

We refer to Clause 3 of the Second Supplemental Trust Deed. This is the Termination Notice referred to in Clause 3 of the Second Supplemental Trust Deed, which we hereby serve on the Issuer. On the date on which this Termination Notice is duly given in accordance with Clause 14 of the Second Supplemental Trust Deed, Clauses 4 (Operation), 5 (Confirmation of Existing Trust Deed), 6 (Undertaking), 7 (Payments), 8 (Interest), 10 (Termination of the Original Trust Deed) and 11 (Further Assurances) of the Second Supplemental Trust Deed shall, in accordance with Clause 3 of the Second Supplemental Trust Deed, immediately cease and have no force and effect and all the provisions of the Principal Trust Deed shall be fully effective and binding on the Issuer and no breach of any provision of the Principal Trust Deed or the Bonds (including failure to pay amounts due thereunder) nor any Event of Default or Potential Event of Default, which has occurred prior to the date hereof shall be treated as having been waived and the Trustee and the Bondholders shall be entitled to exercise and enforce all their rights under the Principal Trust Deed and the Notes in respect of the same as though the Second Supplemental Trust Deed had not been entered into. All other provisions of the Second Supplemental Trust Deed shall survive termination of the specified provisions of this Second Supplemental Trust Deed as a result of the Trustee giving this Termination Notice to the Issuer.

This letter is to be governed by, and construed in accordance with, English law.

Yours faithfully

____
Deutsche Trustee Company Limited

IN WITNESS whereof this Second Supplemental Trust Deed has been entered into by the Issuer and the Trustee and executed as a Deed by each of the parties hereto the day and year first above written.

ISPAT INDUSTRIES LIMITED

By:

The Common Seal of

DEUTSCHE TRUSTEE COMPANY LIMITED
has been affixed hereto in the presence of:

By:

By:

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:

ANNEX B: DRAFT FIRST SUPPLEMENTAL AGENCY AGREEMENT

[•] 2004

ISPAT INDUSTRIES LIMITED
(formerly Nippon Denro Ispat Limited)

-and-

DEUTSCHE TRUSTEE COMPANY LIMITED
(formerly Bankers Trustee Company Limited)

-and-

OTHERS

FIRST SUPPLEMENTAL PAYING AND TRANSFER AGENCY AGREEMENT
relating to
3 per cent. Bonds due 2001
in an initial principal amount of US$125,000,000

THIS FIRST SUPPLEMENTAL PAYING AND TRANSFER AGENCY AGREEMENT is made on [•] 2004

BETWEEN

(4) **ISPAT INDUSTRIES LIMITED** (formerly Nippon Denro Ispat Limited) (the ***Issuer***);

(2) **DEUTSCHE BANK TRUST COMPANY AMERICAS** (formerly Bankers Trust Company) as principal paying and transfer agent (the ***Principal Paying and Transfer Agent***, which expression shall, unless the context otherwise requires, include its successors as such principal paying and transfer agent);

(3) **DEUTSCHE BANK LUXEMBOURG S.A.** (formerly Bankers Trust Luxembourg S.A.) as paying and transfer agents (the ***Agents***, which expression shall, unless the context otherwise requires, include the Principal Paying and Transfer Agent and any other or further agents appointed in accordance with this Agreement);

(4) **DEUTSCHE BANK TRUST COMPANY AMERICAS** (formerly Bankers Trust Company) as registrar (the ***Registrar***, which expression shall, unless the context otherwise requires, include its successors as such registrar);

(5) **DEUTSCHE BANK LUXEMBOURG S.A.** (formerly Bankers Trust Luxembourg S.A.) as replacement agent (the ***Replacement Agent***, which expression shall include its successors as such replacement agent);

(6) **DEUTSCHE BANK TRUST COMPANY AMERICAS** (formerly Bankers Trust Company) as depositary (the ***Depositary*** which expression shall include its successors as such depositary); and

(7) **DEUTSCHE TRUSTEE COMPANY LIMITED** (formerly Bankers Trustee Company Limited) as trustee for the persons for the time being holding the Bonds referred to below (the ***Trustee***, which expression shall include its successors as such trustee or any joint trustee).

WHEREAS:

(A) This first supplemental paying and transfer agency agreement (the ***First Supplemental Agency Agreement***) is entered into pursuant to, and is supplemental to, the paying, conversion and transfer agency agreement dated 23 March 1994 (the ***Agency Agreement***) made by and among the parties hereto.

(B) At a meeting of holders (the ***Bondholders***) of the 3 per cent. Bonds due 2001 issued in an initial principal amount of US$125,000,000 by the Issuer (the ***Bonds***) held on [•] [•] 2004, certain amendments to the Agency Agreement and a second supplemental trust deed entered into on or about the date hereof between the Issuer, the Trustee and the Principal Paying and Transfer Agent acting as calculation agent (the ***Second Supplemental Trust Deed***) were approved by extraordinary resolution (the ***Extraordinary Resolution***). The Issuer and the parties to the Agency Agreement wish to execute this First Supplemental Agency Agreement in order to reflect the Extraordinary Resolution.

NOW THIS AGREEMENT WITNESSES AND IT IS HEREBY AGREED AND DECLARED AS FOLLOWS:

1. DEFINITION

Capitalised terms defined in the Agency Agreement, shall have the same meanings when used herein.

2. AMENDMENTS TO THE AGENCY AGREEMENT

2.1 References in the Agency Agreement to "Trust Deed" shall mean the Trust Deed as amended by the First Supplemental Trust Deed dated 10 September 2004 and the Second Supplemental Trust Deed, references in the Agency Agreement to "Conditions" shall mean the Conditions as amended by the terms of the Second Supplemental Trust Deed, references to "principal" in the Agency Agreement shall include the whole or any part of the amounts payable by the Issuer under Clause 7.1(ii) of the Second Supplemental Trust Deed, and references to "interest" in the Agency Agreement shall include any amounts payable by the Issuer under Clause 7.1(i) of the Second Supplemental Trust Deed.

2.2 Until such time (if any) as a Termination Notice is served in accordance with the Second Supplemental Trust Deed, Clause 6(B) of the Agency Agreement shall be amended to read as follows:

"Surrender of Certificates to Agents: The Agents shall accept surrender of Certificates from Bondholders as a condition precedent to payment of principal in accordance with the Conditions. At close of business on the second business day (as defined in Condition 6) before the due date for payment in respect of Bonds, and, if Certificates are surrendered later than that, on any business day thereafter on which Certificates are surrendered, each Agent to whom Certificates have been surrendered will notify the Registrar and the Principal Paying, Conversion and Transfer Agent of the certificate numbers of Certificates surrendered to it at that time. Each Agent will make the relevant annotation on Certificates surrendered to it and return the Certificate to the Bondholder, except in respect of a payment of principal on the Fifth Payment Date, when the Agents shall cancel the Certificates surrendered to it and forward the cancelled Certificates to the Principal Paying and Transfer Agent for destruction.

2.3 The Issuer will promptly notify the Agents of (i) the occurrence of the Effective Date and (ii) upon being given a Termination Notice, both as defined in the Trust Deed.

2.4 The Agents acknowledge that from the Effective Date until the date on which the Trustee shall give a Termination Notice, the Agents shall act as agents of the Issuer.

3. HEADINGS

Headings are contained in this First Supplemental Agency Agreement for convenience only and shall not affect its interpretation.

4. BENEFIT OF THIS FIRST SUPPLEMENTAL AGENCY AGREEMENT

The Agency Agreement shall remain in full force and effect subject only to the amendments to be effected hereunder.

5. EFFECTIVENESS OF AMENDMENTS

The amendments effected by this First Supplemental Agency Agreement shall take effect from the date which is the later of (i) the date on which the last party hereto has executed this First Supplemental Agency Agreement and (ii) the Effective Date, until such time as the Trustee shall give a Termination Notice to the Issuer or all of the obligations of the Issuer under the Second Supplemental Trust Deed have been discharged.

6. ONE AGENCY AGREEMENT

The Agency Agreement and this First Supplemental Agency Agreement shall henceforth be read and construed together as one Agency Agreement, provided that if there is a conflict or inconsistency between the terms of this First Supplemental Agency Agreement and the Agency Agreement, the terms of this First Supplemental Agency Agreement will prevail to the extent of such conflict or inconsistency.

7. **Governing Law and Jurisdiction**

7.1 This First Supplemental Agency Agreement is governed by and shall be construed in accordance with English law and the provisions of Clauses 20(A) and 20(B) of the Agency Agreement shall apply to this First Supplemental Agency Agreement as if such provisions were set out in full in this First Supplemental Agency Agreement.

7.2 The Issuer irrevocably appoints Law Debenture Corporate Services Limited (the ***Process Agent***), to receive, for it and on its behalf, service of process in any Proceedings in England. Such service shall be deemed completed on delivery to the Process Agent (whether or not it is forwarded to and received by the Issuer). If for any reason the Process Agent ceases to be able to act as such or no longer has an address in England the Issuer irrevocably agrees to appoint a substitute process agent acceptable to the Trustee and shall immediately notify the Trustee of such appointment. Nothing shall affect the right to serve process in any other manner permitted by law.

8. **Counterparts**

This First Supplemental Agency Agreement may be executed and delivered in counterparts which, taken together, shall constitute one and the same agreement and a party to this First Supplemental Agency Agreement may enter into the same by executing and delivering a counterpart.

9. **Rights of Third Parties**

A person who is not a party to this First Supplemental Agency Agreement has no right under the Contract (Rights of Third Parties) Act 1999 to enforce any term of this First Supplemental Agency Agreement or the Agency Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

10. **Meeting of Bondholders**

The parties to this First Supplemental Agency Agreement consent to the amendments to the Agency Agreement as set out in this First Supplemental Agency Agreement on the basis that such amendments were approved by the Extraordinary Resolution.

IN WITNESS whereof this First Supplemental Agency Agreement has been entered into by the Issuer and the other parties to it and executed as an agreement by each of the parties hereto the day and year first above written.

ISPAT INDUSTRIES LIMITED

By:

DEUTSCHE BANK TRUST COMPANY AMERICAS
(as the Principal Paying and Transfer Agent)

By:

DEUTSCHE BANK LUXEMBOURG S.A.
(as the Agents)

By:

Authorised Signatory

Authorised Signatory

DEUTSCHE BANK TRUST COMPANY AMERICAS
(as the Registrar)

By:

DEUTSCHE BANK LUXEMBOURG S.A.
(as the Replacement Agent)

By:

Authorised Signatory

Authorised Signatory

DEUTSCHE BANK TRUST COMPANY AMERICAS
(as the Depositary)

By:

DEUTSCHE TRUSTEE COMPANY LIMITED
(as the Trustee)

By:

Authorised Signatory

Authorised Signatory

Exhibit 2

ISPAT INDUSTRIES LIMITED

(formerly Nippon Denro Ispat Limited)

NOTICE OF A MEETING OF HOLDERS OF

3 per cent. Convertible Bonds due 2001
in an initial principal amount of US$125,000,000 (the "Bonds")

THIS NOTICE DOES NOT CONSTITUTE AN OFFER TO BUY OR SELL SECURITIES. THIS NOTICE IS IMPORTANT. IF BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD CONSULT THEIR STOCKBROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

Each Bondholder in the United States is hereby notified that the transactions contemplated in this Notice have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and will be conducted in reliance upon applicable exemptions from the registration requirements of the Securities Act.

The amendments proposed at the Meeting described in this Notice will entail the restructuring of the Bonds. To the extent related disclosure requirements apply, these are of a foreign (i.e., non-US) country that are different from those of the United States.

It may be difficult for a holder of the above Bonds (a "Bondholder") to enforce his rights and any claim he may have arising under the US federal securities laws since Ispat Industries Limited (the "Issuer") is located outside the US, and some or all of its officers and directors are residents of countries outside the US. A Bondholder may not be able to sue the Issuer or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel the Issuer and its affiliates to subject themselves to a US court's judgment.

Copies of this Notice and the Explanatory Memorandum dated 27 September, 2004 (including the current draft of the Second Supplemental Trust Deed and the First Supplemental Agency Agreement, both as defined below) will be made available to each Bondholder who is a DTC Participant through DTC. **Other materials in connection with this Notice are available to Bondholders upon request at the contact details provided at the end of this Notice in accordance with the provisions below.**

Ispat Industries Limited ("the Issuer") hereby gives notice that a meeting (the "Meeting") of the holders ("Bondholders") of the 3 per cent. Convertible Bonds due 2001 of the Issuer (the "Bonds") will be held on 21 October, 2004, at 10 a.m., London time, at the offices of Deutsche Trustee Company Limited, Winchester House, 1 Great Winchester Street, London EC2N 2DB England, for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an extraordinary resolution (the "Extraordinary Resolution") in accordance with the terms and conditions of the Bonds (the "Conditions") and the trust deed dated 23 March, 1994 (the "Original Trust Deed") as amended by a first supplemental trust deed dated 10 September 2004 (the "First Supplemental Trust Deed" and together with the Original Trust Deed, the "Trust Deed") made between the Issuer and Deutsche Trustee Company Limited (formerly known as Bankers Trustee Company Limited), as trustee (the "Trustee"). The Extraordinary Resolution relates to certain amendments proposed by the Issuer to the Trust Deed as more fully described in the Explanatory Memorandum dated 27 September, 2004 (the "Explanatory Memorandum").

EXTRAORDINARY RESOLUTION

In accordance with its normal practice, the Trustee expresses no opinion on the merits of the proposed arrangements (which it was not involved in negotiating) but has authorised it to be stated that it has no objection to the Extraordinary Resolution being submitted to Bondholders for their consideration.

THE EXTRAORDINARY RESOLUTION:

This meeting (the "Meeting") of the holders of 3 per cent. Convertible Bonds due April 2001 issued in an initial principal amount of US$125,000,000 (the "Bonds") of Ispat Industries Limited, formerly known as Nippon Denro Ispat Limited (the "Issuer") constituted by the Trust Deed dated 23 March, 1994 (the "Original Trust Deed"), as amended by a first supplemental trust deed dated 10 September, 2004 (the "First Supplemental Trust Deed" and together with the Original Trust Deed, the "Trust Deed") made between the Issuer and Deutsche Trustee Company Limited, formerly known as Bankers Trustee Company Limited (the "Trustee") as trustee of the holders of the Bonds (the "Bondholders") hereby RESOLVES TO:

(a) consent to the amendment of the Trust Deed on the terms set out in the second supplemental trust deed (the "Second Supplemental Trust Deed"), to be entered into between the Issuer, the Trustee and Deutsche Bank Trust Company Americas, and to the amendment of the paying, conversion and transfer agency agreement dated 23 March, 1994 made between the Issuer, the Trustee and the agents named therein on the terms set out in the first supplemental agency agreement (the "First Supplemental Agency Agreement"), both in or substantially in the form attached to the explanatory memorandum dated 27 September, 2004 (the "Explanatory Memorandum") distributed and/or made available to Bondholders, produced to the Meeting and for the purposes of identification signed by the Chairman of the Meeting;

(b) authorise and request the Trustee to execute the Second Supplemental Trust Deed and the First Supplemental Agency Agreement to be entered into between the Issuer, the Trustee and the agents named therein, in or substantially in the form appended to the Explanatory Memorandum, produced to the Meeting and for the purposes of identification signed by the Chairman of the Meeting;

(c) authorise and request the Trustee to concur in the implementation of the amendments to the Trust Deed and to execute and perform all such deeds, instruments, acts and things that in the sole discretion of the Trustee may be necessary, desirable or expedient to carry out and give effect to the amendments to the Trust Deed and this extraordinary resolution (the "Extraordinary Resolution");

(d) consent to the implementation of the First Supplemental Agency Agreement and to the execution and performance of all such deeds, instruments, acts and things that may be necessary or expedient to carry out and give effect to the First Supplemental Agency Agreement;

(e) subject to execution of the Second Supplemental Trust Deed by the Issuer and the Trustee, grant, and authorise the Trustee to grant, a continuing waiver in respect of all Events of Default and Potential Events of Default (as defined in the Trust Deed) which have occurred in relation to the Bonds and under the Trust Deed prior to the date on which the Second Supplemental Trust Deed is entered into by the Issuer and the Trustee but only until the earlier of (i) 31 December, 2004 and (ii) the date on which (if at all) the Trustee gives a Termination Notice (as defined in the Second Supplemental Trust Deed);

(f) subject to the execution of the Second Supplemental Trust Deed by the Issuer and the Trustee, sanction every abrogation, modification, compromise or arrangement in respect of the rights of the Bondholders against the Issuer involved in or resulting from the modifications and amendments and other matters referred to in this Extraordinary Resolution; and

(g) discharge and exonerate the Trustee from any liability to Bondholders by reason of entering into the Second Supplemental Trust Deed or the First Supplemental Agency Agreement or any other documents, deeds, instruments, acts or things as the Trustee shall determine may be necessary or expedient to give effect to this Extraordinary Resolution."

BACKGROUND

The Bonds matured on 1 April, 2001 but were not redeemed by the Issuer. In addition, payment of interest on the Bonds due on 1 April, 2001 was not made. The Issuer has been discussing a proposal for the restructuring of the Conditions with certain Bondholders representing in aggregate approximately 37 per cent. of the outstanding principal amount of the Bonds and has convened the Meeting in order to put such restructuring proposal to Bondholders to enable certain amendments to the Trust Deed and related matters, (the "Amendments") to be made, amongst other things, by the execution of a second supplemental trust deed (the "Second Supplemental Trust Deed").

The Issuer has discussed the matters referred to in this Notice of meeting with certain Bondholders referred to above. Each of these Bondholders has signed a letter indicating to the Issuer that it intends to vote in favour of the Extraordinary Resolution.

It is proposed that the Second Supplemental Trust Deed will:

(a) provide for the repayment of 25 per cent. of the outstanding principal amount of US$250 of each US$1,000 in original principal amount of each Bond and

25 per cent. of the interest on each Bond due and unpaid from and including 1 April, 2000 to but excluding 1 April, 2004 (amounting in aggregate to US$30 for each US$1,000 in original principal amount of each Bond) (the "Total Settlement Amount"), in five instalments as follows:

(i) payment of 10 per cent. of the Total Settlement Amount, equal to US$3,420,480, to be paid on 10 November, 2004 or within seven Business Days (as defined in the Second Supplemental Trust Deed) of the date on which the Second Supplemental Trust Deed is executed, whichever is later (the "First Settlement Payment Date");

(ii) payment of 14 per cent. of the Total Settlement Amount, equal to US$4,788,672, to be paid on 10 February, 2005 or on the date three calendar months from the date of the First Settlement Payment Date, whichever is later (the "Second Settlement Payment Date");

(iii) payment of 16 per cent. of the Total Settlement Amount, equal to US$5,472,768, to be paid on 10 May, 2005or on the date three calendar months from the date of the Second Settlement Payment Date, whichever is later (the "Third Settlement Payment Date");

(iv) payment of 20 per cent. of the Total Settlement Amount, equal to US$6,840,960, to be paid on 10 August, 2005 or on the date three calendar months from the date of the Third Settlement Payment Date, whichever is later (the "Fourth Settlement Payment Date");

(v) payment of the residual 40 per cent. of the Total Settlement Amount, equal to US$13,681,920, to be paid on 10 November, 2005 or on the date three calendar months from the Fourth Settlement Payment Date, whichever is later (the "Fifth Settlement Payment Date" and together with the First Settlement Payment Date, the Second Settlement Payment Date, the Third Settlement Payment Date and the Fourth Settlement Payment Date, the "Payment Dates" and each a "Payment Date"); and

(b) provide for the payment of interest on the Total Settlement Amount outstanding from and including 1 April, 2004 to but excluding the Fifth Settlement Payment Date at the rate of three month U.S. dollar deposits in the London interbank market plus 1.5 per cent. per annum payable quarterly in arrears on each date on which payment of the Total Settlement Amount is made, as further described in the Second Supplemental Trust Deed. If payment of any part of the Total Settlement Amount due to be made on a Payment Date is not made when due, interest calculated as aforesaid shall continue to accrue on such unpaid amount until the date on which it is paid in full all as more particularly provided for in the Second Supplemental Trust Deed.

Payment of the Total Settlement Amount and all other amounts payable by the Issuer under the Second Supplemental Trust Deed shall constitute a full and complete discharge and satisfaction of the Issuer's obligations and liabilities to each of the Trustee and the Bondholders arising under or in connection with the Trust Deed in respect of the Bonds, and upon such payment being made, the Trust Deed shall terminate and cease to be of any further force or effect and, for the avoidance of doubt, 75 per cent. of outstanding principal amount of each Bond and 75 per cent. of the interest on each Bond due and unpaid from and including 1 April, 2000 to but excluding 1 April, 2004 shall be discharged.

The restructuring proposal as described above is to be effected through the execution of the Second Supplemental Trust Deed. Certain consequential changes are to be effected by the execution of the First Supplemental Agency Agreement referred to in the Extraordinary Resolution above.

ATTENDANCE, QUORUM AND VOTING AT THE MEETING

Requirements for attending and voting

IMPORTANT: The Bonds are currently in the form of two Global Certificates, each registered in the name of a nominee of The Depositary Trust Company ("DTC"). Each person who is a beneficial owner ("Beneficial Owner") of a particular nominal amount of the Bonds as shown in the records of DTC or DTC's Participants ("DTC Participants"), Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream") or their respective accountholders ("Accountholders") should note that each such person will not be a Bondholder for the purpose of this Notice and will only be entitled to attend and/or vote at the Meeting in accordance with the procedures set out below, except that DTC Participants who are individuals and who have been appointed proxies by DTC may attend and vote at the Meeting. DTC Participants who are not individuals and Accountholders (including Euroclear and Clearstream (each, a "Clearing System")) and Beneficial Owners who hold their interests in Bonds through DTC Participants or Accountholders, including the Clearing Systems, may appoint or arrange for the DTC Participant through which they hold their interests in Bonds to appoint or arrange for the appointment of sub-proxies to enable their votes and those of the Beneficial Owners who hold their interests in Bonds through DTC Participants to be cast. Accordingly, Beneficial Owners should convey their voting instructions, directly or through the DTC Participant, any Clearing System or Accountholder through which they hold their interests in the Bonds, to the DTC Participant in accordance with the procedures of DTC or the relevant Clearing System and such DTC Participants or Accountholders or arrange by the same means to be appointed a proxy or sub-proxy.

Only those DTC Participants shown in the records of DTC on 15 October, 2004 (the "Record Date") will be entitled to attend the Meeting and vote on the Extraordinary Resolution or issue voting instructions to the Principal Paying Agent or appoint sub-proxies to enable their votes and those of the Beneficial Owners who hold their Bonds through DTC Participants to be cast. Transferees of Bonds after the Record Date will not be entitled to vote on the Extraordinary Resolution or to attend the Meeting.

(1) If DTC's usual procedures are applied, the DTC Participants on the Record Date will be appointed as DTC's proxies under an omnibus proxy and, if individuals, will be entitled to attend and vote at the Meeting.

(2) A Beneficial Owner who is not a DTC Participant but wishes **to attend and vote at the Meeting in person** must produce a form of sub-proxy issued by the DTC Participant through whom he holds his Bonds. Beneficial Owners should contact the DTC Participant through whom they hold their Bonds or, in the case of Bonds held through a Clearing System or an Accountholder, contact the relevant Clearing System or the Accountholder for their procedures in respect of being appointed as a sub-proxy. Forms of sub-proxy are available from the specified office of the Principal Paying Agent. Completed forms of sub-proxy must be delivered to the Principal Paying Agent not later than 24 hours before the time fixed for the Meeting and may not be revoked during the period commencing 24 hours before the Meeting and ending at the close of the Meeting.

(3) A DTC Participant or a Beneficial Owner **not wishing to attend and vote at the Meeting in person but who wishes to vote at the Meeting** may give a voting instruction or, in the case of a Beneficial Owner who is not a DTC Participant, arrange for the DTC Participant through whom he holds his Bonds to give a voting instruction, instructing the Principal Paying Agent to appoint a third person as a proxy to attend and vote at the Meeting in accordance with the instructions given. Voting instructions must be received by the Principal Paying Agent not later than 48 hours before the time fixed for the Meeting and may not be revoked during the period commencing 48 hours before the Meeting and ending at the close of the Meeting.

(4) Alternatively, a DTC Participant or a Beneficial Owner **not wishing to attend the Meeting in person but who wishes to vote at the Meeting** may appoint a sub-proxy or, in the case of a Beneficial Owner who is not a DTC Participant, arrange (as described above) through the DTC Participant through whom he holds his Bonds, for that DTC Participant to appoint some other person, nominated by the DTC Participant or the Beneficial Owner as the case may be as a sub-proxy to attend and vote at the Meeting in accordance with his instructions.

Beneficial Owners should contact the DTC Participant through whom they hold their Bonds or, in the case of Bonds held through a Clearing System or an Accountholder, contact the relevant Clearing System or the Accountholder in good time to enable votes to be cast on their behalf and sub-proxies to be appointed.

Quorum

Pursuant to Condition 12 and Schedule 3 to the Trust Deed, the Extraordinary Resolution is required to be passed by way of extraordinary resolution. For the proposed Extraordinary Resolution to be duly passed, the quorum required at the Meeting is two or more persons present in person holding Bonds or being proxies, sub-proxies or representatives and holding or representing in the aggregate not less than three-quarters in principal amount of the Bonds for the time being outstanding. If a quorum is not present, the Meeting will be adjourned for such period between 14 days and 42 days as may be decided by the Chairman of the Meeting and the quorum at such adjourned meeting will be two or more persons present in person holding Bonds or being proxies, sub-proxies or representatives and holding or representing in the aggregate not less than one-third in principal amount of the Bonds for the time being outstanding.

Voting

Every question submitted to the Meeting will be decided in the first instance on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman of the Meeting, the Issuer, the Trustee or by one or more persons present holding or representing a Bond or being a proxy, sub-proxy or representative (holding or representing in the aggregate not less than 2 per cent. in principal amount of the Bonds for the time being outstanding). If a poll is so demanded at the Meeting, it shall be taken in such manner (subject as provided below) either at once or after such an adjournment as the Chairman of the Meeting directs and the result of such poll shall be deemed to be the resolution of the Meeting at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the Meeting for the transaction of any business other than the question on which the poll has been demanded. Any poll demanded at the Meeting on the election of the Chairman of the Meeting or on any question of adjournment shall be taken at the Meeting without adjournment.

On a show of hands every person who is present in person and who produces a Bond or is a proxy, sub-proxy or representative will have one vote and on a poll every person who is so present will have one vote in respect of each US$1,000 in original principal amount of Bonds so produced or in respect of which he is a proxy, sub-proxy or representative. The proxy or sub-proxy named in any form of proxy need not be a Bondholder.

To be passed, an Extraordinary Resolution requires a majority in favour of not less than three-quarters of the votes cast. If passed at the Meeting, the Extraordinary Resolution will be binding on all the Bondholders, whether or not present at such Meeting and whether or not voting.

AVAILABILITY OF DOCUMENTS

Copies of this Notice and the Explanatory Memorandum (including the current draft of the Second Supplemental Trust Deed and the First Supplemental Agency Agreement) will be made available to each Bondholder who is a DTC Participant through DTC. In addition, copies of the Notice, the Explanatory Memorandum (including the current draft of the Second Supplemental Trust Deed and the First Supplemental Agency Agreement), sub-proxy and voting instructions forms in relation to the Meeting will be available for collection by Bondholders at the offices of the Principal Paying Agent and for inspection by Bondholders at the offices of the Luxembourg Listing Agent and the Trustee (details of the above institutions are set out hereunder). Copies of the Original Trust Deed, the paying, conversion and transfer agency agreement dated 23 March, 1994 entered into between the Issuer, the Trustee and others and the First Supplemental Trust Deed will be available for inspection only by Bondholders at the specified offices of the Luxembourg Listing Agent, the Trustee and the Principal Paying Agent. All documents referred to in this Section will be made available for inspection or collection, as applicable, from the date of this Notice to the date of the Meeting or any adjournment thereof.

FURTHER INFORMATION

Bondholders should contact the following for further information on voting at the Meeting or for the purpose of collecting or inspecting documents. The Issuer has retained Australia and New Zealand Banking Group Limited as its financial adviser in connection with the Amendments. Requests for additional copies of the Explanatory Memorandum, sub-proxy forms or voting instruction forms and other materials in connection with the Meeting or the Amendments may be directed to Australia and New Zealand Banking Group Limited, the Trustee or the Principal Paying Agent (who may require evidence of a person's holding in the Bonds before releasing any information).

However, Beneficial Owners holding their Bonds through DTC, DTC Participants, Euroclear, Clearstream or Accountholders should contact these institutions, as applicable, and follow their instructions for voting at or being appointed as a sub-proxy for the purposes of the Meeting.

Financial Advisor
Australia and New Zealand Banking Group Limited
Minerva House
Montague Close
London SE1 9DH
England
Contact: John Snelling
Tel +44 207 378 2902
Fax + 44 207 378 2909

Trustee
Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB
England
Contact: Leigh Cobb
Fax +44 207 547 0372

Principal Paying Agent
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY10005
U.S.A.
Contact: Rodney Gaughan
Fax + 1 212 797 8615

Luxembourg Listing Agent
Dexia Banque Internationale à Luxembourg
69, route d'Esch
L - 2953 Luxembourg
Contact: Transaction Execution Group
Tel + 352 4590 1
Fax + 352 4590 4227

Registered Office: Park Plaza, 71 Park Street, Kolkota 700 016, India

By order of the Board of Directors of Ispat Industries Limited

Dated 27 September, 2004

Exhibit 3

NOTICE

27 September 2004

To: Holders of 3 per cent. Convertible Bonds due 1 April 2001 in an initial principal amount of US$125,000,000 (the "Bonds") issued by Ispat Industries Limited (formerly Nippon Denro Ispat Limited) (the "Issuer")

The Issuer refers to its previous notice to holders of Bonds (the "Bondholders") on 22 February 2001 advising Bondholders of its inability to meet the interest and redemption obligations regarding the Bonds and its intention to restructure the terms and conditions of the Bonds. Since then the Issuer has been in discussion regarding a proposal for the restructuring of the Bonds with certain Bondholders representing in aggregate approximately 37 per cent. of the outstanding principal amount of the Bonds.

The Issuer announces that, following such discussions, each of these Bondholders has signed a letter informing the Issuer that it intends to vote in favour of the Extraordinary Resolution to approve the proposed restructuring of the Bonds, details of which appear in the Notice (as defined below).

The Issuer has arranged for a notice (the "Notice") of the Meeting (as defined in the Notice) to be published in the Luxemburger Wort today. ***Copies of the Notice are also available for inspection only by Bondholders at the specified offices of the Luxembourg Listing Agent, the Trustee and for collection at office of the Principal Paying Agent as set out below from the date of this notice to the date of the Meeting or any adjournment thereof.*** The Notice includes the text of the Extraordinary Resolution on which Bondholders will be invited to vote, together with instructions on voting or attending at the Meeting. The Issuer has also prepared an Explanatory Memorandum (as defined in the Notice), which is also made available to Bondholders in the same manner as the Notice and which also contains current drafts of the supplemental trust deed and supplemental agency agreement that would implement the proposed restructuring of the Bonds. Further instructions on how to obtain copies of the Explanatory Memorandum and other documents related to this notice and the restructuring of the Bonds are given in the Notice.

Principal Paying Agent
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY10005
U.S.A.
Contact Rodney Gaughan
Fax + 1 212 797 8615

Luxembourg Listing Agent
Dexia Banque Internationale à Luxembourg
69, route d'Esch
L - 2953 Luxembourg
Contact
Transaction Execution Group
Tel + 352 45901
Fax + 352 4590 4227

Trustee
Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB
England
Contact Leigh Cobb

THIS NOTICE IS IMPORTANT. IF BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE THEY SHOULD CONSULT THEIR STOCKBROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

Dated 27 September 2004

Ispat Industries Limited
Regd. Office: "Park Plaza", 71, Park Street Kolkata – 700 016, India.

This notice does not constitute an offer of securities in any jurisdiction. The Extraordinary Resolution referred to in this Notice will entail the restructuring of the Bonds of a foreign (i.e. non-US) company. The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for Bondholders to enforce their rights and any claim they may have arising under the US federal securities laws, since the Issuer is located outside the US, and some or all of its officers and directors are residents of countries outside the US. Bondholders may not be able to sue the Issuer or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel the Issuer and its affiliates to subject themselves to a US court's judgement.

Exhibit 4

Dated 23rd March, 1994

NIPPON DENRO ISPAT LIMITED

- and -

BANKERS TRUSTEE COMPANY LIMITED

TRUST DEED

constituting

US$125,000,000

3 per cent. Convertible Bonds 2001

Convertible into Global Depositary Receipts

FRESHFIELDS BRUCKHAUS DERINGER

CONTENTS

THIS TRUST DEED is made on 23rd March, 1994 BETWEEN:-

(1) NIPPON DENRO ISPAT LIMITED, (the "Issuer"); and

(2) BANKERS TRUSTEE COMPANY LIMITED (the "Trustee", which expression shall, where the context so admits, include all persons for the time being the trustee or trustees of this Trust Deed).

WHEREAS:-

(A) The Issuer, incorporated in India with limited liability, has authorised the issue of US$125,000,000 3 per cent. Convertible Bonds 2001 to be constituted by this Trust Deed.

(B) The Trustee has agreed to act as trustee of this Trust Deed on the following terms and conditions.

NOW THIS DEED WITNESSES AND IT IS HEREBY DECLARED as follows:-

1. INTERPRETATION

(A) Definitions: The following expressions shall have the following meanings:-

"Accounts" means in relation to the Issuer and a Fiscal Period, its balance sheet and profit and loss account for that Fiscal Period, which shall be consolidated if the Issuer has Subsidiaries which should be consolidated under Indian laws or regulations or under auditing standards or practices generally accepted in India;

"Affiliates" has the meaning set out in Rule 501(b) of Regulation D under the Securities Act;

"Agents" means the Principal Agent and the other paying, conversion and transfer agents appointed in accordance with the Agency Agreement, at their specified offices, and their Successors;

"Agency Agreement" means the Paying, Conversion and Transfer Agency Agreement dated today, as may be altered from time to time, between the Issuer, the Trustee, the Agents, the Registrar and the Depositary, whereby the Agents and the Registrar were appointed and includes any other agreements related to it, as may be altered from time to time, previously approved in writing by the Trustee appointing Successor Agents or a Successor Registrar;

"Auditors" means the auditors for the time being of the Issuer or, if they are unable or unwilling to carry out any action requested of them under this Trust Deed, such other firm of accountants as may be nominated or previously approved in writing by the Trustee for the purpose (after prior consultation (where practicable) with the Issuer);

"Bondholder" or, in respect of a Bond, holder means a person in whose name a Bond is registered in the register of Bondholders maintained by the Registrar in accordance with the Agency Agreement save that, for the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds in respect of which a Global Certificate is issued shall be recognised as the beneficiaries of the trusts set out in this Trust Deed to the extent of the principal amount of the interest in the Bonds set out in the certificate of the holder as if they are themselves the holders of Bonds in such principal amounts;

"Bonds" means the Bonds, in the denomination of US$1,000 each, in registered form comprising the US$125,000, 3 per cent. Convertible Bonds 2001 constituted by this Trust Deed and for the time being outstanding or, as the context may require, a specific number or principal amount of them;

"business day" in relation to any place means a day on which commercial banks are open for business in such place;

"Certificate" means a certificate, in or substantially in the form set out in Schedule 1, issued in the name of the holder of one or more Bonds; and, except in Clause 3, includes the Global Certificates;

"Conditions" means the terms and conditions set out in Schedule 1 as from time to time modified in accordance with this Trust Deed, and as modified, in their application to Bonds in respect of which the Global Certificate is issued, by the provisions of the Global Certificate, and any reference to a particularly numbered Condition shall be construed accordingly;

"Conversion Date" has the meaning set out in Condition 5(B)(i);

"Conversion Notice" means the written notice in a form previously approved by the Trustee required to accompany Certificates deposited for the purposes of conversion of Bonds, the initial form of which is set out in Exhibit A to the Agency Agreement;

"Conversion Period" has the meaning set out in Condition 5(A)(i);

"Conversion Price" has the meaning set out in Condition 5(A)(iii);

"Conversion Right" has the meaning set out in Condition 5(A)(i);

"Current Market Price per Share" has the meaning given to it in Clause 7(H);

"Deposit Agreement" means the Deposit Agreement dated today, between the Issuer and the Depositary;

"Depositary" means the Depositary appointed pursuant to the Deposit Agreement;

"DTC" means The Depository Trust Company;

"Equity Option" means the existing option granted by the Issuer to certain financial institutions in India pursuant to outstanding term loans, which option expires on 31st March, 1995, to convert such loans into Shares at par which would, upon exercise in full, result in the allotment of a total of 8,598,000 fully-paid Shares;

"Event of Default" means any of the events described in Condition 9;

"Extraordinary Resolution" has the meaning set out in paragraph 18 of Schedule 3;

"Fiscal Period" means, as the context may require, a period commencing on 1st July and ending on the succeeding 30th June provided that if the Issuer shall change its financial year so as to end on a date other than 30th June, the foregoing shall be amended as necessary;

"GDRs" means Global Depositary Receipts issued pursuant to the Deposit Agreement;

"Global Certificates" means the Restricted Global Certificate, if any, and the Regulation S Global Certificate, if any, issued in respect of all the Bonds;

"non-assessable", in relation to securities, including the Shares, means that, when issued, those securities are not subject to any further calls by the Issuer for, or any other provisions which could require, further payments or contributions from their holders;

"outstanding" means, in relation to the Bonds, all the Bonds issued other than (a) those which have been redeemed in accordance with the Conditions, (b) those in respect of which the date for redemption in accordance with the Conditions has occurred and the redemption moneys and all accrued interest have been duly paid to the Trustee as provided in Clause 2 or have been duly paid to the Principal Agent if permitted by Clause 2 and remain available for payment following surrender of Bonds, (c) those in respect of which claims have become prescribed under Condition 10, and (d) those in respect of which the Conversion Right has been duly exercised and discharged or which have been converted pursuant to Condition 5(F) (and, for the avoidance of doubt, a Bond in respect of which a Conversion Date has occurred shall be deemed to remain outstanding until the Conversion Right has been satisfied and discharged even if the holder is removed from the register during the conversion process); provided that for the purposes of (1) ascertaining the right to attend and vote at any meeting of the Bondholders, (2) the determination of how many Bonds are outstanding for the purposes of Conditions 9, 11 and 12 and Schedule 3, (3) the exercise of any discretion, power or authority which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the Bondholders and (4) the certification (where relevant) by the Trustee as to whether a Potential Event of Default is in its opinion materially prejudicial to the interests of the Bondholders, those Bonds which are beneficially held by or on behalf of the Issuer or any of its subsidiaries and not cancelled shall (unless no longer so held) be deemed not to remain outstanding;

"Potential Event of Default" means an event or circumstance, which would with the giving of notice and/or lapse of time and/or the issuing of a certificate become an Event of Default;

"Principal Agent" means Bankers Trust Company at its specified office in New York City or any Successor Principal Agent appointed in accordance with the Agency Agreement;

"record date" means a date fixed by the Issuer or otherwise specified for the purpose of determining entitlements to dividends or other distributions to, or rights of, holders of Shares;

"Regulation S Global Certificate" means a global Certificate substantially in the form set out in Schedule 2 bearing the Transfer Legend;

"Replacement Agent" means Bankers Trust Luxembourg S.A. at its specified office in Luxembourg or any Successor Replacement Agent appointed under the Agency Agreement at its specified office;

"Registrar" means Bankers Trust Company at its specified office in New York City or any Successor Registrar appointed under the Agency Agreement at its specified office;

"Restricted Global Certificate" means a global Certificate substantially in the form set out in Schedule 2 bearing the Transfer Legend;

"Shares" means (a) shares of the class of share capital of the Issuer which, at the date of this Trust Deed, are designated as ordinary shares of the Issuer, together with shares of any class or classes resulting from any sub-division, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or winding-up of the Issuer, and (b) fully-paid and non-assessable shares of any class or classes of the share capital of the Issuer authorised after the date of this Trust Deed which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or winding-up of the Issuer; provided that, subject to the provisions of Condition 5(E), shares to be issued on conversion of the Bonds and the expression "Shares" when used in Clause 5(A), (D), (E), (F) and (G) shall mean only "Shares" as defined in sub-paragraph (a) above;

"specified office" means, in relation to any Agent, the Replacement Agent, the Registrar or the Depositary either the office identified with its name at the end of the Conditions or any other office approved in writing by the Trustee and notified to the Bondholders pursuant to Clause 10(L);

"Subsidiary" means, at any particular time, a company which is then directly or indirectly controlled, or more than 50 per cent, of whose issued equity share capital (or equivalent) is then beneficially owned, by the Issuer and/or one or more of its Subsidiaries. For a company to be "controlled" by another means that the other (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove all or the majority of the members of the Board of Directors or other governing body of that company or otherwise controls or has the power to control the affairs and policies of that company;

"Successor" means, in relation to the Agents, the Replacement Agent, the Registrar or the Depositary, such other or further person as may from time to time be appointed by the Issuer as an Agent, the Replacement Agent, the Registrar or the Depositary with the prior written approval of, and on terms approved in writing by, the Trustee and notice of whose appointment is given to Bondholders pursuant to Clause 10(L);

"Transfer Legend" means the legend imprinted on the Global Certificate (and any individual definitive Certificate issued in exchange for an interest therein) restricting the transfer of the Bonds in respect of which such Certificate has been issued;

"this Trust Deed" means this Trust Deed, the Schedules (as from time to time altered in accordance with this Trust Deed) and any other document executed in accordance with this Trust Deed (as from time to time so altered) and expressed to be supplemental to this Trust Deed;

"trust corporation" means a corporation entitled by rules made under the Public Trustee Act 1906 (or any successor statute or re-enactment thereof) or entitled pursuant to any other legislation applicable to a trustee in any jurisdiction other than England to carry out the functions of a custodian trustee.

(B) Construction of Certain References: References to:-

(1) costs, charges, remuneration or expenses shall include any withholding tax, value added tax, turnover tax or similar tax charged in respect thereof;

(2) "dollars" and "US$" shall be construed as references to the lawful currency for the time being of the United States of America;

(3) "Rupees" and "Rs" shall be construed as references to Rupees, being the lawful currency for the time being of India;

(4) any action, remedy or method of judicial proceedings for the enforcement of rights of creditors shall include, in respect of any jurisdiction other than England, references to such action, remedy or method of judicial proceedings for the enforcement of rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate thereto.

(C) Headings: Headings shall be ignored in construing this Trust Deed.

(D) Schedules: The Schedules are part of this Trust Deed and shall have effect accordingly.

(E) Definitions in Conditions: Terms defined in the Conditions shall, unless otherwise defined herein, have the same meaning when used in the main body of this Trust Deed.

2. AMOUNT OF THE BONDS AND COVENANT TO PAY

(A) Amount of the Bonds: The aggregate principal amount of the Bonds is limited to US$125,000,000.

(B) Covenant to pay:

(i) The Issuer will on any date when the Bonds or any of them become due to be redeemed unconditionally pay to or to the order of the Trustee in New York City in dollars in same day funds the principal amount of the Bonds becoming due for redemption on that date and will (subject to the Conditions) until such payment (both before and after judgment) unconditionally so pay to or to the order of the Trustee interest on the principal amount of the Bonds outstanding as set out in the Conditions provided that (1) every payment of any sum due in respect of the Bonds made to the Principal Agent as provided in the Agency Agreement shall, to such extent, satisfy such obligation except to the extent that there is failure in its subsequent payment to the relevant Bondholders under the Conditions and (2) in the case of any payment made after the due date or pursuant to Condition 9, such payment will be deemed to have been made on the third business day in New York City after the full amount due (including interest accrued to that third business day) has been received by the Principal Agent or the Trustee except (in the case where payment is made to the Principal Agent) to the extent that there is failure in the subsequent payment to the relevant Bondholders under the Conditions.

(ii) Benefit on trust: The Trustee will hold the benefit of the covenants in this Clause 2(B) on trust for the Bondholders.

(C) Discharge: Subject to sub-Clause (D), any payment to be made in respect of the Bonds by the Issuer or the Trustee may be made as provided in the Conditions and any payment so made will (subject to sub-Clause (D)) to such extent be a good discharge to the Issuer, or the Trustee, as the case may be.

(D) Payment after a Default: At any time after an Event of Default or a Potential Event of Default has occurred and (save where the Trustee has given notice that the Bonds are due and repayable) the Trustee may:-

(1) by notice in writing to the Issuer, the Agents, the Replacement Agent, the Depositary and the Registrar, require the Agents, the Replacement Agent, the Registrar and the Depositary, until notified by the Trustee to the contrary, so far as permitted by any applicable law:-

(a) to act thereafter, as Agents, Replacement Agent, Registrar and Depositary of the Trustee in relation to payments to be made by or on behalf of the Trustee in respect of the Bonds mutatis mutandis on the terms of the Agency Agreement (save for necessary consequential amendments and that the Trustee's liability under any provisions of the Agency Agreement for indemnification shall be limited to the amounts for the time being held by the Trustee on the trusts of this Trust Deed) and thereafter to hold all Certificates and all sums, documents and records held by them in respect of Bonds on behalf of the Trustee; and/or

(b) to deliver up all Certificates and all sums, documents and records held by them in respect of Bonds to the Trustee or as the Trustee shall direct in such notice or subsequently, provided that this provision (b) shall not apply to any documents or records which the relevant Agent, the Replacement Agent, the Registrar or the Depositary is obliged not to release by any law or regulation to which it is subject; and

(2) by notice in writing to the Issuer require it to make all subsequent payments in respect of the Bonds to or to the order of the Trustee and not to the Principal Agent.

3. FORM OF THE BONDS AND CERTIFICATES; ISSUE OF THE BONDS

(A) The Global Certificates: On issue of the Bonds, the Global Certificates in respect of the aggregate principal amount of the Bonds will be issued in the name of a nominee for DTC. The issue of Certificates in a name other than that of a nominee for DTC is restricted as provided in the Global Certificates. The Global Certificates need not be security printed.

(B) The Certificates: The definitive Certificates will be printed in accordance with all applicable stock exchange requirements of the exchange on which the Bonds are listed from time to time and will be in or substantially in the form set out in Schedule 1 and endorsed with the Conditions.

(C) Signature: The Global Certificates will be signed manually by a Director or other duly authorised officer of the Issuer or manually by any duly authorised attorney of the Issuer. The definitive Certificates (if they are issued) will be signed manually or in facsimile by a Director of the Issuer and authenticated manually by or on behalf of the Registrar. The Issuer may use the facsimile signature of any person who at the date of this Trust Deed is a Director of the Issuer even if, in the case of a Director, at the time of issue of any Certificate or the Global Certificates he no longer holds such office and the Bonds in respect of which the Global Certificates or a Certificate is so executed and authenticated will be binding and valid obligations of the Issuer.

(D) Issue: Issue and delivery of the Bonds shall be complete on the issue and delivery of the Global Certificates by, or at the order of, the Issuer and completion of the register of Bondholders by or on behalf of the Registrar.

(E) Entitlement to treat holder as owner: The holder of any Bond will (save as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on or the theft or loss of the Certificate issued in respect of it) and no person will be liable for so treating the holder.

4. STAMP DUTIES AND TAXES

(A) Stamp Duties: The Issuer will pay any stamp, issue, registration, documentary, transfer or other taxes and duties, including interest and penalties, payable in India in respect of the creation, issue and offering of the Bonds, the execution or delivery of this Trust Deed and the deposit of Certificates for conversion of Bonds and the issue and delivery of Shares following such deposit (other than those taxes and duties payable by the converting Bondholder as expressly provided in the Conditions). The Issuer will also indemnify the Trustee and the Bondholders from and against all stamp, issue, registration, documentary or other taxes paid by any of them in any jurisdiction in connection with any action taken by or on behalf of the Trustee or, as the case may be, (where entitled under Condition 11 to do so) the Bondholders to enforce the obligations of the Issuer under this Trust Deed or the Bonds.

(B) Change of Taxing Jurisdiction: If the Issuer becomes subject generally to the taxing jurisdiction of any territory or any authority of or in that territory having power to tax other than or in addition to India or any such authority of or in such territory which imposes taxes, duties, assessments or governmental charges of whatever nature with respect to this Trust Deed or the Bonds then the Issuer will subject to necessary permissions under Indian laws (unless the Trustee otherwise agrees in writing) give to the Trustee an undertaking in form and manner satisfactory to the Trustee in terms corresponding to the terms of Condition 8 with the substitution for, or (as the case may require) the addition to, the references in that Condition to India of references to that other or additional territory or authority to whose taxing jurisdiction the Issuer has become so subject and in such event this Trust Deed and the Bonds will be read accordingly.

5. COVENANTS RELATING TO THE CONVERSION RIGHTS

So long as any Conversion Right is, or is capable of being or becoming, exercisable, the Issuer will:-

(A) Availability of Shares: keep available, free from pre-emptive or other rights, out of its authorised but unissued Shares such number of Shares as would be required to be issued upon conversion of all the Bonds from time to time remaining outstanding and to satisfy in full all other rights of conversion into or exchange or subscription for Shares and shall ensure that all Shares delivered upon conversion of Bonds will be duly and validly issued as fully-paid and, non-assessable;

(B) Closing of Register: not close its register of shareholders or take any other action which prevents the transfer of its Shares generally unless, under Indian law or regulations as then in effect, the Bonds may be converted legally and the Shares issued upon conversion may (subject to any limitation imposed by law) be transferred (as between transferor and transferee although not as against the Issuer) at all times during the period of such closure or while such other action is effective, nor take any action which prevents the conversion of the Bonds or the issue of Shares in respect of them;

(C) Minimum Conversion Price: not take any action which would result in an adjustment of the Conversion Price if the result of such adjustment would (but for the provisions of Clause 7(L)) require Shares to be issued at a price below their par value (Rupees 10 at the date of this Trust Deed) unless the Shares to be issued on conversion of any Bond could, under any applicable law then in effect, be legally issued as fully-paid and non-assessable at such reduced Conversion Price;

(D) Listing of Shares: use its best endeavours (i) to obtain and maintain a listing on the Calcutta Stock Exchange ("CSE") and the Bombay Stock Exchange ("BSE") for all the issued Shares (ii) to obtain as soon as practicable after their issue, and maintain, a listing for all the shares issued on conversion of the Bonds on the CSE and the BSE and (iii) if the Issuer is unable to obtain or maintain such listings, to obtain and maintain a listing for such Shares on such other stock exchange or exchanges as the Issuer may from time to time (with the prior written consent of the Trustee, such consent not to be unreasonably withheld) determine and give notice of the identity of such stock exchange or exchanges to the Bondholders and references in Conditions of the Bonds to the Calcutta Stock Exchange and the Bombay Stock Exchange shall thereafter be construed as applying to such other stock exchange or stock exchanges; and give notice to Bondholders of any such listing or delisting of Shares (as a class);

(E) Other Securities: procure that no securities of the Issuer are, without the prior written *consent of* the Trustee, converted into or exchanged for Shares, and that no rights or warrants to subscribe for or purchase Shares are exercised, otherwise in each case than in accordance with their terms of issue (except to the extent that any modification of the terms of issue is either taken into account by an adjustment to the Conversion Price of the Bonds, or is such that it is not required to be taken into account by an adjustment to the Conversion Price of the Bonds);

(F) Other Classes of Share Capital: not create or issue any class of share capital other than Shares (i) prior to the commencement of the Conversion Period or (ii) after the commencement of the Conversion Period without giving to the Bondholders notice at least 21 days (all of which days must fall within the Conversion Period) prior to the relevant record date for the determination of shareholders entitled to vote at the general meeting of shareholders at which an amendment to the Issuer's Articles of Association to enable the Issuer to create such class of share capital is to be voted upon;

(G) Take-overs: if any offer is made to all holders of Shares (or such holders other than the offeror and/or any company controlled by the offeror and/or persons associated or acting in concert with the offeror) to acquire all or some of the

Shares and the offer comes to the knowledge of the Issuer, give notice of the offer to the Bondholders and the Trustee within 14 days after obtaining such knowledge;

(H) Merger etc.: if it is a party to any transaction referred to in Condition 5(E) in which the Issuer is not the continuing corporation, use its best endeavours to obtain all consents which may be necessary or appropriate under Indian law or regulations to enable the continuing corporation to give effect to the Conversion Rights and the rights of the Trustee under Condition 5(F);

(I) Purchase of Shares: not, and procure that none of its Subsidiaries shall, purchase Shares otherwise than in accordance with Indian law or regulations and Condition 7.

(J) Expenses: pay the expenses of the issue of, and all expenses of obtaining listing for, Shares issued on conversion of the Bonds.

(K) Registration: use its best endeavours to ensure that all the Shares issued on conversion of the Bonds may be registered in the name of a non-Indian person.

6. NOTICES RELATING TO THE CONVERSION RIGHTS

(A) If:-

(i) the Issuer shall authorise the granting, issue or offer to the holders of Shares of rights or warrants to subscribe for or purchase either any Shares or any securities convertible into or exchangeable for or which confer rights to purchase Shares; or

(ii) the Issuer shall declare a dividend in or make any other distribution on, or pay or make any cash or other distribution in respect of, Shares, other than a regular cash dividend out of the Issuer's distributable earnings and profits, or shall authorise the granting, issue or offer to the holders of Shares of rights or warrants to subscribe for or purchase any shares or securities other than Shares or any securities convertible into or exchangeable for or which confer rights to purchase Shares; or

(iii) there shall be any re-classification of the Shares (including a sub-division or consolidation of the Issuer's outstanding Shares) or any consolidation, merger or amalgamation to which the Issuer is a party or any sale or transfer of all or substantially all of the assets or business of the Issuer; or

(iv) the Issuer shall authorise the issue of any securities convertible into or exchangeable for Shares or rights or warrants to subscribe for or purchase Shares or securities (other than those referred to in paragraph (i) or (ii) above) which will, or shall authorise the issue of any Shares which will (or, if in any such case a relevant consideration or offering price fixed by the Board of Directors of the Issuer to be recommended at a relevant general meeting of shareholders is adopted, will) upon issue give rise to an adjustment to the Conversion Price pursuant to Clause 7; or

(v) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer

the Issuer shall forthwith give prior written notice thereof to the Trustee and the Principal Agent and, in addition, it will at least 14 days prior to the applicable (in the case of paragraph (a) below) record date or (in the case of paragraph (b) below) record date or date of submission, whichever is earlier, or (in the case of paragraph (c) below) date of submission, or (in the case of paragraph (d) below) date of issue or (in the case of paragraph (e) below) record date or effective date, whichever is earlier, give notice to the Bondholders stating, as the case may require:-

(a) the record date in India for such granting, issue or offer of rights or warrants, dividend, distribution or payment or such re-classification (and, in the case of the granting, issue or offer of rights or warrants, the period during which such rights or warrants may be exercised); or

(b) the date in India (1) on which such re-classification, consolidation, merger, amalgamation, sale, transfer, dissolution, liquidation or winding-up is to be submitted to a general meeting of shareholders of the Issuer for approval, and (2) which is the record date for the same (if applicable), and (3) on which such re-classification, consolidation, merger, amalgamation, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and (4) as of which it is expected that holders of Shares will be entitled, if at all, to exchange their Shares for securities or other property deliverable upon such re-classification, consolidation, merger, amalgamation, sale, transfer, dissolution, liquidation or winding-up; or

(c) (in the event of the declaration of a dividend or other distribution referred to in paragraph (ii) above, the payment of which must, under mandatory provisions of Indian law, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the Board of Directors of the Issuer before such dividend or other distribution may legally be paid or made) the date of such submission; or

(d) (in the event of an issue referred to in paragraph (iv) above) the date of such issue; or

(e) (in the event of such re-classification, consolidation, merger, amalgamation, sale, transfer, dissolution, liquidation or winding-up not being submitted to a general meeting of shareholders of the Issuer for approval) (1) the record date for the same (if applicable) and (2) the date when the same becomes effective;

provided that if the exact date of any such submission as is referred to in paragraph (b) or (c) of this sub-Clause is not known at the time of such notice to the Trustee and the Principal Agent, such notice shall indicate the approximate date thereof and the Issuer shall give a second notice to the Trustee and the Principal Agent as soon as practicable, specifying the exact date of submission, and provided further that if such period referred to in paragraph (a) of this sub-Clause or such effective date or exchange date referred to in paragraph (b) of this sub-Clause or such date of issue or effective date referred to in paragraph (d) or (e) respectively of this sub-Clause is not known at the time of such first notice to the Trustee and the Principal Agent, the Issuer shall give a second notice to the Trustee and the Principal Agent, at least 14 days prior to the commencement of such period or (as the case may be) effective date, exchange date or date of issue specifying such period and the date of commencement thereof and/or such effective date and/or such exchange date and/or such date of issue and shall also (in a case within paragraph (a), (b) or (e) above) cause such second notice to be given to Bondholders not later than 14 days prior to the commencement of the applicable period or (as the case may be) prior to the effective date or exchange date except where such period or date has already been specified in the first notice to the Bondholders. However, in the case of any issue referred to in paragraph (iv) above, the Issuer shall not be required to give any notice mentioned above before the date upon which the relevant consideration per Share for such issue is fixed by the Issuer but in any such case the Issuer shall promptly upon the fixing of such consideration give notice in accordance with the above provisions of this Clause.

(B) If the event referred to in the notice required pursuant to sub-Clause (A) would result in an adjustment to the Conversion Price, such notice shall also state the Conversion Price in effect at the time such notice is required to be given and the Conversion Price which will result after giving effect to such event or, if such adjusted Conversion Price is not then determinable, the fact that an adjustment in the Conversion Price may result. Without prejudice to Clause 5(C), if, after giving effect to the event covered by any such notice and to any adjustment in the Conversion Price, the Shares could not or might not (but for the provisions of Clause 7(L)), under applicable law then in effect, be legally issued upon conversion of Bonds as fully-paid and non-assessable, any such notice shall also state such fact and the extent to which, by reason of such provisions, effect will not be given to such adjustment.

(C) If, while any Conversion Right is or is capable of being or becoming exercisable, there shall be any adjustment to the Conversion Price, the Issuer shall (i) as soon as practicable notify the Trustee, the Principal Agent, each of the other Agents and the Depositary of particulars of the event giving rise to the adjustment, the Conversion Price after such adjustment, the date on which such adjustment takes effect and such other particulars and information as the Trustee may require and (ii) as soon as practicable after the date upon which such adjustment takes effect, give notice to the Bondholders in a form previously approved by the Trustee in writing stating that the Conversion Price has been adjusted and setting forth the Conversion Price in effect prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment. However, where a notice has been given pursuant to another sub-Clause of this Clause 6 correctly stating any information required to be given pursuant to this sub-Clause, then such notice shall, as to such information, satisfy the requirements of this sub-Clause.

(D) The Issuer shall give not less than 15 days' nor more than 60 days' prior notice in writing to the Trustee, the Registrar, each of the Agents and the Depositary of any days during the Conversion Period on which the Issuer's register of shareholders is to be closed. The notice shall state the reason for such closure and whether the Issuer intends to give notice to Bondholders of the closure in accordance with Condition 14.

7. ADJUSTMENTS TO THE CONVERSION PRICE

The Conversion Price shall be subject to adjustment as follows:-

(A) Declaration of dividend in, or free distribution of Shares Sub-divisions, consolidations and re-classifications of Shares:

(i) Adjustment: If the Issuer shall (a) declare a dividend in, or make a free distribution of, Shares, (b) sub-divide its outstanding Shares, (c) consolidate its outstanding Shares into a smaller number of Shares, or (d) re-classify any of its Shares into other securities of the Issuer, then the Conversion Price shall be appropriately adjusted so that the holder of any Bond the Conversion Date in respect of which occurs after the coming into effect of the adjustment described in this sub-Clause (A) shall be entitled to receive the number of GDRs representing Shares and/or other securities of the Issuer which he would have held or have been entitled to receive after the happening of any of the events described above had such Bond been converted immediately prior to the happening of such event (or, if the Issuer has fixed a prior record date for the determination of shareholders entitled to receive any such dividend or free distribution of Shares or other securities issued upon any such sub-division, consolidation or re-classification, immediately prior to such record date), but without prejudice to the effect of any other adjustment to the Conversion Price made with effect from the date of the happening of such event (or such record date) or any time thereafter.

(ii) Effective Date of Adjustment: An adjustment made pursuant to this sub-Clause (A) shall become effective immediately on the relevant event becoming effective or, if a record date is fixed therefor, immediately after such record date provided that in the case of a dividend in, or a free distribution of, Shares which must, under applicable Indian law or regulations, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the Board of Directors of the Issuer before being legally paid or made, and which is so approved after the record date fixed for the determination of shareholders entitled to receive such dividend or distribution, such adjustment shall, immediately upon such approval being given by such meeting, become effective retroactively to immediately after such record date.

(iii) Concurrent Adjustment Events: If the Issuer shall declare a dividend in, or make a free distribution of, Shares which dividend or distribution is to be made to shareholders as of a record date which is also:-

(a) the record date for the issue of any rights or warrants which requires an adjustment of the Conversion Price pursuant to sub-Clause (B);

(b) the day immediately before the date of issue of any securities convertible into or exchangeable for Shares which requires an adjustment of the Conversion Price pursuant to sub-Clause (D);

(c) the day immediately before the date of issue of any Shares which requires an adjustment of the Conversion Price pursuant to sub-Clause (E);

(d) the day immediately before the date of issue of any rights or warrants which requires an adjustment of the Conversion Price pursuant to sub-Clause (F); or

(e) determined by the Issuer or the Trustee to be the relevant date for an event or circumstance which requires an adjustment of the Conversion Price pursuant to sub-Clause (G),

then (except where such dividend or free distribution gives rise to a retroactive adjustment of the Conversion Price under this sub-Clause (A)), no adjustment of the Conversion Price in respect of such dividend or free distribution shall be made under this sub-Clause (A), but in lieu thereof an adjustment shall be made under sub-Clause (B), (D), (E) or (F) (as the case may require) by including in the denominator of the fraction described therein the aggregate number of Shares to be issued pursuant to such dividend or free distribution or under sub-Clause (G) if appropriate, by taking it into account in the adjustment selected and approved under that sub-Clause.

(B) Rights Issues and issues of Equity Securities to Shareholders:

(i) Adjustment: If the Issuer shall grant, issue or offer to the holders of Shares options, rights or warrants entitling them (1) to subscribe for or purchase Shares or (2) to subscribe for or purchase any securities convertible into or exchangeable for, or which carry rights to subscribe for or purchase, Shares:-

(a) at a consideration per Share receivable by the Issuer (determined as provided in sub-Clause (I)) which is fixed on or prior to the record date mentioned below and is less than the Current Market Price per Share at such record date; or

(b) at a consideration per Share receivable by the Issuer (determined as aforesaid) which is fixed after the record date mentioned below and is less than the Current Market Price per Share on the date the Issuer fixes such consideration,

then the Conversion Price in effect (in a case within (a) above) on the record date for the determination of shareholders entitled to receive such options, rights or warrants or (in a case within (b) above) on the date the Issuer fixes such consideration shall be adjusted in accordance with the following formula:-

$$NCP = OCPx \frac{N + v}{N + n}$$

where:

NCP = the Conversion Price after such adjustment.

OCP = the Conversion Price before such adjustment.

N = the number of Shares outstanding (having regard to sub-Clause (J)) at the close of business in Calcutta (in a case within (a) above) on such record date or (in a case within (b) above) on the date the Issuer fixes such consideration.

n = the number of Shares initially to be issued (in the case of (i) above) upon exercise of such options, rights or warrants at such consideration or (in the case of (2) above) upon exercise of such rights or warrants or exercise of conversion, exchange or purchase or subscription rights in respect of such securities at such consideration.

v = the number of Shares which the aggregate consideration receivable by the Issuer (determined as provided in sub-Clause (I)) would purchase at such Current Market Price per Share at the date specified in (a) or, as the case may be, (b) above.

(ii) Effective Date of Adjustment: Such adjustment shall become effective (in a case within (i)(a) above) immediately after the record date for the determination of shareholders entitled to receive such options, rights or warrants or (in a case within (i)(b) above) immediately after the Issuer fixes such consideration but retroactively to immediately after the record date for such determination.

(iii) Rights not taken up by Shareholders: If, in connection with a grant, issue or offer to the holders of Shares of options, rights or warrants of a kind described in sub-Clause (H)(i), any Shares or securities convertible into or exchangeable for, or which carry rights to purchase or subscribe Shares which are not subscribed for or purchased by the persons entitled thereto are offered to and/or subscribed by others (whether as placees or members of the public or pursuant to underwriting arrangements or otherwise), no further adjustment shall be required or made to the Conversion Price by reason of such offer and/or subscription and/or the exercise of rights of conversion or exchange, purchase or subscription in respect of such securities.

(C) Other Distributions to Shareholders:

(i) Adjustment: If the Issuer shall distribute to the holders of Shares evidences of its indebtedness, shares of capital stock of the Issuer (other than Shares), assets (excluding annual or interim dividends paid in cash out of net profit after tax for the financial year in respect of which such dividend is to be paid) or options, rights or warrants to subscribe for or purchase shares or securities (excluding those options, rights and warrants referred to in sub-Clause (B)), then the Conversion Price in effect on the record date for the determination of shareholders entitled to receive such distribution shall be adjusted in accordance with the following formula:-

$$NCP = OCPx\frac{CMP - fmv}{CMP}$$

where:-

NCP and OCP have the meanings given to them in sub-Clause (B).

CMP = the Current Market Price per Share on the record date for the determination of shareholders entitled to receive such distribution.

fmv = the fair market value (as determined by the Issuer and notified to the Trustee or, if pursuant to applicable

Indian law or regulations such determination is to be made by application to a court of competent jurisdiction, as determined by such court or by an appraiser appointed by such court) of the portion of the evidences of indebtedness, shares, assets, options, rights or warrants so distributed applicable to one Share.

In making a determination of the fair market value of any such indebtedness, shares, options, assets, rights or warrants, the Issuer shall consult a leading independent securities company or bank in India selected by the Issuer and previously approved in writing by the Trustee and shall take fully into account the advice received from such company or bank.

(ii) Effective Date of Adjustment: Such adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution, provided that (a) in the case of such a distribution which must, under applicable Indian law or regulations, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the Board of Directors of the Issuer before such distribution may legally be made and is so approved after the record date fixed for the determination of shareholders entitled to receive such distribution, such adjustment shall, immediately upon such approval being given by such meeting, become effective retroactively to immediately after such record date and (b) if the fair market value of the evidences of indebtedness, shares, assets, options, rights or warrants so distributed cannot be determined until after the record date fixed for the determination of shareholders entitled to receive such distribution, such adjustment shall, immediately upon such fair market value being determined, become effective retroactively to immediately after such record date.

(D) Issue of Convertible or Exchangeable Securities other than to Shareholders or on Exercise of Warrants:

(i) Adjustment: If the Issuer shall issue any securities convertible into or exchangeable for, or which carry rights to subscribe for or purchase, Shares or the grant of any such rights in respect of any existing securities (in each case other than the Bonds and other than in any of the circumstances described in sub-Clause (B), sub-Clause (C) or sub-Clause (F)) and in each case the consideration per Share receivable by the Issuer (determined as provided in sub-Clause (I)) shall be less than the Current Market Price per Share on the date in Calcutta on which the Issuer fixes the said consideration (or, if the issue of such securities is subject to approval by a general meeting of shareholders, on the date on which the Board of Directors of the Issuer fixes the consideration to be recommended at such meeting), then the Conversion Price in effect immediately prior to the date of issue of such convertible or exchangeable securities shall be adjusted in accordance with the following formula:-

$$NCP = OCPx \frac{N+v}{N+n}$$

where:-

NCP and OCP have the meanings given to them in sub-Clause (B).

N = the number of Shares outstanding (having regard to sub-Clause (J)) at the close of business in Calcutta on the day immediately prior to the date of such issue.

n = the number of Shares to be issued upon conversion or exchange of such securities or exercise of any rights in respect thereof at the initial conversion, exchange, subscription or purchase price or rate.

v = the number of Shares which the aggregate consideration receivable by the Issuer (determined as provided in sub-Clause (I)) would purchase at such Current Market Price per Share.

(ii) Effective Date of Adjustment: Such adjustment shall become effective as of the calendar day in Calcutta corresponding to the calendar day at the place of issue on which such securities are issued.

(E) Other Issues of Shares:

(i) Adjustment: If the Issuer shall issue any Shares (other than Shares issued upon conversion of the Bonds or in any of the circumstances described in any of sub-Clauses (A) to (D) above or (F) below or upon exercise of the Equity Option) for a consideration per Share receivable by the Issuer (determined as provided in sub-Clause (I)) less than the Current Market Price per Share on the date in Calcutta on which the Issuer fixes such consideration (or, if the issue of such Shares is subject to approval by a general meeting of shareholders, on the date on which the Board of Directors of the Issuer fixes the consideration to be recommended at such meeting), then the Conversion Price in effect immediately prior to the issue of such additional Shares shall be adjusted in accordance with the following formula:-

$$NCP = OCP x \frac{N + v}{N + n}$$

where:-

NCP and OCP have the meanings given to them in sub-Clause (B).

N = the number of Shares outstanding (having regard to sub-Clause (J)) at the close of business in Calcutta on the day immediately prior to the date of issue of such additional Shares.

n = the number of additional Shares issued as aforesaid.

v = the number of Shares which the aggregate consideration receivable by the Issuer (determined as provided in sub-Clause (I)) would purchase at such Current Market Price per Share.

(ii) Effective Date of Adjustment: Such adjustment shall become effective as of the calendar day in Calcutta of the issue of such additional Shares.

(F) Issues of Equity-related Securities other than to Shareholders:

(i) Adjustment: If the Issuer shall (1) issue options, rights or warrants to subscribe for or purchase Shares or securities convertible into or exchangeable for, or which carry rights to subscribe for or purchase, Shares (in each case other than in any of the circumstances described in sub-Clause (B) or sub-Clause (C) above) rights or warrants granted, issued or offered to the holders of or (2) grant any such rights in respect of securities the subject of any such options, rights or warrants (in each case other than in any of the circumstances described in sub-Clause (B) or sub-Clause (C) above) and the consideration per Share receivable by the Issuer (determined as provided in sub-Clause (I)) shall be less than the Current Market Price per Share on the date in Calcutta on which the Issuer fixes such consideration (or, if the issue of such options, rights or warrants is subject to approval by a general meeting of shareholders, on the date on which the Board of Directors of the Issuer fixes the consideration to be recommended at such meeting), then the Conversion Price in effect immediately prior to the date of the issue or grant shall be adjusted in accordance with the following formula:-

$$NCP = OCP x \frac{N + v}{N + n}$$

where:-

NCP and OCP have the meanings given to them in sub-Clause (B).

N = the number of Shares outstanding (having regard to sub-Clause (J)) at the close of business in Calcutta on the day immediately prior to the date of such issue or grant.

n = the number of shares to be issued on exercise of such options, rights or warrants and (if applicable) conversion, exchange, subscription or purchase rights in respect of such securities at such consideration.

v = the number of Shares which the aggregate consideration receivable by the Issuer (determined as provided in sub-Clause (I)) would purchase at such Current Market Price per share.

(ii) Effective Date of Adjustment: Such adjustment shall become effective as of the calendar day in Calcutta corresponding to the calendar day at the place of issue on which such rights or warrants are issued.

(G) Analogous Events and Modifications: If (i) the rights of conversion or exchange, purchase or subscription attaching to any options, rights or warrants to subscribe for or purchase Shares or any securities convertible into or exchangeable for, or which carry rights to subscribe for or purchase shares are modified (other than pursuant to and as provided in the terms and conditions of such options, rights, warrants or securities) or (ii) the Issuer (after consultation with a leading securities company or investment bank of international repute in India selected by the Company and previously approved in writing by the Trustee, or failing such selection within a reasonable period of time, as selected by the Trustee) or the Trustee determines that any other event or circumstance has occurred which has or would have an effect on the position of the Bondholders as a class, compared with the position of the holders of all the securities (and options and rights relating thereto) of the Issuer, taken as a class which is analogous to any of the events referred to in sub-Clauses (A) to (F), then, in any such case, the Issuer shall notify the Trustee thereof, or if the Trustee has made a determination under (ii) the Trustee shall notify the Issuer thereof and the Issuer shall consult with a leading independent securities company or investment bank of international repute in India selected by the Issuer and approved by the Trustee as to what adjustment, if any, should be made to the Conversion Price to preserve the value of the Conversion Rights of Bondholders and will make any such adjustment.

(H) Current Market Price per Share: The Current Market Price per Share on any date shall be deemed to be the average of the daily closing prices of the Shares on the CSE for the 30 consecutive trading days commencing 45 trading days before such date. The closing price of the Shares for each trading day shall be the last selling price of the shares as reported by the CSE for such day or, if no sale takes place on such day, the closing bid or offered price of the Shares on the CSE for such day or, if the Shares are not listed or admitted to trading on such exchange, the average of the closing bid and offered prices of Shares for such day as furnished by an independent member firm of the CSE selected from time to time by the Issuer for the purpose and previously approved in writing by the Trustee. The term "trading day" means a day when the CSE is open for business, but does not include a day when no such last selling price or closing bid or offered prices is/are reported or is/are otherwise available. If during such 45 trading days or any later period up to but excluding the date as of which the adjustment of the Conversion Price in question shall be effected, any event (other than the event which requires the adjustment in question) shall occur which gives rise to a separate adjustment to the Conversion Price under the provisions of this Clause, then the current market price as determined above shall be adjusted in such manner and to such extent as the Trustee shall in its absolute discretion deem appropriate and fair to compensate for the effect thereof.

(I) Consideration Receivable by the Issuer: For the purposes of any calculation of the consideration receivable by the Issuer pursuant to sub-Clauses (B), (D), (E) or (F):-

(a) in the case of the issue of Shares for cash, the consideration shall be the amount of such cash, provided that no deduction shall be made for any commissions or any expenses paid or incurred by the Issuer for any underwriting of the issue or otherwise in connection therewith;

(b) in the case of the issue of Shares for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Issuer (and in making such determination the Issuer shall consult a leading independent securities company or investment bank of international repute in India selected by the Issuer and previously approved in writing by the Trustee and shall take fully into account the advice received from such company or bank) or, if pursuant to applicable Indian law or regulation such determination is to be made by application to a court of competent jurisdiction, as determined by such court or an appraiser appointed by such court, irrespective of the accounting treatment thereof;

(c) in the case of the issue (whether initially or upon the exercise of options, rights or warrants) of securities convertible into or exchangeable for or which carry rights to purchase or subscribe for Shares, the aggregate consideration receivable by the Issuer shall be deemed to be the consideration received by the Issuer for such securities and (if applicable) options, rights or warrants plus the additional consideration (if any) to be received by the Issuer upon (and assuming) the exercise of the relevant conversion, exchange, subscription or purchase rights in respect of such securities at the initial *conversion or* exchange price or rate and (if applicable) the exercise of such options, rights or warrants at the initial subscription or purchase price (the consideration in each case to be determined as provided in paragraphs (a) and (b) above) and the consideration per Share receivable by the Issuer shall be such aggregate consideration divided by the number of Shares to be issued upon (and assuming) such conversion, exchange, subscription or purchase at the initial conversion, exchange, subscription or purchase price or rate and (if applicable) the exercise of such rights or warrants at the initial subscription or purchase price; and

(d) in the case of the issue of rights or warrants to subscribe for or purchase Shares, the aggregate consideration receivable by the Issuer shall be deemed to be the consideration received by the Issuer for any such options, rights or warrants plus the additional consideration to be received by the Issuer upon (and assuming) the exercise of such options, rights or warrants at the initial subscription or purchase price (the consideration in each case to be determined as provided in paragraphs (a) and (b) above) and the consideration per Share receivable by the Issuer shall be such aggregate consideration divided by the number of Shares to be issued upon (and assuming) the exercise of such rights or warrants at the initial subscription or purchase price or rate; and

(e) if any of the consideration referred to in any of the preceding paragraphs of this sub-Clause is receivable in a currency other than Rupees, such consideration shall (in any case where there is a fixed rate of exchange between the Rupees and the relevant currency for the purposes of the issue of the Shares, the exercise of conversion, exchange, subscription or purchase rights in respect of such securities or the exercise of such options, rights or warrants) be translated into Rupees for the purposes of this sub-Clause at such fixed rate of exchange and shall (in all other cases) be translated into Rupees at the mean of the exchange rate quotations (being quotations for the cross rate through dollars if no direct rate is quoted) by a leading bank in India for buying and selling spot units of the relevant currency by telegraphic transfer against Rupees on the date as of which the relevant

Current Market Price per Share is computed for the purposes of the relevant calculation.

(J) Cumulative Adjustments: If, at the time of computing an adjustment (the "later adjustment") of the Conversion Price pursuant to any of sub-Clauses (B), (D), (E), (F) and (G) above, the Conversion Price already incorporates an adjustment made (or taken or to be taken into account pursuant to the proviso to sub-Clause (K)) to reflect an issue of Shares or of securities convertible into or exchangeable for or which carry rights to purchase or subscribe Shares or of options, rights or warrants to subscribe for or purchase Shares or securities, to the extent that the number of such Shares or securities taken into account for the purposes of calculating such adjustment exceeds the number of such Shares in issue at the time relevant for ascertaining the number of outstanding Shares for the purposes of computing the later adjustment, such excess of Shares shall be deemed to be outstanding for the purposes of making such computation.

(K) Minor Adjustments: No adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease in such price of at least one Rupee provided that any adjustment which by reason of this sub-Clause is not required to be made shall be carried forward and taken into account (as if such adjustment had been made at the time when it would have been made but for these provisions) in any subsequent adjustment. All calculations under this Clause shall be made to the nearest Rupee with half or more of a Rupee to be considered as one Rupee.

(L) Minimum Conversion Price: Despite the provisions of this Clause the Conversion Price shall not be reduced if such reduction would require Shares to be issued at a price below their par value (Rupees 10 at the date of this Trust Deed) as a result of any adjustment made hereunder unless under applicable law then in effect Bonds may be converted at such reduced Conversion Price into legally issued, fully-paid and non-assessable Shares.

(M) Modification to adjustments: Where more than one event which gives rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of the Trustee (after consultation with the Issuer), a modification to the operation of the adjustment provisions set out in this Clause 7 is required in order to give the intended result, such modification shall be made as may be advised by a leading securities company or investment bank of international repute in India (selected on the same basis as in Sub-Clause (G) above) after consultation by such company or bank, if practicable, with the Issuer, to be in its opinion appropriate to give such intended result.

(N) Trustee not obliged to monitor: The Trustee shall not be under any duty to monitor whether any event or circumstance has happened or exists within Clause 7(G) and will not be responsible to Bondholders for any loss arising from any failure by it to do so.

(0) Employee Share Schemes: Notwithstanding the provisions of this Clause 7, no adjustment will be made to the Conversion Price where Shares or other securities are issued to employees (including directors) or former employees of the Issuer, its Subsidiaries and/or associated companies, or persons related to such employees (including directors) or former employees, pursuant to any employee share scheme provided that such issues do not amount to, or entitle such persons to receive in any period of 12 months, Shares in excess of 5 per cent. of the average number of Shares outstanding during such period of 12 months.

8. CONVERSION ON REDEMPTION

(A) Conversion by Trustee: The Trustee may, in its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the fourth business day in Calcutta immediately prior to, and ending at the close of business on the Calcutta business day immediately prior to, the date fixed for redemption from time to time of any of the Bonds pursuant to Condition 7(B) or (C), elect by notice in writing to the Issuer to convert the aggregate number of Bonds due for redemption on such date and in respect of which the Conversion Rights have not been exercised ("Unexercised Bonds") before the date of such election into GDRs at the Conversion Price applicable at such redemption date if all necessary *consents have* been obtained and the Trustee is satisfied or is advised by an independent merchant bank in India of international repute appointed by it that the net proceeds of an immediate sale of the GDRs arising from such conversion (disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, issue or registration duties consequent thereon) would be likely to exceed by five per cent or more the amount of redemption moneys and interest which would otherwise be payable in respect of such Unexercised Bonds. Save as provided in paragraph Condition 5(B)(iv), no interest shall accrue from the Interest Payment Date immediately preceding such redemption date (or if such date falls before the first Interest Payment Date, since the Closing Date) in respect of such Unexercised Bonds.

(B) Sale of GDRs by Trustee: The Trustee shall, on behalf of the holders, arrange for the sale of the GDRs issued on such conversion of the Unexercised Bonds as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the allotment and sale thereof) the net proceeds of sale together with accrued interest (if any) in respect of such Unexercised Bonds shall be converted into Dollars by, or on behalf of, the Trustee and shall be held by the Trustee and distributed rateably to the holders of the Unexercised Bonds against due presentation in accordance with Condition 6.

(C) Liability of the Trustee: The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this Clause 8 or the timing of such exercise or in respect of any such sale of GDRs or the conversion of the net proceeds of sale thereof into Dollars, whether for the timing of any such sale or conversion or the price at which any such GDRs are sold or the rate at which such net proceeds are converted into Dollars, or the inability to sell any such GDRs or make such conversion or otherwise.

9. APPLICATION OF MONEYS RECEIVED BY THE TRUSTEE

(A) Declaration of Trust: All moneys received by the Trustee in respect of the Bonds or amounts payable under this Trust Deed will, regardless of any appropriation of all or part of them by the Issuer, be held by the Trustee upon trust to apply them (subject to sub-Clause (B)):-

first, in payment of all costs, charges, expenses and liabilities properly incurred by the Trustee *(including remuneration* payable to the Trustee) in carrying out its *functions under* this Trust Deed;

second, in payment of any interest owing in respect of the Bonds pari passu and rateably;

third, in payment of any principal owing in respect of the Bonds pari passu and rateably;

fourth, in payment of any other amounts owing in respect of Bonds; and

fifth, in payment of the balance (if any) to the Issuer for itself.

Without prejudice to this sub-Clause (A), if the Trustee holds any moneys which represent principal or interest in respect of Bonds in respect of which claims have become prescribed under Condition 10, the Trustee will hold such moneys upon the above trusts.

(B) Accumulation: If the amount of the moneys at any time available for payment in respect of the Bonds under sub-Clause (A) is less than 10 per cent. of the principal amount of the Bonds then outstanding, the Trustee may, at its discretion, invest such moneys. The Trustee may retain such investments and accumulate the resulting income until the investments and the accumulations, together with any other funds for the time being under the control of the Trustee and available for such payment, amount to at least 10 per cent. of the principal amount of the Bonds then outstanding and then such investments, accumulations and funds (after deduction of, or provision for, any applicable taxes) will be applied as specified in sub-Clause (A).

(C) Investment: Any moneys held by the Trustee may be invested in the name or under the control of the Trustee in any investments or other assets in any part of the world whether or not they produce income or placed on deposit in the name or under the control of the Trustee at such bank or other financial institution and in such currency as the Trustee may, in its absolute discretion, think fit. The Trustee may at any time vary or transpose any such investments for or into other such investments or convert any moneys so deposited into any other currency, and will not be responsible for any loss occasioned thereby, whether by depreciation in value, fluctuation in exchange rates or otherwise.

(D) Appropriation of moneys: If the Trustee receives any moneys under this Trust Deed at any time when amounts are also due but unpaid under any other obligation owed by the Issuer for which it is Trustee, the Trustee will apportion such moneys rateably between this trust and such other trust or trusts (except to the extent that such other obligation is subordinated to the Bonds).

10. GENERAL COVENANTS

So long as any Bond is outstanding, the Issuer will:-

(A) Books of Account: keep proper books of account and, at any time after the occurrence of an Event of Default or a Potential Event of Default or if the Trustee has reasonable grounds to believe that any such event has occurred, so far as permitted by applicable law, allow the Trustee and anyone appointed by it to whom the Issuer has no reasonable objection access to the books of account of the Issuer at all reasonable times during normal business hours;

(B) Notice of Events of Default: notify the Trustee in writing immediately upon becoming aware of the occurrence of any Event of Default or Potential Event of Default;

(C) Information: so far as permitted by applicable law, give to the Trustee such information as it properly requires for the performance of its functions;

(D) Financial Statements etc.: send to the Trustee, as promptly as practicable (and, in the case of each annual Fiscal Period, in any event within six months) after the close of each Fiscal Period, two copies or translations, in each case in the English language, (and shall make available to the Trustee and the Agents as many further copies as they may reasonably request in order to satisfy requests from Bondholders for them) of the following:-

(a) in the case of the first semi-annual Fiscal Period falling within each of the annual Fiscal Periods, the semi-annual interim report containing unaudited Accounts in respect of such Fiscal Period which Accounts are prepared on a basis substantially consistent with the most recent audited Accounts, or which indicate the way in which their basis of preparation is different; and

(b) in the case of each annual Fiscal Period, the annual report containing audited Accounts of the Issuer as at the end of, and for, such Fiscal Period, reported on by the Auditors and prepared in accordance with generally accepted auditing standards in India;

provided that if and to the extent that the Accounts are not prepared or adjusted on a basis consistent with that used for the preceding corresponding Fiscal Period, that fact shall be stated;

(E) Information Material to Bondholders: send to the Trustee two copies or translations, in each case in the English language, of all notices, statements and documents which are issued to the holders of its Shares and which contain information having a material bearing on the interests of the Bondholders as soon as reasonably practicable (but not later than 30 days) after their date of issue and make available to the Agents as many further copies or translations as they may reasonably request in order to satisfy requests from Bondholders for them;

(F) Other Information: send to the Trustee together with the annual report referred to in sub-Clause 10(D) a list in the English language of all documents issued, during or in respect of the relevant annual Fiscal Period, by the Issuer to its shareholders generally, which list shall indicate the principal subject of each of such documents, and (if the Trustee so requires at any time) provide a certified copy or translation, in each case in the English language, of any document described in such list within 30 days after being requested so to do;

(G) Certificate of Directors: send to the Trustee, within 14 days of its annual audited Accounts being made available to its members, and also within 14 days after any request by the Trustee a certificate of the Issuer signed by two Directors to the effect that, having made all reasonable enquiries, to the best of the knowledge, information and belief of the Issuer as at a date (the "Certification Date") being not more than five days before the date of the certificate no Event of Default or Potential Event of Default had occurred since the date of this Trust Deed or the Certification Date of the last such certificate (if any) or, if such an event had occurred, giving details of it;

(H) Notices to Bondholders: send to the Trustee before the date of publication, a copy of the form of each notice to the Bondholders to be published in accordance with Condition 14 and upon publication two copies of each notice so published (such notice to be in a form previously approved in writing by the Trustee);

(I) Further Acts: so far as permitted by applicable law, do all such further things as may be necessary in the opinion of the Trustee to give effect to this Trust Deed;

(J) Notice of late payment: forthwith upon request by the Trustee give notice to the Bondholders of any unconditional payment to the Principal Agent or the Trustee of any sum due in respect of the Bonds made after the due date for such payment;

(K) Listing: use its best endeavours to maintain the listing of the Bonds on the Luxembourg Stock Exchange. If, however, it is unable to do so, having used such endeavours, or if the maintenance of such listing is agreed by the Trustee to be unduly onerous and the Trustee is satisfied that the interests of the Bondholders would not be thereby materially prejudiced, the Issuer will instead use its best endeavours to obtain and maintain a listing of the Bonds on such other stock exchange as it may (with the prior written approval of the Trustee) decide;

(L) Change in Agents: give prompt and in any event not less than 14 days' prior notice to the Bondholders of any future appointment or any resignation or removal of any Agent or of the Registrar or Depositary or of any change by any Agent or by the Registrar or Depositary of its specified office and not make any such appointment or removal without the prior written approval of the Trustee;

(M) Negative Pledge: give prior notice in writing to the Trustee immediately the Directors of the Issuer (or any authorised committee thereof) resolve to allow or cause any event, the occurrence of which would require any Security (as defined in the Conditions) to be given in respect of the Bonds pursuant to Condition 1;

(N) Early Redemption: give prior notice in writing to the Trustee of any proposed early redemption pursuant to Condition 7(B) or (C).

(0) Subsidiaries: give to the Trustee at the same time as sending the certificate referred to in sub-Clause (G) or within 21 days of a request by the Trustee, either a certificate by the Auditors listing those companies or other business entities which as at the last day of the last financial year of the Issuer or as at the date specified in such request were Subsidiaries of the Issuer; or a certificate signed by two Directors (or where there is only one Director, signed by that Director and an authorised signatory) that there were no such companies at such times; and

(P) Rule 144A(d)(4): for so long as any Bonds are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, during any period in which it is not subject to Section 13 or 15(d) under the U.S. Securities Exchange Act of 1934, as amended, nor exempt from reporting pursuant to Rule 12g3-2(b) under such Act, make available to any holder of Bonds which are "restricted securities" in connection with any sale thereof and any prospective purchaser of those Bonds from such holder, in each case upon request of such holder, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

11. REMUNERATION AND INDEMNIFICATION OF THE TRUSTEE

(A) Normal Remuneration: So long as any Bond is outstanding the Issuer will pay to the Trustee by way of remuneration for its services as Trustee such sum as may from time to time be agreed between them. Such remuneration will accrue from day to day from the date of this Trust Deed and shall be payable on such dates as may from time to time be agreed between the Issuer and the Trustee. However, if any payment to a Bondholder of the moneys due in respect of any Bond is improperly withheld or refused upon the Bondholder first becoming entitled to receive payment in accordance with the Conditions, such remuneration will again accrue as from the date of such Bondholder becoming so entitled until payment to such Bondholder is duly made.

(B) Additional Remuneration: At any time after the occurrence of an Event of Default or a Potential Event of Default or if the Trustee finds it expedient or necessary or is requested by the Issuer to undertake duties which the Trustee and the Issuer agree to be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under this Trust Deed, the Issuer will pay such additional remuneration as may be agreed between them or, failing agreement as to any of the matters in this sub-Clause (or as to such sums referred to in sub-Clause (A)), as determined by a merchant bank (acting as an expert) selected by the Trustee and approved by the Issuer or, failing such approval, nominated by the President for the time being of The Law Society of England and Wales, the expenses involved in such nomination and the fee of such merchant bank being paid by the Issuer. The determination of such merchant bank will be conclusive and binding on the Issuer, the Trustee and the Bondholders.

(C) Expenses: The Issuer shall on demand pay or discharge all costs, charges, liabilities and expenses incurred by the Trustee in relation to the preparation and execution of this Trust Deed and the carrying out of its functions under this Trust Deed including, but not limited to, legal and travelling expenses and any stamp, registration, documentary or other taxes or duties paid by the Trustee in connection with any legal proceedings brought or contemplated by the Trustee against the Issuer for enforcing any obligation under this Trust Deed or the Bonds.

(D) Payment of Expenses: All costs, charges, liabilities and expenses incurred and payments made by the Trustee in the lawful performance of its functions under this Trust Deed will be paid or reimbursed by the Issuer on demand by the Trustee and:-

(1) in the case of payments made by the Trustee prior to such demand will carry interest from the date on which the demand is made at the rate of 3 per cent. per annum over the base lending rate of National Westminster Bank PLC on the date on which such payments were made by the Trustee; and

(2) in all other cases will carry interest at such rate from 30 days after the date on which the demand is made or (where the demand specifies that payment is to be made on an earlier date) from such earlier date.

(E) Indemnity: Subject to the provisions of Clause 13, the Issuer shall on demand indemnify the Trustee in respect of all liabilities and expenses incurred by it or by anyone appointed by it or to whom any of its functions may be delegated by it in the carrying out of its functions and against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which any of them may properly incur or which may be made against any of them arising out of or in relation to or in connection with, its appointment or the exercise of its functions.

(F) Provisions Continuing: The provisions of sub-Clauses (C), (D) and (E) will continue in full force and effect in relation to the Trustee even if it may have ceased to be Trustee.

12. PROVISIONS SUPPLEMENTAL TO THE TRUSTEE ACT 1925

By way of supplement to the Trustee Act 1925 it is expressly declared as follows:-

(A) Advice: The Trustee may act on the opinion or advice of, or information obtained from, any expert and will not be responsible to anyone for any loss occasioned by so acting. Any such opinion, advice or information may be sent or obtained by letter, telex or facsimile transmission and the Trustee will not be liable to anyone for acting in good faith on any opinion, advice or information purporting to be conveyed by such means even if it contains some error or is not authentic.

(B) Trustee to Assume Due Performance: The Trustee need not notify anyone of the execution of this Trust Deed or do anything to ascertain whether any Event of Default or Potential Event of Default has occurred and, until it has actual knowledge or express notice to the contrary, the Trustee may assume that no such event has occurred and that the Issuer is performing all its obligations under this Trust Deed and the Bonds.

(C) Resolutions of Bondholders: The Trustee will not be responsible for having acted in good faith upon a resolution in writing purporting to have been signed by the requisite Bondholders or upon a resolution purporting to have been passed at a meeting of Bondholders in respect of which minutes have been made and signed even though it may later be found that there was a defect in the constitution of such meeting or the passing of such resolution or that such resolution was not valid or binding upon the Bondholders.

(D) Certificate signed by two Directors: The Trustee may call for and may accept as sufficient evidence of any fact or matter or of the expediency of any act a certificate of the Issuer signed by two Directors of the Issuer as to any fact or matter upon which the Trustee may, in the exercise of any of its functions, require to be satisfied or to have information to the effect that, in the opinion of the person or persons so certifying, any particular act is expedient and the Trustee need not call for further evidence and will not be responsible for any loss that may be occasioned by acting on any such certificate.

(E) Deposit of Documents: The Trustee may deposit this Trust Deed, and any other documents in any part of the world with any banker or banking company or entity whose business includes undertaking the safe custody of documents or with any lawyer or firm of lawyers believed by it to be of good repute and may pay all sums to be paid on account of or in respect of any such deposit.

(F) Discretion of Trustee: The Trustee will have absolute and uncontrolled discretion as to the exercise of its functions and will not be responsible to the Bondholders for any loss, liability, cost, claim, action, demand, expenses or inconvenience which may result from their exercise or non-exercise.

(G) Agents: Whenever it considers it expedient in the interests of the Bondholders and subject to prior consultation (where practicable) with the Issuer, the Trustee may, in the conduct of its trust business, instead of acting personally, employ and pay an agent selected by it, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Trustee (including the receipt and payment of money). The Trustee will not be responsible to anyone for any misconduct or omission on the part of any such agent so employed by it or be bound to supervise the proceedings or acts of any such agent.

(H) Delegation: Whenever it considers it expedient in the interests of the Bondholders the Trustee may delegate to any person and on any terms (including power to sub-delegate) all or any of its functions. The Trustee will not be under any obligation to supervise such delegate or be responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default by any such delegate or sub-delegate.

(I) Confidentiality: Unless ordered to do so by a court of competent jurisdiction the Trustee shall not be required to disclose to any Bondholder any financial or other information made available to the Trustee by the Issuer whether on a confidential basis or otherwise.

(J) Determinations Conclusive: As between itself and the Bondholders the Trustee may determine all questions and doubts arising in relation to any of the provisions of this Trust Deed. Every such determination, whether made upon such a question actually raised or implied in the acts or proceedings of the Trustee will be conclusive and shall bind the Trustee and the Bondholders.

(K) Currency Conversion: Where it is necessary or desirable to convert any sum from one currency to another, it will (unless otherwise provided hereby or required by law) be converted at such rate or rates, in accordance with such method and as at such date as may reasonably be specified by the Trustee but having regard to current rates of exchange, if available. Any rate, method and date so specified will be binding on the Issuer and the Bondholders.

(L) Events of Default: The Trustee may determine whether or not a default in the performance or observance by the Issuer of any obligation is in its opinion capable of remedy. Any such determination will be conclusive and binding upon the Issuer and the Bondholders.

(M) Payment for Bonds: The Trustee will not be responsible for the receipt or application by the Issuer of the proceeds of the issue of the Bonds.

(N) Conversion Price: The Trustee shall not at any time be under any duty or responsibility to any Bondholder to determine whether any facts exist which may require any adjustment of the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed or in this Trust Deed provided to be employed in making the same.

(0) The Shares: The Trustee shall not at any time be under any duty or responsibility in respect of the validity or value (or the kind or amount) of the Shares, or of any other securities, property or cash, which may at any time be issued or delivered upon the conversion of any Bond or the sale or other disposal of any Shares.

(P) Responsibility: The Trustee assumes no responsibility for the correctness of Recital (A) to these presents which shall be taken as statements by the Issuer, nor shall the Trustee by the execution of these presents be deemed to make any representation as to the validity, sufficiency or enforceability of these presents or any part thereof.

(Q) Obligation to act without indemnity: The Trustee shall not be obliged to take proceedings to enforce repayment of the Bonds (including serving notice to declare the Bonds to be immediately due and repayable) unless indemnified to its satisfaction.

13. TRUSTEE LIABLE FOR NEGLIGENCE

Nothing in this Trust Deed shall in any case in which the Trustee has failed to show the degree of care and diligence required of it as trustee relieve or indemnify it from or against any liability which by virtue of any rule of law would otherwise attach to it in respect of any negligence, default, breach of duty or breach of trust of which it may be guilty.

14. WAIVER AND PROOF OF DEFAULT

(A) Waiver: The Trustee may, without the consent of the Bondholders and without prejudice to its rights in respect of any subsequent breach, from time to time and at any time, if in its opinion the interests of the Bondholders will not be materially prejudiced thereby, waive or authorise, on such terms and conditions as seems expedient to it, any breach or proposed breach by the Issuer of any of the provisions of this Trust Deed or the Bonds or determine that any Event of Default or Potential Event of Default will not be treated as such provided that the Trustee will not do so in contravention of any express direction given by an Extraordinary Resolution or a request made pursuant to Condition 11 but no such direction or request will affect any previous waiver, authorisation or determination. Any such waiver, authorisation or determination will be binding on the Bondholders and, if the Trustee so requires, will be notified to the Bondholders as soon as practicable.

(B) Proof of Default: If it is proved that as regards any specified Bond the Issuer has made default in paying any sum due to the relevant Bondholder such proof will (unless the contrary be proved) be sufficient evidence that the same default has been made as regards all other Bonds in respect of which a payment is then due.

15. TRUSTEE NOT PRECLUDED FROM ENTERING INTO CONTRACTS

No person, whether acting for itself or in any other capacity, will be precluded from becoming the owner of, or acquiring any interest in, holding or disposing of any Bond or any shares or securities of the Issuer or any of its subsidiary, holding or associated companies with the same rights as it would have had if the Trustee were not Trustee or from entering into or being interested in any contracts or transactions with the Issuer or any of its subsidiary, holding or associated companies or from acting on, or as depositary or agent for, any committee or body of holders of any securities of the Issuer or any of its subsidiary, holding or associated companies and will not be liable to account for any profit.

16. MODIFICATION

The Trustee may agree without the consent of the Bondholders to any modification to this Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with the mandatory provisions of law. The Trustee may also so agree to any modification to this Trust Deed which is in its opinion not materially prejudicial to the interests of the Bondholders, but such power does not extend to any such modification as is mentioned in the proviso to paragraph 16 of Schedule 3.

17. APPOINTMENT, RETIREMENT AND REMOVAL OF THE TRUSTEE

(A) Appointment: The Issuer will have the power of appointing new trustees but no person will be so appointed unless previously approved by an Extraordinary Resolution of Bondholders. A trust corporation will at all times be a Trustee and may be the sole Trustee. Any appointment of a new Trustee will be notified by the Issuer to the Bondholders as soon as practicable.

(B) Retirement and Removal: Any Trustee may retire at any time on giving not less than three months' notice in writing to the Issuer without giving any reason and without being responsible for any costs occasioned by such retirement and the Bondholders may by Extraordinary Resolution remove any Trustee provided that the retirement or removal of any sole trustee or sole trust corporation will not become effective until a trust corporation is appointed as successor Trustee. If a sole trustee or sole trust corporation gives notice of retirement or an Extraordinary Resolution is passed for its removal under this Clause, it will use all reasonable endeavours to procure that another trust corporation be appointed as Trustee.

(C) Co-Trustees: The Trustee may, despite sub-Clause (A), by notice in writing to the Issuer appoint anyone to act as an additional Trustee jointly with the Trustee (subject (save where there exists a Potential Event of Default or an Event of Default) to prior consultation (where practicable) with the Issuer):-

(a) if the Trustee considers such appointment to be in the interests of the Bondholders;

(b) for the purpose of conforming with any legal requirement, restriction or condition in any jurisdiction in which any particular act is to be performed; or

(c) for the purpose of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction against the Issuer of either a judgment already obtained or any of the provisions of this Trust Deed.

Subject to the provisions of this Trust Deed the Trustee may confer on any person so appointed such functions as it thinks fit. The Trustee may by notice in writing to the Issuer and such person remove any person so appointed. At the request of the Trustee, the Issuer will forthwith do all things as may be required to perfect such appointment or removal and it irrevocably appoints the Trustee to be its attorney in its name and on its behalf to do so.

(D) Competence of a Majority of Trustees: If there are more than two Trustees the majority of such Trustees will (provided such majority includes a trust corporation) be competent to carry out all or any of the Trustee's functions.

18. CURRENCY INDEMNITY

(A) Currency of Account and Payment: Dollars (subject to the next sentence) or, in relation to Clause 11, pounds sterling (the "Contractual Currency") is the sole currency of account and payment for all sums payable by the Issuer under or in connection with this Trust Deed and the Bonds, including damages.

(B) Extent of discharge: Any amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or otherwise), by the Trustee or any Bondholder in respect of any sum expressed to be due to it from the Issuer will only constitute a discharge to the Issuer to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

(C) Indemnities: If that Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under this Trust Deed or the Bonds, the Issuer will indemnify it against any loss sustained by it as a result. In any event, the Issuer will indemnify the recipient against the cost of making any such purchases.

(D) Indemnities separate: The indemnities in this Trust Deed constitute separate and independent obligations from the other obligations in this Trust Deed, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Trustee and/or any Bondholder and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Trust Deed and/or the Bonds or any judgment or order. No proof of evidence of any actual loss may be required.

19. COMMUNICATIONS

Any communication shall be by letter sent by registered post or courier or by telex or facsimile transmission:-

in the case of the Issuer, to it at:-

Park Plaza
71 Park Street
Calcutta 700 016

Telex no.:	011 85404 JAYU IN
Fax no.:	91 33 293050
Attention:	Vivek Sett

and in the case of the Trustee, to it at:-

Bankers Trustee Company Limited
1 Appold Street
London EC2A 2HE

Telex no.:	883341
Fax no.:	071-982-2271
Attention:	Managing Director

Any such communication will take effect, in the case of a letter sent by registered post, on the seventh day after posting; in the case of a letter sent by courier, at the time of delivery or, in the case of telex or facsimile transmission, at the time of despatch.

Any communication not by letter shall be confirmed by letter but failure to send or receive the letter of confirmation shall not invalidate the original communication.

20. COUNTERPARTS

This Trust Deed may be executed in any number of counterparts, each of which shall be deemed an original.

21. GOVERNING LAW AND JURISDICTION

(A) Governing Law: This Trust Deed shall be governed by and construed in accordance with English law.

(B) Jurisdiction: The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Trust Deed or the Bonds and accordingly any legal action or proceedings arising out of or in connection with this Trust Deed or the Bonds ("Proceedings") may be brought in such courts. The Issuer irrevocably submits to the jurisdiction of such courts and waives any objections to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is for the benefit of the Trustee and each of the Bondholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(C) Service of Process: The Issuer irrevocably appoints Hackwood Secretaries Limited, presently of 59-67 Gresham Street, London EC2V 7JA, to receive, for it and on its behalf, service of process in any Proceedings in England. Such service shall be deemed completed on delivery to such process agent (whether or not it is forwarded to and received by the Issuer). If for any reason such process agent ceases to be able to act as such or no longer has an address in England the Issuer irrevocably agrees to appoint a substitute process agent acceptable to the Trustee and shall immediately notify the Trustee of such appointment. Nothing shall affect the right to serve process in any other manner permitted by law.

SCHEDULE 1

FORM OF CERTIFICATE

On the front:

Certificate Number

NIPPON DENRO ISPAT LIMITED
(incorporated under the Companies Act 1956 of India)

S$125,000,000

3 per cent. Convertible Bonds 2001

The Bond or Bonds in respect of which this Certificate is issued, the identifying numbers of which are noted below, are in registered form and form part of a series designated as specified in the title (the "Bonds") of Nippon Denro Ispat Limited (the "Issuer") and constituted by the Trust Deed referred to on the reverse hereof. The Bonds are subject to, and have the benefit of, that Trust Deed and the terms and conditions (the "Conditions") set out on the reverse hereof.

The Issuer hereby certifies that [ ] of [ ] is, at the date hereof, entered in the register of Bondholders as the holder of Bonds in, the principal amount of US$[ ] ([ ] United States dollars). For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Certificate is issued such amount or amounts as shall become due in respect of such Bonds and otherwise to comply with the Conditions.

For as long as the Bonds in respect of which this Certificate is issued are "restricted securities" within the meaning of Rule 144(a)(3) under the United States Securities Act of 1933, as amended (the "Securities Act"), the Company will, during the period in which the Company is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act 1934, as amended, nor exempt from reporting pursuant to Rule 12g 3-2(b) thereunder, provide to the holder hereof, or to any prospective purchaser hereof designated by such holder, upon request, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

The Bonds in respect of which this Certificate is issued are convertible into global depositary receipts representing equity shares of the Issuer subject to and in accordance with the Conditions and the Trust Deed.

This Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration on the register of Bondholders and only the duly registered holder is entitled to payments on Bonds in respect of which this Certificate is issued.

This Certificate shall not be valid for any purpose until authenticated by or on behalf of the Registrar.

The Certificate is governed by, and shall be construed in accordance with, English law.

Issued as of [ ]

NIPPON DENRO ISPAT LIMITED

By:

Certificate of Authentication

Certified that the above-named holder is at the date hereof entered in the register of Bondholders as holder of the above-mentioned principal amount of Bonds with identifying numbers:

....
....
....
....

[ ] as Registrar

By:

Authorised Signatory

Dated:

THESE BONDS AND THE SHARES AND THE GDRs ISSUABLE UPON CONVERSION HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE BONDS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR (B) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION.

TERMS AND CONDITIONS OF THE BONDS

The issue of the Bonds by Nippon Denro Ispat Limited (the "Company") was authorised by a resolution of the shareholders of the Company passed on 25th February, 1994 and by resolution of the Board of Directors of the Company passed on 25th February, 1994. The Bonds are constituted by a trust deed (the "Trust Deed") dated 23rd March, 1994 between the Company and Bankers Trustee Company Limited (the "Trustee", which term shall, where the context so permits, include all other persons or companies acting as trustee or trustees thereof) as trustee for the holders of the Bonds. The Company has entered into a paying, conversion and transfer agency agreement (the "Agency Agreement") dated 23rd March, 1994 with the Trustee, Bankers Trust Company as registrar (the "Registrar"), replacement agent (the "Replacement Agent") and principal paying, conversion and transfer agent (the "Principal Paying, Conversion and Transfer Agent") and the other paying, conversion and transfer agents appointed thereunder (together with the Principal Paying, Conversion and Transfer Agent, the "Agents") in relation to the Bonds and Bankers Trust Company as depositary (the "Depositary"). The statements in these Terms and Conditions ("Conditions") include summaries of, and are subject to, the detailed provisions of the Trust Deed. The GDRs will be issued pursuant to a deposit agreement dated 23rd March, 1994 between the Company and the Depositary (the "Deposit Agreement"). Copies of the Trust Deed, the Deposit Agreement and the Agency Agreement are available for inspection by Bondholders at the registered office of the Trustee being at the date hereof at 1 Appold Street, Broadgate, London EC2A 2HE and at the specified offices of each of the Agents. The Bondholders are entitled to the benefit of the Trust Deed and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed, the Deposit Agreement and the Agency Agreement.

1. STATUS AND NEGATIVE PLEDGE

(A) Status

The Bonds constitute (subject to Condition 1(B)) unsecured obligations of the Company and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of the Company under the Bonds shall, save for such exceptions as may be provided by applicable legislation (and subject to Condition 1(B)), rank at all times at least equally with all its other present and future unsecured and unsubordinated obligations.

(B) Negative pledge

So long as any Bond remains outstanding (as defined in the Trust Deed):-

(i) the Company will not, create or permit to subsist any mortgage, charge, pledge or other encumbrance or security interest ("Security Interest") upon the whole or any part of its undertaking, property, assets or revenues, present or future, to secure for the benefit of the holders of any Securities:-

(a) payment of any sum due in respect of any Securities;

(b) any payment under any guarantee of any Securities; or

(c) any payment under any indemnity or other like obligation in respect of any Securities; and

(ii) the Company will procure that no other person gives any guarantee, indemnity or like obligation in respect of any of the Company's obligations in respect of any Securities,

without in any such case at the same time according to the Bonds, to the satisfaction of the Trustee, the same Security Interest as is granted to, or is outstanding in respect of, such Securities or, as the case may be, the same guarantee, indemnity or other like obligation as is granted to, or is outstanding in respect of, such obligation of the Company, or in any such case such other security or such other guarantee or indemnity or like obligation as the Trustee in its absolute discretion shall deem not materially less beneficial to the interests of the Bondholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

As used in this Condition 1(B), "Securities" means any bonds, debentures, notes or other debt securities of the Company or any other person which either (i) are for the time being quoted, listed, ordinarily dealt in or traded on any stock exchange of over-the-counter or other securities market outside India or (ii) are denominated or payable, or confer a right to make or receive any payment, in or by reference to any currency other than Indian Rupees.

2. FORM, DENOMINATION AND TITLE

(A) Form and denomination

The Bonds are issued in registered form in the denomination of U.S.$1,000 each (referred to as the "principal amount" of a Bond). A bond certificate (each a "Certificate") will be issued to each Bondholder in respect of its registered holding or holdings of Bonds. Each Bond and each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Bondholders which the Company will procure to be maintained by the Registrar.

(B) Title

Title to the Bonds passes only by registration in the register of Bondholders maintained by the Registrar. The holder of any Bond will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder. In these Conditions "Bondholder" and (in relation to a Bond) "holder" means the person in whose name a Bond is registered in the register of Bondholders.

3. TRANSFER OF BONDS; ISSUE OF CERTIFICATES

(A) Transfers

A Bond may be transferred by delivering the Certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed, at the specified office of the Registrar or any of the Agents.

(B) Delivery of new Certificates

Each new Certificate to be issued upon transfer of a Bond or Bonds will, within three business days of receipt by the relevant Agent of the form of transfer, be mailed without charge by uninsured mail at the risk of the holder entitled to the relevant Bond or Bonds to the address specified in the form of transfer.

Where some but not all the Bonds in respect of which a Certificate is issued are to be transferred, converted or redeemed, a new Certificate in respect of the Bonds not so transferred, converted or redeemed will, within three business days of deposit or surrender of the original Certificate with or to the Registrar or, as the case may be, the relevant Agent as provided by these Conditions and without charge to the relevant holder, be issued and mailed by uninsured mail at the risk of the relevant holder of the Bonds not so transferred, converted or redeemed to the address of such relevant holder appearing on the register of Bondholders.

As used in this Condition 3, "business day" means a day on which commercial banks are open for business in the place of the specified office of the Registrar or, as the case may be, the relevant Agent with whom the relevant Certificate is deposited as aforesaid as provided by these Conditions.

(C) Formalities free of charge

Registration of a transfer of any Bond or Bonds will be effected without charge by or on behalf of the Company, the Registrar or any of the Agents, but only upon payment (or the giving of such indemnity as the Company, the Registrar or any of the Agents may reasonably require) in respect of any tax or other governmental charges which may be imposed in relation to such transfer.

(D) Closed periods

No Bondholder may require the transfer of a Bond to be registered (i) during the period of 15 days ending on (and including) the due date for any payment of principal of that Bond; (ii) during the period of 15 days ending on (and including) the date for any drawing under Condition 7(D); (iii) after that Bond has been drawn for redemption under Condition 7(D); (iv) in respect of which a Conversion Notice (as defined in Condition 5(B)(i)) has been delivered in accordance with Condition 5(B)(i); or (v) during the period of seven days ending on (and including) any Record Date (as defined in Condition 6(B)).

(E) Regulations

All transfers of Bonds and entries on the register of Bondholders will be made subject to the detailed regulations concerning transfer of Bonds contained in or scheduled to the Agency Agreement. The regulations may be changed by the Company at its own expense, with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed by the Registrar (free of charge) to any Bondholders who so requests.

4. INTEREST

(A) Interest rate

The Bonds bear interest from 23rd March, 1994 (the "Closing Date") at the rate which, after deduction of all applicable Indian withholding taxes up to the rate of 10 per cent., results in an amount of interest to be received by the Bondholders (but without prejudice to Condition 6(D)) of 3 per cent. per annum of the principal amount of the Bonds. Interest is payable annually in arrear on 1st April in each year (each an "Interest Payment Date") up to and including 1st April, 2001, except that the first payment of interest will be made on 1st April, 1995 in respect of the period from and including 23rd March, 1994 to but excluding 1st April, 1995 and will amount to U.S.$30.67 per Bond.

(B) Accrual of interest

Each Bond will cease to bear interest (a) where the Conversion Right (as defined in Condition 5(A)) shall have been exercised in respect of that Bond by the relevant Bondholder or rights of conversion are exercised by the Trustee pursuant to Condition 5(F), from the Interest Payment Date immediately preceding the relevant Conversion Date or, if the Conversion Date falls on or prior to the first Interest Payment Date, the Closing Date (subject in any such case as-provided in Condition 5(B)(v)) or (b) where such Bond is redeemed, from the due date for redemption thereof unless, upon surrender in accordance with Condition 6, payment of the full amount of principal due is improperly withheld or refused or unless default is otherwise made in respect of any such payment. In such event, interest will continue to accrue at the rate aforesaid (after as well as before any judgement) up to but excluding the date on which payment in full of the principal thereof is made, as provided in the Trust Deed.

Whenever it is necessary to compute an amount of interest in respect of any Bond for a period of less than a full year, such interest will be calculated on the basis of a 360-day year constituting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

5. CONVERSION

(A) Conversion Right

(i) *Conversion Period*

The right of a Bondholder to convert any Bond into GDRs representing wholly-paid and non-assessable Shares as provided in these Conditions is called the "Conversion Right". Subject to, and upon compliance with, the provisions of this Condition, the Conversion Right in respect of any Bond may be exercised, at the option of the holder thereof, at any time on or after 1st July, 1994 up to the close of business (at the place where the Certificate representing such Bond is deposited for conversion) on 1st March, 2001 (or, if that is not a business day in Calcutta, on the immediately preceding business day in Calcutta) or, if such Bond shall have been called for redemption before then pursuant to Condition 7(B) or (C), then up to the close of business (at the place aforesaid) on the fifth business days in Calcutta prior to the date fixed for redemption thereof, subject in any such case to the provisions of Condition 5(A)(iv) (the "Conversion Period").

Conversion Rights may not be exercised by any Bondholder during the period commencing on the Record Date (as defined in Condition 6(B)) in respect of any payment of interest on the Bonds and ending on such interest Payment Date (both dates inclusive).

Bonds which are converted will be cancelled by removal of the Bondholder's name from the register of Bondholders at the same time as the Bondholder is registered as the owner of the GDRs issued on conversion.

(ii) *Fractions of GDRs*

If more than one Bond held by the same holder is converted at any one time where the GDRs to be issued on such conversion are to be issued to the same person, the number of GDRs to be issued upon such conversion will be calculated on the basis of the aggregate principal amount of such Bonds. Fractions of GDRs will not be issued on conversion (fractions being rounded down to the nearest whole GDR) and no cash adjustments will be made in respect thereof. Notwithstanding the foregoing, in the event of a consolidation or re-classification of Shares by operation of law or otherwise occurring after 23rd March, 1994, the Company will upon conversion of Bonds pay in cash (in U.S. dollars by means of a U.S. dollar cheque drawn on a bank in New York City) a sum equal to such portion of the principal amount of the Bond or Bonds to be converted as corresponds to any fraction of a GDR not issued as aforesaid if such sum exceeds U.S.$10.

(iii) *Conversion Price*

The number of GDRs to be issued on conversion of a Bond will be determined by dividing the principal amount of the Bond to be converted (translated into Rupees at the fixed rate of Rupees 31.37 = U.S.$1.00) by the Conversion Price in effect on the Conversion Date (both as hereinafter defined). The price at which GDRs will be issued upon conversion (the "Conversion Price") will initially be Rupees 670.00 per GDR but will be subject to adjustment in the manner provided in Condition 5(C) and in the Trust Deed.

(iv) *Revival after default*

Notwithstanding the provisions of sub-paragraph (i) of this paragraph (A), if the Company shall default in making payment in full in respect of any Bond on the due date for redemption thereof pursuant to Condition 7(B) or (C), the Conversion Right attaching to such Bond will continue to be exercisable, and the Conversion Period in respect of Conversion Rights exercisable in respect of such Bond shall continue, up to and including the close of business (at the place where the Certificate representing such Bond is deposited in connection with the exercise of the Conversion Right) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Trustee or the Principal Paying, Conversion and Transfer Agent and notice of such receipt has been duly given to the Bondholders or, if earlier 1st March, 2001(or if that is not a business day in Calcutta, the immediately preceding such day), and references in these Conditions to the Conversion Period shall be construed accordingly.

(v) *Meaning of "Shares"*

As used in these Conditions, the expression "Shares" means (a) shares of the class of share capital of the Company which, at the date of the Trust Deed, are designated as ordinary shares of the Company, together with shares of any class or classes resulting from any sub-division, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or winding-up of the Company, and (b) fully-paid and non-assessable shares of any class or classes of the share capital of the Company authorised after the date of the Trust Deed which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or winding-up of the Company; provided that, subject to the provisions of Condition 5(E), shares to be issued on conversion of the Bonds means only "Shares" as defined in sub-paragraph (a) above.

(vi) Meaning of "GDRs"

As used in these Conditions, the expression "GDRs" means global depositary receipts representing "Shares" as defined in sub-paragraph (v)(a) above, each such GDR representing ten Shares and each such GDR only being issued at the time the Shares represented thereby are issued pursuant to the conversion of a Bond.

(B) Conversion procedure

(i) *Conversion Notice*

To exercise the Conversion Right in respect of any Bond, the holder thereof must complete and deposit at his own expense during normal business hours at the specified office of any Agent on any business day in such place during the Conversion Period (subject as provided in this Condition) a notice of conversion (a "Conversion Notice") in duplicate in the form (for the time being current) obtainable from the specified office of each Agent, together with the relevant Certificate and any amounts required to be paid by the Bondholder under Condition 5(B)(ii).

Where Conversion Rights are exercised in the circumstances specified in Condition 5(A)(iv) it shall not be necessary to deposit the relevant Certificate with an Agent as aforesaid if such Certificate shall have been deposited, and remain deposited, with an Agent for the purposes of the relevant redemption.

A Certificate and Conversion Notice deposited with an Agent outside normal business hours or on a day which is not a business day at the place of the specified office of the relevant Agent shall for all purposes be deemed to have been deposited with such Agent during normal business hours on the next following such business day.

The date on which any Certificate and the Conversion Notice (in duplicate) relating to a Bond to be converted are deposited (or deemed or treated as having been deposited) with any of the Agents or, if later, on which the conditions precedent to conversion of the Bond are fulfilled (or if that is not a business day in Calcutta, the next following such date) or, in the case of the exercise of rights of conversion by the Trustee pursuant to Condition 5(F), the fifth business day in Calcutta prior to the relevant redemption date, is called in these Conditions the "Conversion Date" applicable to such Bond.

Once deposited, a Conversion Notice and the relevant Certificate or Certificates in respect of the Bond or Bonds in respect of which Conversion Rights are exercised may not be withdrawn without the consent in writing of the Company.

(ii) *Expenses of conversion*

As a condition precedent to conversion, the Bondholder must pay to the Agent with whom the Conversion Notice is deposited (or make arrangements satisfactory to it for payment of) (or in the case of the exercise of rights of conversion by the Trustee, the Trustee must pay, by way of deduction from the net proceeds of sale referred to in Condition 5(F)) stamp, issue, registration or other similar taxes and duties (if any) arising on conversion (other than any such stamp, issue, registration or other similar taxes or duties payable in India on the exercise of Conversion Rights or rights of conversion by the Trustee and the issue and allotment of Shares and GDRs on conversion, which will be paid by the Company). The Company will pay all other expenses arising on the issue of Shares and GDRs on conversion of the Bonds (including, without limitation, all expenses of obtaining the required listing for Shares and GDRs arising on conversion of the Bonds) and all charges of the Registrar and the Agents in connection with such conversion.

(iii) *GDR and Share issues*

The Company has, prior to the issue of the Bonds, authorised the issue but not allotted (and will at any times keep authorised for issue and unallotted) the number of Shares sufficient to provide for the exercise of Conversion Rights in respect of all outstanding Bonds. By not later than close of business (Calcutta time) on the relevant Conversion Date, the Shares deliverable on conversion of the relevant Bonds shall be allotted by the Company to the Depositary (or its nominee) and the Company shall deliver to the Depositary's custodian a letter certifying such allotment or, in the case of an exercise of rights of conversion by the Trustee pursuant to Condition 5(F) shall be allotted to the Trustee or as it may direct and such letter shall be delivered to the Trustee. Shares issued and allotted upon exercise of Conversion Rights or upon exercise by the Trustee of its rights pursuant to Condition 5(F) will be deemed to be issued and registered as of the relevant Conversion Date and the Depositary, or its nominee, will with effect from the relevant Conversion Date be deemed and treated by the Company for all purposes as the holder of record of the number of Shares to be represented by the GDRs to be issued upon conversion of the relevant Bonds or, as the case may be, the Trustee or such person as it may have directed will with effect from the relevant Conversion Date in the case of such exercise by the Trustee as aforesaid be deemed and treated by the Company for all purposes as the holder of record of the number of Shares to be issued upon such exercise. Immediately after each Conversion Date the Company will ensure that all necessary steps are taken for the due issue of the GDRs and Shares issuable on conversion of the relevant Bonds. As soon as practicable after and, in any event, not later than 28 business days in Calcutta after the relevant Conversion Date, the Company will register the Depositary or its nominee or, in the case of an exercise of rights of conversion by the Trustee as aforesaid, the Trustee or as it may direct as holder(s) of the relevant number of Shares to be issued on conversion in the Company's share register and will deliver or cause to be delivered a certificate or certificates for the relevant Shares to the Depositary's custodian for the time being for deposit in accordance with the provisions of the Deposit Agreement or in the case of such exercise by the Trustee as aforesaid, to the Trustee or as it may direct, together with any other securities, property or cash required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

If the Conversion Date in relation to any Bond is on or after a date on which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions referred to in Condition 5(C) and in Clause 7 of the Trust Deed and the relevant Conversion Date falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the Company will use its best endeavours to procure that the provisions of this Condition 5(B)(iii) shall be applied, with appropriate alterations, to such number of Shares ("Additional Shares") as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Bond if the relevant retroactive adjustment had been given effect as at the said Conversion Date over the number of Shares previously issued pursuant to such conversion, and in such event and in respect of such Additional Shares references in this Condition 5(B)(iii) to the Conversion Date shall be deemed to refer to the date upon which such retroactive adjustment becomes effective (disregarding the fact that it becomes effective retroactively and notwithstanding that the date upon which it becomes effective falls after the end of the Conversion Period). The Depositary shall issue the corresponding number of GDRs accordingly.

(iv) *Share ranking and entitlement*

The Shares issued upon conversion of the Bonds shall be fully-paid and non-assessable and will in all respects rank *pari passu* with the Shares in issue on the relevant Conversion Date (except for any right excluded by mandatory provisions of applicable law) and such Shares shall be entitled to all rights the record date for which falls on or after such Conversion Date as if, where appropriate, such Shares had been in issue throughout any period to which such rights relate to the same extent as all other fully paid and non-assessable Shares of the Company in issue throughout such period, provided that such Shares will not rank for or carry the right to receive, any dividend or distribution paid, made or declared in respect of a fiscal year ending prior to the Conversion Date with respect to such Shares. Shares issued on conversion of Bonds shall not be entitled to any rights the record date for which precedes the relevant Conversion Date.

(v) *Interest*

Save as provided below, no payment or adjustment will be made on conversion for any interest otherwise accruing on converted Bonds since the Interest Payment Date immediately preceding the relevant Conversion Date, or, if the relevant Conversion Date falls on or prior to the first Interest Payment Date, the Closing Date.

If any notice of redemption of any Bond is given pursuant to Condition 7(B) or (C) on or after the fifteenth business day in Calcutta prior to the record date in respect of any dividend or distribution in respect of the Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 days after the Interest Payment Date next following such record date, interest shall accrue on Bonds which shall have been delivered for conversion by Bondholders pursuant to Condition 5(B) or in respect of which rights of conversion shall have been exercised by the Trustee pursuant to Condition 5(F), and in any such case where the relevant Conversion Date falls after such record date and prior to such Interest Payment Date, from the preceding Interest Payment Date (or, if such Conversion Date falls on or prior to the first Interest Payment Date, from the Closing Date) to such Conversion Date provided that such Conversion Date falls in the financial period in respect of which such interim dividend or distribution is paid, made or declared. Any such interest shall be paid by the Company not later than 14 days after the relevant Conversion Date by U.S. dollar cheque drawn on or by transfer to a U.S. dollar account maintained with a bank in New York City in accordance with instructions given by the relevant Bondholder or in the case of such exercise by the Trustee, the Trustee.

(C) Adjustments to Conversion Price

The Conversion Price will be subject to adjustment in certain events set out in the Trust Deed, including:-

(i) the making of a bonus issue or free distribution of Shares;

(ii) sub-divisions, consolidations and re-classifications of Shares;

(iii) the declarations of a dividend in Shares;

(iv) the grant, issue or offer to the holders of Shares of options, rights or warrants to subscribe for or purchase Shares at less than the then Current Market Price per Share (as defined in the Trust Deed) or to subscribe for or purchase any securities convertible into or exchangeable for, or which carry rights to subscribe for or purchase, Shares at less than the then Current Market Price per Share;

(v) the distribution to the holders of Shares of evidences of indebtedness of the Company or of shares of capital stock of the Company (other than Shares) or of assets (other than interim and annual dividends in cash) or of options, rights or warrants to subscribe for or purchase shares (other than Shares) or securities (other than Shares and those mentioned in (iv) above);

(vi) the issue of securities (other than the Bonds and those mentioned in (iv) above) convertible into or exchangeable for, or which carry rights to subscribe for or purchase, Shares or the grant of any such rights in respect of existing securities, in each case, at less than the then Current Market Price per Share or the grant, issue or offer of options, rights or warrants (other than those mentioned in (iv) above) to subscribe for or purchase Shares at less than the then Current Market Price per Share, or to subscribe for or purchase securities convertible into or exchangeable for, or which carry rights to subscribe for or purchase, Shares or the grant of any such rights in respect of securities the subject of any such options, rights or warrants, in each case at less than the then Current Market Price per Share;

(vii) the issue of Shares (other than Shares issued on conversion of the Bonds or in any of the circumstances or on exercise of any of the options, rights or warrants or conversion or exchange of any of the securities described above or upon exercise of the Equity Option) at less than the then Current Market Price per Share; and

(viii) any other event or circumstance which would have in the opinion of a leading securities company or investment bank of international repute in India (selected by the Company and approved by the Trustee, or failing such selection within a reasonable period of time, as selected by the Trustee) an analogous effect to any of the events or circumstances mentioned in paragraphs (i) to (vii) above.

The Trustee shall not be obliged to consider whether an adjustment to the Conversion Price is appropriate as a result of an event or circumstance in (viii) above unless it has actual knowledge of the same.

Where more than one event which gives rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of the Trustee (after consultation with the Company), a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made as may be advised by a leading securities company or investment bank of international repute in India (selected on the same basis as in (viii) above), after consultation by such company or bank, if practicable, with the Company, to be in its opinion appropriate to give such intended result.

The Conversion Price will not be reduced if such reduction would require Shares to be issued at a price below their par value (currently Rupees 10 per Share) as a result of any such adjustment and the Company has covenanted in the Trust Deed not to take any action which would otherwise reduce the Conversion Price if such reduction would require Shares to be issued at a price below their par value unless, under applicable law then in effect, Shares could be legally issued, fully paid and non-assessable upon conversion of the Bonds at such price. On any adjustment the resultant Conversion Price, if not an integral multiple of one Rupee, will be rounded down to the nearest integral multiple of one Rupee. No adjustment will be made where such adjustment would be less than one Rupee. Any adjustment not required to be made and any amount by which the Conversion Price is required to be rounded down not so made will be carried forward and taken into account in any subsequent adjustment. Any adjustment will be notified promptly by the Company to the Bondholders.

No adjustment will be made to the Conversion Price where Shares or other securities, options, rights or warrants for Shares or other securities are issued to employees (including directors) or former employees of the Company, its Subsidiaries (as defined in Condition 9) and/or associated companies, or persons related to such employees (including directors) or former employees, pursuant to any employee share scheme or as required by law, provided that such issues do not amount to, or entitle such persons to receive in any period of 12 months, Shares in excess of 5 per cent. of the average number of Shares outstanding during such period of 12 months.

"Closing Price" for any Trading Day shall be the last selling price of the Shares as reported by the Calcutta Stock Exchange for such day or, if no sales take place on such day, the average of the closing bid and offered price of the Shares on the Calcutta Stock Exchange for such day, or as otherwise determined in accordance with the provisions of the Trust Deed.

"Current Market Price per Share" on any date shall be deemed to be the average of the Closing Prices of the Shares on the Calcutta Stock Exchange for the 30 consecutive trading days commencing 45 Trading Days before such date. If during such 45 Trading Days or any later period up to but excluding the date as of which the adjustment of the Conversion Price in question shall be effected, any event (other than the event which requires the adjustment in question) shall occur which gives rise to a separate adjustment to the Conversion Price, then the Current Market Price as determined above shall be adjusted in such manner and to such extent as the Trustee shall in its absolute discretion deem appropriate and fair to compensate for the effect thereof.

"Equity Option" means the existing option granted by the Company to certain financial institutions in India pursuant to outstanding term loans, which option expires on 31st March, 1995, to convert such loans into Shares at par which would, upon exercise in full, result in the allotment of a total of 8,598,000 fully-paid Shares.

"Trading Day" means a day when the Calcutta Stock Exchange is open for business, provided that if no selling price or closing bid and offered prices is/are reported in respect of the Shares on the Calcutta Stock Exchange for one or more consecutive Trading Days, such day or days will be disregarded in any relevant calculation and shall be deemed not to have existed when determining any period of Trading Days.

If the Shares cease to be listed on the Calcutta Stock Exchange but are listed on the Bombay Stock Exchange, references in the above definitions to the Calcutta Stock Exchange will be taken as references to the Bombay Stock Exchange and if the Shares cease to be listed on both such exchanges, but are listed on another stock exchange as required by Condition 5(D)(i), references in the above definitions to the Calcutta Stock Exchange will be taken as references to such other stock exchange as agreed by the Company and the Trustee.

(D) Company's undertakings

The Company has undertaken in the Trust Decd that for so long as any Conversion Right is, or is capable of being or becoming, exercisable:-

(i) it will use its best endeavours (a) to obtain and maintain a listing for all the issued Shares on the Calcutta Stock Exchange and the Bombay Stock Exchange, (b) to obtain as soon as practicable after their issue and maintain a listing for all the Shares issued on conversion of Bonds on the Calcutta Stock Exchange and the Bombay Stock Exchange and to ensure that such Shares will be listed, quoted, or dealt in on any other stock exchange or securities market on which the Shares may then be listed or quoted or dealt in and (c) if the Company is unable to obtain or maintain such listing, to obtain and maintain a listing for such Shares on such other stock exchange or exchanges as the Company may from time to time (with the written consent of the Trustee, such consent not to be unreasonably withheld) determine, and will forthwith give notice to the Bondholders in accordance with Condition 14 below of the listing or delisting of the Shares (as a class) by the Calcutta Stock Exchange or the Bombay Stock Exchange or any such stock exchange; and

(ii) it will pay the expenses (other than any stamp, issue, registration or similar taxes and duties (if any) expressed to be payable by a Bondholder pursuant to Condition 5(B(ii)) of the issue of, and all expenses of obtaining a listing for, Shares and GDRs arising on conversion of the Bonds.

The Company has also given certain other undertakings in the Trust Deed for the protection of the Conversion Rights.

(E) Mergers etc.

In the case of any consolidation, amalgamation or merger of the Company with any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), or in the case of any sale or transfer of all, or substantially all, of the assets of the Company, the Company will forthwith notify the Bondholders of such event and (so far as legally possible) cause the corporation resulting from such consolidation, amalgamation or merger or the corporation which shall have acquired such assets, as the case may be, to execute a trust deed supplemental to the Trust Deed to ensure that the holder of each Bond then outstanding will have the right (during the period in which such Bond shall be convertible) to convert such Bond into the class and amount of shares and other securities, property and cash receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Shares which would have become liable to be issued upon conversion of such Bond immediately prior to such consolidation, amalgamation, merger, sale, or transfer. Such supplemental trust deed will provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in the foregoing provisions of this Condition. The above provisions of this Condition 5(E) will apply in the same way to any subsequent consolidations, amalgamations, mergers, sales or transfers.

(F) Automatic conversion on redemption

The Trust Deed provides that the Trustee may, at its absolute discretion (and without any responsibility for any loss occasioned thereby), during the period commencing on the fourth business day in Calcutta immediately prior to, and ending at the close of business on the Calcutta business day immediately prior to, the date fixed for redemption from time to time of any of the Bonds pursuant to Condition 7(B) or (C), elect by notice in writing to the Company to convert the aggregate number of Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised ("Unexercised Bonds") into Shares at the Conversion Price if all (if any) necessary consents have been obtained and the Trustee is satisfied or is advised by a leading securities company or investment bank of international repute in India appointed by the Trustee that the net proceeds of an immediate sale of the Shares arising from such conversion (disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, issue or registration duties consequent thereon) would be likely to exceed by 5 per cent. or more the amount of redemption moneys and interest which would otherwise be payable in respect of such Unexercised Bonds. Save as provided in Condition 5(B)(iv) no interest shall accrue from the Interest Payment Date immediately preceding such redemption date (or if such date falls on or before the first Interest Payment Date, since the Closing Date) in respect of such Unexercised Bonds.

All of the Shares issued on such conversion shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the allotment and sale thereof) the net proceeds of sale together with accrued interest (if any) in respect of such Unexercised Bonds shall be converted by or on behalf of the Trustee into U.S. dollars and shall be held by, or on the behalf of, the Trustee and distributed rateably to the holders of such Unexercised Bonds against due presentation of such Unexercised Bonds in accordance with Condition 6).

The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this paragraph (F) or the timing of such exercise or in respect of any such sale of Shares or the conversion of the net proceeds of sale thereof into U.S. dollars, whether for the timing of any such sale or conversion or the price at which any such Shares are sold or the rate at which such net proceeds are converted into U.S. dollars, or the inability to sell any such Shares or make such conversion or otherwise.

(G) Business day

In this Condition, "business day" in relation to any place means a day on which commercial banks are open for business in such place.

6. PAYMENTS

(A) Principal

Payment of principal and interest due other than on an Interest Payment Date will be made by transfer to the registered account of the Bondholder or by U.S. dollar cheque drawn on a bank in New York City mailed to the registered address of the Bondholder if it does not have a registered account. Such payment will only be made against surrender of the relevant Certificate at the specified office of any of the Agents.

(B) Interest

Interest due on an Interest Payment Date will be paid to the holder shown on the register of Bondholders at the close of business on the fifteenth day before such Interest Payment Date (the "Record Date"). Such payment will be made by transfer to the registered account of the Bondholder or by U.S. dollar cheque drawn on a bank in New York City mailed to the registered address of the Bondholder.

(C) Registered accounts

For the purposes of this Condition, a Bondholder's registered account means the U.S. dollar account maintained by or on behalf of it with a bank in New York City, details of which appear on the register of Bondholders at the close of business on the second business day before the due date for payment, and a Bondholder's registered address means its address appearing on the register of Bondholders at that time.

(D) Payments subject to fiscal laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(E) Payment initiation

Where payment is to be made by transfer to a registered account, payment instructions (for value the due date or, if that is not a business day (as defined below), for value the first following day which is a business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed to the Bondholder's registered address at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, at the expense of the holder on the business day preceding the due date for payment or, in the case of a payment of principal and interest due other than on an Interest Payment Date, if later, on the business day on which the relevant Certificate is surrendered at the specified office of an Agent pursuant to Condition 6(A).

(F) Delay in payment

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Bondholder is late in surrendering its Certificate (if required pursuant to this Condition) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

(G) Business day

In this Condition, "business day" means a day on which commercial banks are open for business in New York City and, in the case of the surrender of a Certificate, in the place where the Certificate is surrendered.

(H) Partial payments

If the amount of principal, or interest if any, which is due on the Bonds is not paid in full, the Registrar will annotate the register of Bondholders with a record of the amount of principal, or interest, if any, in fact paid.

7. REDEMPTION, PURCHASE AND CANCELLATION

(A) Maturity

Unless previously redeemed or converted or purchased and cancelled as provided herein, the Bonds will be redeemed on 1st April, 2001 at their principal amount.

The Company may not redeem the Bonds in whole or in part prior to 1st April, 2001 except as provided in Condition 7(B) or (C) (but without prejudice to Condition 9).

(B) Redemption at the option of the Company

(i) On or at any time after 16th April, 1999 the Company may, having given not less than 30 nor more than 60 days' notice to the Bondholders (which notice will be irrevocable), redeem all or from time to time some only (being U.S.$1,000,000 in principal amount or an integral multiple thereof) of the Bonds at their principal amount, together with interest accrued to the date of redemption, provided that, otherwise than pursuant to paragraph (B)(ii), no such redemption shall take and no such notice shall be given unless (x) the Closing Price of the Shares for each of 30 consecutive Trading Days, the last of which occurs not more than 30 days prior to the date upon which notice of such redemption is published, is at least 140 per cent. of the Conversion Price in effect on such Trading Day; and (y) the Closing Price translated into U.S. dollars at the prevailing rate described below of the Shares for each of 30 consecutive Trading Days, the last of which occurs not more than 30 days prior to the date upon which notice of such redemption is published, is at least 140 per cent. of the Conversion Price in effect on such Trading Day, translated into U.S. dollars at the rate of Rs.31.37 = U.S.$1.00. The "prevailing rate" for the translation of the Closing Prices shall be the arithmetic average of the spot rates for the purchase of U.S. dollars with Rupees quoted by State Bank of India on each of the relevant Trading Days.

If there shall occur an event giving rise to a change in the Conversion Price during any such 30 Trading Day period, appropriate adjustments for the relevant days approved by the Trustees shall be made for the purpose of calculating the Closing Price for such days.

(ii) Notwithstanding paragraph (B)(i), the Company may, having given not less than 30 nor more than 60 days' notice to the Bondholders (which notice shall be irrevocable), at any time redeem all but not some only of the Bonds at their principal amount together with interest accrued to the date of redemption if prior to the date such notice is given 85 per cent. or more in aggregate principal amount of the Bonds originally issued (but excluding any Bonds purchased by or on behalf of the Company or any subsidiary or associated company) shall have been converted pursuant to Condition 5 and the Conversion Date in respect of which shall have occurred.

(iii) Upon the expiry of any such notice, the Company will be bound to redeem the Bonds to which such notice relates at their principal amount, together with interest accrued to the date of redemption.

(C) Redemption for taxation reasons

At any time the Company may, having given not less than 30 nor more than 60 days' notice to Bondholders (which notice shall be irrevocable) redeem all but not some only of the Bonds at their principal amount (together with interest accrued to the date fixed for redemption), if (i) the Company satisfies the Trustee immediately prior to the giving of such notice that it has or will become obliged to pay additional amounts as referred to in Condition 8 as a result of any change in or amendment to, the treaties, laws or regulations of India or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 23rd March, 1994, and (ii) such obligation cannot be avoided by the Company taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such additional amounts were a payment in respect of the Bonds then due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Company shall deliver to the Trustee a certificate signed by two directors of the Company stating that the obligation referred to in (i) above cannot be avoided by the Company taking reasonable measures available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on the Bondholders. The Company shall not be entitled to redeem the Bonds unless the relevant withholding or deduction in the case of payments of interest exceeds a rate of 10 per cent.

(D) Drawings

In the case of a partial redemption of Bonds pursuant to paragraph (B) of this Condition, the Bonds to be redeemed will be selected individually by lot, in such place as the Trustee shall approve and in such manner as the Trustee shall deem to be appropriate and fair, not more than 60 days prior to the date fixed for redemption. The redemption date, the identifying numbers of the Bonds drawn for redemption and the redemption price will be published by the Company not less than 30 days prior to such date.

(E) Purchases

The Company may at any time and from time to time purchase Bonds at any price in the open market or otherwise as may be permissible under the laws of India. The

Company is required to submit to the Registrar for cancellation any Bonds or interests therein it purchases. Subsidiaries and affiliates of the Company who purchase Bonds or interests therein may only sell or transfer such Bonds or interests to the Company.

(F) Cancellation

All Bonds which are redeemed or converted, or purchased by or on behalf of the Company, will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Principal Paying, Conversion and Transfer Agent and such Bonds may not be reissued or resold.

(G) Redemption notices

All notices to Bondholders given by or on behalf of the Company pursuant to this Condition will specify (i) the Conversion Price, the Closing Price of the Shares and the aggregate principal amount of the Bonds outstanding, in each case as at the latest practicable date prior to the publication of the notice (ii) the relevant date for redemption and (iii) the last day on which Conversion Rights may be exercised by Bondholders.

So long as the Bonds are listed on the Luxembourg Stock Exchange, the Company shall once in each year in which there has been a partial redemption of the Bonds, cause to be published in a leading newspaper of general circulation in Luxembourg (which is expected to be the *Luxemburger Wort)* a notice specifying the aggregate amount of Bonds outstanding and a list of the Bonds drawn for redemption pursuant to paragraph (D) of this Condition the Certificates in respect of which have not been surrendered.

8. TAXATION

All payments of principal and interest by the Company will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of India or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. Where such withholding or deduction is in respect of Indian withholding tax on interest payments at the rate of up to 10 per cent., the Company will (as required by Condition 4) increase the amount of interest paid by it to the extent required so that the amount of interest received by Bondholders (without prejudice to Condition 6(D)) amounts to 3 per cent. per annum of the principal amount of the Bonds. In the event that any such withholding or deduction in respect of principal or any such additional withholding or deduction in excess of 10 per cent. in respect of interest is required, the Company will pay such additional amounts by way of principal and interest as will result in the receipt by the Bondholders of the amounts which would otherwise have been receivable in respect of principal and interest, except that no such additional amount shall be payable in respect of any Bond:-

(i) to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with India otherwise than merely by holding the Bond; or

(ii) if the Certificate in respect of such Bond is surrendered more than 30 days after the relevant date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Certificate for payment on the last day of such period of 30 days.

For the purposes hereof "relevant date" means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received in New York City by the Trustee or the Principal Paying, Conversion and Transfer Agent on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders.

References in these Conditions to principal, principal amount and interest shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

9. EVENTS OF DEFAULT

The Trustee at its discretion may, and if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of Bondholders shall (subject to its rights under the Trust Deed to be indemnified), give notice to the Company that the Bonds are immediately due and repayable if:-

(i) *Non-payment:* the Company fails to pay the principal of or interest on any of the Bonds when due for a period of seven days following the due date for such payment; or

(ii) *Breach of other obligations:* the Company defaults in performance or observance of or compliance with any of its other obligations set out in the Bonds or the Trust Deed which default is in the opinion of the Trustee incapable of remedy or, if in the opinion of the Trustee it is capable of remedy, is not in the opinion of the Trustee remedied within 30 days after notice of such default shall have been given to the Company by the Trustee; or

(iii) Cross default:

(a) any other present or future indebtedness of the Company of at least U.S.$5,000,000 in aggregate amount outstanding (or its equivalent at the relevant time in any other currency) for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity (otherwise than at the option of the Company) by reason of a default, however called; or

(b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period originally provided for; or

(c) the Company fails to pay when due (or within any applicable grace period originally provided for) any amount in excess of U.S.$5,000,000 in aggregate payable by it under any present or future guarantee or indemnity for any moneys borrowed or raised (or its equivalent at the relevant time in any other currency; or

(iv) *Enforcement proceedings:* a distress, attachment, or execution or other legal process is levied, enforced or sued out upon or against any part (being a part which in the opinion of the Trustee is material in the context of the issue of the Bonds) of the property, assets or revenues of the Company and is not either discharged or stayed within a period of 30 days thereof; or

(v) *Security enforced:* an encumbrancer takes possession or a receiver, manager or other similar person is appointed over, or an attachment order is issued in respect of, the whole or any part (being a part which in the opinion of the Trustee is material in the context of the issue of the Bonds) of the undertaking, property, assets or revenues of the Company and in any such case such possession or appointment is not stayed, terminated or discharged or the debt or other obligation on account of which such possession was taken or appointment made is not discharged or satisfied within a period of 30 days of such appointment or the issue of such order; or

(vi) *Insolvency:* the Company is insolvent or bankrupt or is unable to pay its debts, or stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts as they mature or applies for or consents to or suffers the appointment of or there is appointed an administrator, liquidator or receiver or other similar person in respect of the Company or over the whole or any part (being a part which in the opinion of the Trustee is material in the context of the issue of the Bonds) of the undertaking, property, assets or revenues of the Company or the Company takes any proceeding under any law for a readjustment or deferment of its obligations or any part of them or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors or shall initiate or consent to proceedings in relation to itself under any applicable bankruptcy, reorganisation or insolvency laws; except, in any such case, for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation on terms approved by the Trustee or by an Extraordinary Resolution of the Bondholders; or

(vii) *Winding-up, Disposals:* an order is made or an effective resolution passed for the winding-up or dissolution of the Company, or the Company ceases to carry on all or any part (being a part which in the opinion of the Trustee is material in the context of the issue of the Bonds) of its business or operations, or the Company sells or disposes of all or any part (being a part which in the opinion of the Trustee is material in the context of the issue of the Bonds) of its assets or business whether as a single transaction or a number of transactions, related or not; except, in any such case, for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation on terms approved by the Trustee or by an Extraordinary Resolution of the Bondholders; or

(viii) *Expropriation*: any governmental authority or agency condemns, seizes, compulsorily purchases or expropriates all or a part (being a part which in the opinion of the Trustee is material in the context of the issue of the Bonds) of the assets or Shares of the Company; or

(ix) *Analogous events*: any event occurs which under the laws of India has an analogous effect to any of the events referred to in paragraphs (iv) to (viii) above.

Upon any such notice being given to the Company, the Bonds will immediately become due and payable at their principal amount together with accrued interest as provided in the Trust Deed.

For the purposes of (iii) above, any indebtedness which is in a currency other than U.S. dollars shall be translated into U.S. dollars at the spot rate for the sale of U.S. dollars against the purchase of the relevant currency quoted by any leading bank selected by the Trustee on any day when the Trustee requests a quotation for such purposes.

10. PRESCRIPTION

Claims against the Company in respect of principal and interest will become prescribed unless made within 10 years (in the case of principal) and five years (in the case of interest) from the relevant date (as defined in Condition 8) in respect thereof.

11. ENFORCEMENT

At any time after the Bonds have become due and repayable, the Trustee may, at its discretion and without further notice, take such proceedings against the Company as it may think fit to enforce payment of any amount due and payable in respect of the Bonds together with accrued interest and to enforce the provisions of the Trust Deed but it will not be bound to take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of Bondholders or requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding and (b) it shall have been indemnified to its satisfaction. No Bondholder will be entitled to proceed directly against the Company unless the Trustee, having become bound to proceed, fails to do so within a reasonable period and such failure shall be continuing.

12. MEETINGS OF BONDHOLDERS, MODIFICATION AND WAIVER

(A) Meetings

The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Trust Deed) of a modification of the Bonds or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing over 50 per cent. in principal amount of the Bonds for the time being outstanding or, at any adjourned such meeting, two or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to modify the due date for any payment in respect of the Bonds, (ii) to reduce or cancel the amount of principal or the rate of interest payable in respect of the Bonds, (iii) to change the currency of payment of the Bonds, (iv) to modify or cancel the Conversion Right or shorten the Conversion Period, or (v) to modify the provisions concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than 75 per cent., or at any adjourned such meeting not less than one-third, in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution passed at any meeting of Bondholders will be binding on all Bondholders, whether or not they were present at the meeting. The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds outstanding shall be as valid and effective as a duly passed Extraordinary Resolution.

(B) Modifications and waivers

The Trustee may agree, without the consent of the Bondholders, to (i) any modification (except as mentioned above) of, or the waiver or authorisation of any breach or proposed breach of, the Bonds or the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Bondholders or (ii) any modification of the Bonds or the Trust Deed which, in the Trustee's opinion, is of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of law. Any such modification, waiver or authorisation will be binding on the Bondholders and, unless the Trustee agrees otherwise, any such modification will be notified to the Bondholders as soon as practicable thereafter.

(C) Interests of Bondholders

In connection with the exercise of its functions (including but not limited to those in relation to any proposed modification or waiver) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Company any indemnification or payment in respect of any tax consequences of any such exercise upon individual Bondholders.

13. REPLACEMENT OF CERTIFICATES

If any Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the specified office of the Replacement Agent, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and the giving of such indemnity and/or security and/or production of such evidence as the Company may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

14. NOTICES

All notices to Bondholders shall be validly given if mailed to them at their respective addresses in the register of Bondholders maintained by the Registrar and, so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). Any such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed.

15. AGENTS

The names of the initial Agents, Replacement Agent and Registrar and their initial specified offices are set out at the end of these Conditions. The Company reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Agent, Replacement Agent or the Registrar and to appoint additional or other Agents or a replacement Registrar or Replacement Agent. The Company will at all times maintain (i) an Agent having a specified office in a major financial centre in Europe which shall, so long as the Bonds are listed on the Luxembourg Stock Exchange, be Luxembourg, (ii) a Principal Paying, Conversion and Transfer Agent, (iii) a Replacement Agent, a Registrar and (iv) a Depositary. Notice of any such termination or appointment, of any changes in the specified offices of any Agent or the Registrar or the Depositary and of any change in the identity of the Registrar or the Principal Paying, Conversion and Transfer Agent or the Depositary will be given promptly by the Company to the Bondholders.

16. FURTHER ISSUES

The Company may from time to time without the consent of the Bondholders create and issue further securities either having the same terms and conditions as the Bonds in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Bonds) or upon such terms as the Company may determine at the time of their issue. References in these Conditions to the Bonds include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single series with the Bonds. Any further securities forming a single series with the outstanding securities of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other securities may (with the consent of the Trustee), be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of securities of other series where the Trustee so decides.

17. INDEMNIFICATION

The Trust Deed contains for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Company and any entity related to the Company without accounting for any profit.

18. GOVERNING LAW AND JURISDICTION

The Bonds and the Trust Deed are governed by, and shall be construed in accordance with, English Law. In relation to any legal action or proceedings arising out of or in connection with the Trust Deed and the Bonds the Company has in the Trust Deed irrevocably submitted to the courts of England and in relation thereto has appointed Hackwood Secretaries Limited, as its agent for service of process in England. The Trust Deed allows the Company to appoint a replacement agent for service of process, with an address in the City of London, on 30 days' notice given to Bondholders and to the Trustee.

PRINCIPAL PAYING, TRANSFER AND CONVERSION AGENT AND REGISTRAR

Bankers Trust Company
4 Albany Street
New York
N.Y. 10006

PAYING, CONVERSION AND TRANSFER AGENT

Bankers Trust Luxembourg S.A.
14 boulevard F.D. Roosevelt
L-2450 Luxembourg

DEPOSITARY

Bankers Trust Company
4 Albany Street
New York
N. Y.10006

SCHEDULE 2

FORM OF GLOBAL CERTIFICATES

NIPPON DENRO ISPAT LIMITED
(incorporated under the Companies Act 1956 of India)

US$125,000,000
3 per cent. Convertible Bonds 2001

[REGULATION S GLOBAL CERTIFICATE] [RESTRICTED GLOBAL CERTIFICATE]

CUSIP/CINS No:

The Bonds in respect of which this Global Certificate is issued are in registered form and form the series designated as specified in the title (the "Bonds") of Nippon Denro Ispat Limited (the "Issuer").

The Issuer hereby certifies that Cede & Co. (as nominee of The Depository Trust Company ("DTC") is, at the date hereof, entered in the register of Bondholders as the holder of Bonds in the principal amount of US$125,000,000 (One Hundred and Twenty Five million United States dollars) or such lesser amount as is duly endorsed in the third column of Schedule A to this Global Certificate. For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Certificate is issued such amount or amounts as shall become due in respect of such Bonds and otherwise to comply with the Conditions, as referred to below.

The Bonds are constituted by a Trust Deed dated 23rd March, 1994 and made between the Issuer and Bankers Trustee Company Limited, as trustee (the "Trustee"), and are subject to, and have the benefit of, the Trust Deed and the terms and conditions (the "Conditions") set out in Schedule S1 to the Trust Deed, as modified by the provisions of this Global Certificate.

Unless this Global Certificate is presented by an authorised representative of DTC to the Company or its agent for registration of transfer, conversion or payment, and any individual definitive Certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorised representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorised representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL in as much as the registered owner hereof, Cede & Co., has an interest herein. Individual definitive certificates (as defined in the terms and conditions of the Bonds) will only be issued in respect of Bonds represented by this Global Certificate in the circumstances set out in Clause 3(E) of the Paying and Conversion Agency Agreement dated 23rd March, 1994 (the "Agency Agreement") between the Company, the Trustee and, inter alia, Bankers Trust Company.

This Global Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration in the register of Bondholders and only the duly registered holder is entitled to payments on Bonds in respect of which this Global Certificate is issued.

The Conditions are modified as follows in so far as they apply to the Bonds in respect of which this Global Certificate is issued.

Transfer

The Agents will not accept the deposit of this Global Certificate for transfer of any Bonds unless (i) DTC or any successor to DTC advises the Issuer in writing that it is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by the Issuer within 90 days or (ii) DTC or any successor ceases to be a "Clearing Agency" registered under the U.S. Securities Exchange Act of 1934, as amended; or (iii) the Trustee advises the Issuer in writing that any of the Bonds has become immediately due and payable in accordance with Condition 9 or (iv) a Bondholder is entitled under Condition 11 to proceed directly against the Issuer.

The provisions of Condition 3 will otherwise apply, except that new Certificates to be issued upon transfer of Bonds will, within 21 days of receipt by the Registrar or an Agent of the form of transfer attached to this Global Certificate, be mailed by uninsured mail at the risk of the holders entitled to the relevant Bonds to the addresses specified in the form of transfer.

Meetings

The holder hereof shall be treated as two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each Bond in respect of which this Global Certificate is issued. The Trustee may allow a person with any interest in Bonds in respect of which this Global Certificate is issued to attend and speak at a meeting of Bondholders on appropriate proof of its identity and interest.

Conversion

The Conversion Rights attaching to Bonds in respect of which this Global Certificate is issued may be exercised by the holder of this Global Certificate or any authorised representative thereof presenting this Global Certificate to or to the order of the Principal Agent for notation of exercise of the Conversion Rights together with one or more Conversion Notices duly completed by or on behalf of the accountholder in the relevant clearing system in respect of whose interest such Conversion Rights are to be exercised. The provisions of Condition 5 of the Bonds will otherwise apply.

Redemption at the option of the Issuer

The option of the Issuer provided for in Condition 7(B) shall be exercised by the Issuer giving notice to the Bondholders within the time limits set out in, and in accordance with, that Condition except that, with respect to Bonds which are represented by the Global Certificates, no drawing of Bonds for redemption shall be required and the principal amount of the Bonds to be redeemed will be allocated between the Restricted Global Certificate and the Regulation S Global Certificate on a pro rata basis (or as near thereto as possible).

Trustee's Powers

In considering the interests of Bondholders the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to such information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of Bonds and (b) consider such interests on the basis that such accountholders were the holder of the Bonds in respect of which this Global Certificate is issued.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds in respect of which this Global Certificate is issued shall be recognised as the beneficiaries of the trusts set out in the Trust Deed to the extent of the principal amounts of their interests in Bonds set out in the certificate of the holder as if they were themselves the holders of Bonds in such principal amounts.

This Global Certificate is governed by, and shall be construed in accordance with, English law.

IN WITNESS whereof the Issuer has caused this Global Certificate to be signed on its behalf.

Dated 23rd March, 1994

NIPPON DENRO ISPAT LIMITED

By:

Certificate of Authentication

Certified that the above-named holder is at the date hereof entered in the register of Bondholders as holder of the above-mentioned principal amount of Bonds.

BANKERS TRUST COMPANY

By:

Authorised Signatory

Dated:

THESE BONDS AND THE SHARES AND THE GDRs ISSUABLE UPON CONVERSION HAVE NOT BEEN REGISTERED UNDER THE U. S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE BONDS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE

TRANSFERRED EXCEPT (A) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR (B) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904OF REGULATION S UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION.

SCHEDULE A

SCHEDULE OF REDUCTIONS IN PRINCIPAL AMOUNT OF BONDS IN RESPECT OF WHICH THIS GLOBAL CERTIFICATE IS ISSUED

The following reductions in the principal amount of Bonds in respect of which this Global Certificate is issued have been made as a result of (i) exercise of the Conversion Right attaching to Bonds or the rights of the Trustee under Condition 5(F) or (ii) redemption of Bonds or (iii) transfer of Bonds;

Issue Date/ Date of Conversion/ Transfer/ Redemption (stating which)	Amount of decrease in principal amount of this Global Certificate	Principal amount of this Global Certificate on the issue date hereof or following such decrease	Notation made by or on behalf of the Principal Agent
23rd March, 1994	-		

FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned hereby transfers the following principal amounts of Bonds in respect of which the Global Certificate is issued, and all rights in respect thereof, to the transferee(s) listed below:

Principal Amount transferred	Name, address and account for payments of transferee

[*This is to certify that as of the date hereof with respect to the transfer(s) of U.S.$_________ principal amount of the Bonds represented by this Global Certificate, such transfer(s) are being made in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended.]

Dated : _______________ Certifying Signature : _______________

Name: _______________

[*This certification shall be required only from holders of interests in the Restricted Global Certificate delivering, upon transfer, interests in the Regulation S Global Certificate.]

Note:

(i) A representative of the Bondholder should state the capacity in which he signs e.g. executor.

(ii) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Principal Agent or the Registrar may require.

SCHEDULE 3

PROVISIONS FOR MEETINGS OF BONDHOLDERS

1.(i) A holder of a Bond may by an instrument in writing (a "form of proxy") in the form available from the specified office of any Agent in the English language signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to the Agent not later than 24-hours before the time fixed for any meeting, appoint any person (a "proxy") to act on his or its behalf in connection with any meeting or proposed meeting of Bondholders.

(ii) Any holder of a Bond which is a corporation may by delivering to any Agent not later than 24 hours before the time fixed for any meeting a resolution of its directors or other governing body in the English language authorise any person to act as its representative (a "representative") in connection with any meeting or proposed meeting of Bondholders.

(iii) Any proxy appointed pursuant to sub-paragraph (a) above or representative appointed pursuant to sub-paragraph (b) above shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder.

2. Each of the Issuer and the Trustee at any time may, and the Trustee (subject to its being indemnified to its satisfaction against all costs and expenses thereby occasioned) upon a request in writing of Bondholders holding not less than one-tenth in principal amount of the Bonds for the time being outstanding shall, convene a meeting of Bondholders. Whenever any such party is about to convene any such meeting it shall forthwith give notice in writing to the other parties of the day, time and place of the meeting and of the nature of the business to be transacted at it. Every such meeting shall be held at such time and place as the Trustee may approve.

3. At least 21 days' notice (exclusive of the day on which the notice is given and of the day on which the meeting is held) specifying the day, time and place of meeting shall be given to the Bondholders. A copy of the notice shall in all cases be given by the party convening the meeting to the other parties. Such notice shall also specify, unless in any particular case the Trustee otherwise agrees, the nature of the resolutions to be proposed and shall include a statement to the effect that the holders of Bonds may appoint proxies by executing and delivering a form of proxy in the English language to the specified office of an Agent not later than 24 hours before the time fixed for the meeting or, in the case of corporations, may appoint representatives by resolution in the English language of their directors or other governing body and by delivering an executed copy of such resolution to the Agent not later than 24 hours before the time fixed for the meeting.

4. A person (who may, but need not, be a Bondholder) nominated in writing by the Trustee may take the chair at every such meeting but if no such nomination is made or if at any meeting the person nominated shall not be present within 15 minutes

after the time fixed for the meeting the Bondholders present shall choose one of their number to be chairman, failing which the Issuer may appoint a chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

5. At any such meeting any two or more persons present in person holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than 10 per cent. in principal amount of the Bonds for the time being outstanding shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided below) be two or more persons present in person holding Bonds or being proxies or representatives and holding or representing in the aggregate over 50 per cent. in principal amount of the Bonds for the time being outstanding provided that at any meeting the business of which includes any of the matters specified in the proviso to paragraph 16 the quorum shall be two or more persons present in person holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than three-quarters in principal amount of the Bonds for the time being outstanding.

6. If within 15 minutes from the time fixed for any such meeting a quorum is not present the meeting shall, if convened upon the requisition of Bondholders, be dissolved. In any other case it shall stand adjourned (unless the Issuer and the Trustee agree that it be dissolved) for such period, not being less than 14 days nor more than 42 days, and to such place, as may be decided by the chairman. At such adjourned meeting two or more persons present in person holding Bonds or being proxies or representatives (whatever the principal amount of the Bonds so held or represented) shall form a quorum and may pass any resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting provided that at any adjourned meeting at which is to be proposed an Extraordinary Resolution for the purpose of effecting any of the modifications specified in the proviso to paragraph 16 the quorum shall be two or more persons so present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than one third in principal amount of the Bonds for the time being outstanding.

7. The chairman may with the consent of (and shall if directed by) any meeting adjourn such meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

8. At least 10 days' notice of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum required at such adjourned meeting.

It shall not, however, otherwise be necessary to give any notice of an adjourned meeting.

9. Every question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) which he may have as a Bondholder or as a holder of a voting certificate or as a proxy or representative.

10. At any meeting, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman, the Issuer, the Trustee or by one or more persons holding one or more Bonds or being proxies or representatives and holding or representing in the aggregate not less than 2 per cent. in principal amount of the Bonds for the time being outstanding, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by any particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

11. If at any meeting a poll is so demanded, it shall be taken in such manner and (subject as provided below) either at once or after such an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question on which the poll has been demanded.

12. Any poll demanded at any meeting on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.

13. The Issuer and the Trustee (through their respective representatives) and their respective financial and legal advisers may attend and speak at any meeting of Bondholders. No one else may attend at any meeting of Bondholders or join with others in requesting the convening of such a meeting unless he is the holder of a Bond or is a proxy or a representative.

14. At any meeting on a show of hands every holder who is present in person or any person who is present and is a proxy or a representative shall have one vote and on a poll every person who is so present shall have one vote in respect of each US$1,000 in principal amount of Bonds held so produced or in respect of which he is a proxy or a representative. Without prejudice to the obligations of proxies named in any block voting instruction, any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

15. The proxy named in any form of proxy need not be a Bondholder.

16. A meeting of Bondholders shall, subject to the Conditions, in addition to the powers given above, but without prejudice to any powers conferred on other persons by this Trust Deed, have power exercisable by Extraordinary Resolution:-

(A) to sanction any proposal by the Issuer for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Bondholders against the Issuer whether such rights shall arise under this Trust Deed or otherwise;

(B) to sanction the exchange or substitution for the Bonds of, or the conversion of the Bonds into, shares, bonds, or other obligations or securities of the Issuer or any other body corporate formed or to be formed;

(C) to assent to any modification of this Trust Deed or the Bonds which shall be proposed by the Issuer or the Trustee;

(D) to authorise anyone to concur in and do all such things as may be necessary to carry out and give effect to any Extraordinary Resolution;

(E) to give any authority, direction or sanction which under this Trust Deed or the Bonds is required to be given by Extraordinary Resolution;

(F) to appoint any, persons (whether Bondholders or not) as a committee or committees to represent the interests of the Bondholders and to confer upon such committee or committees any powers or discretions which the Bondholders could themselves exercise by Extraordinary Resolution;

(G) to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under this Trust Deed;

(H) to approve a person proposed to be appointed as a new Trustee and to remove any Trustee; and

(I) to discharge or exonerate the Trustee from any liability in respect of any act or omission for which it may become responsible under this Trust Deed or the Bonds;

provided that the special quorum provisions contained in the proviso to paragraph 5 and, in the case of an adjourned meeting, in the proviso to paragraph 6 shall apply in relation to any Extraordinary Resolution for the purpose of paragraph 16(B) or (G) or for the purpose of making any modification to the provisions contained in this Trust Deed or the Bonds which would have the effect of:-

(i) modifying the due date for any payment in respect of the Bonds; or

(ii) reducing or cancelling the amount of principal or the rate of interest payable in respect of the Bonds; or

(iii) changing the currency of payment of the Bonds; or

(iv) modifying or cancelling the right to convert the Bonds into GDRs or shortening the Conversion Period; or

(v) modifying the provisions contained in this Schedule concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution or sign a resolution in writing; or

(vi) amending this proviso.

17. An Extraordinary Resolution passed at a meeting of Bondholders duly convened and held in accordance with this Trust Deed shall be binding upon all the Bondholders, whether or not present at such meeting, and each of the Bondholders shall be bound to give effect to it accordingly. The passing of any such resolution shall be conclusive evidence that the circumstances of such resolution justify the passing of it.

18. The expression "Extraordinary Resolution" means a resolution passed at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than three-quarters of the votes cast.

19. A resolution in writing signed by or on behalf of the holders of not less than 90 per cent. in principal amount of the Bonds who for the time being are entitled to receive notice of a meeting in accordance with the provisions herein contained shall for all purposes be as valid and effectual as an Extraordinary Resolution passed at a meeting of such Bondholders duly convened and held in accordance with the provisions herein contained. Such resolution in writing may be contained in one document or in several documents in like form each signed by or on behalf of one or more of the Bondholders.

20. Minutes of all resolutions and proceedings at every such meeting shall be made and entered in the books to be from time to time provided for that purpose by the Issuer or the Trustee and any such minutes, if purporting to be signed by the chairman of the meeting at which such resolutions were passed or proceedings transacted or by the chairman of the next succeeding meeting of Bondholders, shall be conclusive evidence of the matters contained in them and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

21. Subject to all other provisions contained in this Trust Deed the Trustee may without the consent of the Bondholders prescribe such further regulations regarding the holding of meetings of Bondholders and attendance and voting at them or regarding the making of resolution in writing as the Trustee may in its sole discretion determine including particularly (but without prejudice to the generality of the foregoing) such regulations and requirements as the Trustee thinks reasonable so as to satisfy itself that persons who purport to requisition a meeting in accordance with paragraph 2 or who purport to make any requisition to the Trustee in accordance with this Trust Deed are in fact Bondholders.

IN WITNESS whereof this Trust Deed has been executed as a deed on the date stated at the beginning.

(Signed, sealed and delivered by
(A. SUREKA
L.S. (for and on behalf of
(NIPPON DENRO ISPAT LIMITED
(in the presence of:-

N.V. DIAS

L.S.

(The Common Seal of
(BANKERS TRUSTEE COMPANY LIMITED
(was affixed in the presence
(of:-

Director T.J. HEARN

Assistant Secretary C. PHILLIPS

Exhibit 5

CONFORMED COPY

Dated 10 September 2004

ISPAT INDUSTRIES LIMITED
(formerly Nippon Denro Ispat Limited)

and

DEUTSCHE TRUSTEE COMPANY LIMITED
(formerly Bankers Trustee Company Limited)

FIRST SUPPLEMENTAL TRUST DEED

relating to
3 per cent. Convertible Bonds due 2001
in an initial aggregate principal amount of U.S.$125,000,000

Linklaters

This First Supplemental Trust Deed is made on 10 September 2004 **between**:

(1) **Ispat Industries Limited (formerly Nippon Denro Ispat Limited)** (the "**Issuer**"); and

(2) **Deutsche Trustee Company Limited (formerly Bankers Trustee Company Limited)** (the "**Trustee**").

This deed is supplemental to the Trust Deed (as defined below) and witnesses as follows:

1 Expressions defined in the Trust Deed (the "**Trust Deed**") made 23 March 1994 between the Issuer and the Trustee constituting U.S.$125,000,000 3 per cent. Convertible Bonds due 2001 of the Issuer shall have the same meanings when used herein.

2 Pursuant to Clause 16 of the Trust Deed, the Trustee, being of the opinion that to do so is not materially prejudicial to the interests of the Bondholders, hereby agrees with the Issuer that:

2.1 the existing paragraphs 1(i) and 1(ii) of Schedule 3 to the Trust Deed be renumbered 1.1(i) and 1.1(ii) respectively, that the existing paragraph 1(iii) of Schedule 3 to the Trust Deed shall be deleted and that the following shall be inserted into Schedule 3 to the Trust Deed as new paragraphs 1.1(iii), 1.1(iv) and 1.2 respectively:

> "**1.1(iii)** If the holder of a Bond is DTC or a nominee of DTC, such nominee or DTC may appoint proxies in accordance with and in the form used by DTC (the "**DTC Proxy**") as part of its usual procedures from time to time in relation to meetings of Bondholders. Any proxy so appointed may (I) by an instrument in writing in the form in the English language available from the specified office of the Principal Agent signed by the proxy or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation, or in such other form as may be approved by the Trustee, appoint any individual (the "**sub-proxy**") (and whether dated before or after the DTC Proxy) to act on his or its behalf in connection with any meeting or proposed meeting of Bondholders provided that any such appointment certifies that no other person has been appointed as a sub-proxy in respect of the relevant Bonds and that, except in the case of a sub-proxy granted by the Principal Agent, no voting instruction has been given in relation to those Bonds or (II) authorise and instruct ("**voting instruction**") the Principal Agent to appoint, by means of a form of sub-proxy, a sub-proxy (being one or more of its employees) provided that the proxy satisfies the Principal Agent that no other person has been appointed as a sub-proxy in respect of the relevant Bonds and that no voting instruction has been given in relation to those Bonds. All references to "proxy" or "proxies" in this Schedule other than in this paragraph shall be read so as to include references to "sub-proxy" or "sub-proxies". To be valid any form of sub-proxy must be delivered to the Principal Agent not later than 24 hours before the time fixed for the relevant meeting. Voting instructions must be received by the Principal Agent not later than 48 hours before the time fixed for the Meeting and may not be revoked during the period starting 48 hours before the Meeting.
>
> **1.1(iv)** Any proxy appointed pursuant to sub-paragraph 1.1(i) above, representative appointed pursuant to sub-paragraph 1.1(ii) above or sub-proxy appointed under sub-paragraph 1.1(iii) above shall, so long as such appointment remains in force, be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder

of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder.

1.2 For so long as the Bonds are eligible for settlement through DTC's book-entry settlement system, the Issuer may fix a record date for the purpose of any meeting, provided such record date is no more than 10 days prior to the date fixed for such meeting. The person in whose name a Bond is registered on the record date shall be the holder for the purposes of the relevant meeting."

2.2 the following shall be inserted into Schedule 3 of the Trust Deed as paragraph 22:

"**22** For so long as the Bonds are represented by one or more Global Certificates, the holder of a Global Certificate shall be treated as two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each U.S.$1,000 principal amount of the Bonds in respect of which the Global Certificate is issued and any single proxy or sub-proxy (whether appointed by the holder of a Global Certificate, by his proxy or by (a) person(s) duly authorised by any proxy) shall be treated as two persons present and being proxies and representing such principal amount of the Bonds as are, at the relevant time, represented by such proxy."

3 A person who is not a party to this First Supplemental Trust Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this First Supplemental Trust Deed.

4 Clause 21 of the Trust Deed shall apply hereto as though references therein to this Trust Deed included references to this First Supplemental Trust Deed.

In witness whereof this document has been executed as a deed on the date stated at the beginning.

ISPAT INDUSTRIES LIMITED

By: ANIL SUREKA

The Common Seal of

DEUTSCHE TRUSTEE COMPANY LIMITED
has been affixed hereto in the presence of:

By: LEIGH COBB

By: SARAH TAYLOR

Exhibit 6

CONFORMED COPY

DATED 23rd March, 1994

NIPPON DENRO ISPAT LIMITED

BANKERS TRUSTEE COMPANY LIMITED

- and –

OTHERS

PAYING, CONVERSION AND TRANSFER AGENCY AGREEMENT relating to US$125,000,000 3 per cent. Convertible Bonds 2001 Convertible into Global Depositary Receipts

---

FRESHFIELDS BRUCKHAUS DERINGER

TABLE OF CONTENTS

THIS AGREEMENT is made on 23rd March, 1994 BETWEEN:-

(1) NIPPON DENRO ISPAT LIMITED whose corporate office is at Park Plaza, 71 Park Street, Calcutta 700 016 (the "Issuer");

(2) BANKERS TRUST COMPANY at its specified office in New York City as principal paying, conversion and transfer agent (the "Principal Paying, Conversion and Transfer Agent", which expression shall, unless the context otherwise requires, include its successors as such principal paying, conversion and transfer agent);

(3) BANKERS TRUST LUXEMBOURG S.A. at its specified office in Luxembourg as paying, conversion and transfer agents (the "Agents", which expression shall, unless the context otherwise requires, include the Principal Paying, Conversion and Transfer Agent and any other or further agents appointed in accordance with this Agreement);

(4) BANKERS TRUST COMPANY at its specified office in New York City as registrar (the "Registrar", which expression shall, unless the context otherwise requires, include its successors as such registrar);

(5) BANKERS TRUST LUXEMBOURG S.A. at its specified office in Luxembourg as replacement agent (the "Replacement Agent", which expression shall include its successors as such replacement agent);

(6) BANKERS TRUST COMPANY at its specified office in New York City as depositary (the "Depositary" which expression shall include its successors as such depositary);

(7) BANKERS TRUSTEE COMPANY LIMITED at its specified office in London as trustee for the persons for the time being holding the Bonds referred to below (the "Trustee", which expression shall include its successors as such trustee or any joint trustee).

WHEREAS:-

(A) Pursuant to a Subscription Agreement dated 3rd March, 1994 made between the Issuer, S.G. Warburg Securities Ltd. and others, the Issuer has agreed to issue US$125,000,000 in principal amount of 3 per cent. Convertible Bonds 2001 (the "Bonds"). The Bonds are convertible into global depositary receipts ("GDRs") issued pursuant to a deposit agreement dated today (the "Deposit Agreement") between the Issuer and the Depositary.

(B) The Bonds are to be constituted by a trust deed (the "Trust Deed") dated today and made between the Issuer and the Trustee.

(C) The Bonds will be issued in registered form in the denomination of US$1,000 each.

NOW IT IS HEREBY AGREED as follows:-

1. DEFINITIONS

Terms defined or construed in the Bonds or the Trust Deed shall, unless the context otherwise requires, have the same meanings when used herein. In addition:

"Business Day" means a day on which banks are generally open for business in London and New York City and on which foreign exchange dealings may be transacted in London and New York City.

"Conversion Notice" means a notice of conversion substantially in the form of Exhibit A hereto or in such other form as shall for the time being be current.

"Dollars" means the lawful currency for the time being of the United States of America.

2. APPOINTMENTS

The Issuer appoints the Agents, the Replacement Agent and the Registrar as its agents in respect of the Bonds in accordance with the provisions of the Conditions at their respective offices referred to in the Bonds. The Agents, the Replacement Agent, the Depositary and the Registrar accept such appointments. Except in Clause 19, references to the Agents, the Replacement Agent, the Depositary and the Registrar are to them acting solely through such respective specified offices. The obligations of the Agents are several and not joint.

3. AUTHENTICATION AND TRANSFER OF GLOBAL CERTIFICATES; OTHER LEGENDS ON CERTIFICATES

(A) The Global Certificates: Immediately before issue, the Issuer shall deliver to the Registrar a duly executed Regulation S Global Certificate representing Bonds sold in transactions outside the United States under Regulation S under the Securities Act and a duly executed Restricted Global Certificate representing Bonds sold pursuant to, and in reliance on, Rule 144A under the Securities Act both of which shall bear the Transfer Legend. The Registrar (or its agent on its behalf) shall, after checking that the Global Certificates certify correctly the Register (as defined below), authenticate them and hold them as custodian for DTC (which expression shall, unless the context otherwise requires, include its successors as depositary with respect to the Global Certificates).

The Bonds represented by the Global Certificates may (in the circumstances set out therein) be registered in the name of, and the Global Certificates may be deposited with, such depositary other than DTC (or a nominee thereof) as the Issuer may from time to time designate, and shall bear such legend as may be appropriate.

(B) Exchange of interests in Restricted Global Certificate for interests in Regulation S Global Certificate: If the holder of a Bond represented by the Restricted Global Certificate deposited with DTC wishes at any time to exchange or to transfer such Bond to a person who wishes to have such Bond thereafter represented by the Regulation S Global Certificate, such holder may, subject to the rules and procedures of DTC, exchange or cause the exchange or transfer or cause the transfer of such

Bond for a Bond represented by the Regulation S Global Certificate. Upon receipt by the Registrar as custodian (or any other Transfer Agent which shall forward such instructions, orders or certificate to the Registrar) of (1) instructions given in accordance with DTC's procedures from a participant directing the Registrar to approve the credit of a Bond represented by the Restricted Global Certificate to be exchanged or transferred for a Bond thereafter to be represented by the Regulation S Global Certificate such instructions to contain information regarding the participant's account with DTC to be credited with such Bond and information regarding the participant's account with DTC to be debited with such Bond, (2) a written order given in accordance with DTC's procedures containing information regarding the participant's account with DTC and the Euroclear or Cedel account to be credited with such increase and (3) a duly completed certificate substantially in the form provided for in the form of transfer attached to the Restricted Global Certificate, the Registrar shall instruct DTC to reduce such Restricted Global Certificate by the aggregate principal amount of such Bond to be so exchanged or transferred and the Registrar, shall instruct DTC, concurrently with such reduction, to increase the principal amount of such Regulation S Global Certificate by the aggregate principal amount of such Bond to be so exchanged or transferred, and to approve the credit to the account of the person specified in such instructions of such Bond to be represented by such Regulation S Global Certificate.

(C) Exchange of interests in Regulation S Global Certificate for interests in Restricted Global Certificate: If the holder of a Bond represented by the Regulation S Global Certificate deposited with DTC wishes at any time to exchange such Bond for a Bond represented by the Restricted Global Certificate, or to transfer such Bond to a person who wishes to have such Bond thereafter represented by the Restricted Global Certificate, such holder may, subject to the rules and procedures of DTC, as the case may be, exchange or cause the exchange or transfer or cause the transfer of such Bond for a Bond represented by the Restricted Global Certificate. Upon receipt by the Registrar as custodian (or any Transfer Agent which shall forward such instructions or certificate to the Registrar) of instructions from DTC, as the case may be, directing the Registrar, to approve the credit of a Bond represented by the Regulation S Global Certificate to be exchanged or transferred for a Bond thereafter to be represented by the Restricted Global Certificate such instructions to contain information regarding the participant's account with DTC to be credited with such Bond and information regarding the participant's account with DTC to be debited with such Bond, the Registrar shall instruct DTC to reduce such Regulation S Global Certificate by the aggregate principal amount of the Bond represented by the Regulation S Global Certificate to be exchanged or transferred, and the Registrar shall instruct DTC, concurrently with such reduction, to increase the principal amount of such Restricted Global Certificate by the aggregate principal amount of the Bond represented by the Regulation S Global Certificate, as the case may be, to be so exchanged or transferred, and to approve the credit to the account of the person specified in such instructions of a Bond represented by the Restricted Global Certificate.

(D) No Other Transfers: Subject to sub-Clauses (B) and (C) above and sub-Clause (E) below, transfers of a Bond represented by a Global Certificate shall be limited to transfers of such Bonds represented by a Global Certificate in whole, but not in part, to nominees of DTC, to a successor of DTC, such successor's nominee, or such depositary other than DTC (or a nominee thereof) as the Issuer may designate.

(E) Exchange of Interests in Global Certificates for Individual Definitive Certificates:

(1) In the event that (i) DTC notifies the Issuer it is unwilling or unable to continue as depository with respect to the Global Certificates or (ii) ceases to be a "Clearing Agency" registered under the U.S. Securities Exchange Act of 1934, as amended, or if at any time it is no longer eligible to act as such, and the Issuer does not appoint a qualified successor within 90 days of receiving notice or becoming aware of such ineligibility on the part of DTC or (iii) the Trustee advises the Issuer in writing that any of the Bonds has become immediately due and payable in accordance with Condition 9 or (iv) a Bondholder is entitled under Condition 11 to proceed directly against the Issuer, the Issuer will cause sufficient individual definitive Certificates to be executed and delivered to the Registrar in sufficient quantities and authenticated [by the Registrar] for despatch to Bondholders in accordance with the Conditions, sub-Clause (E)(2) and Exhibit D hereto.

(2) A holder of Bonds represented by a Global Certificate will provide the Registrar with a written order containing instructions and such other information as the Issuer and the Registrar may require to complete, execute and deliver such individual definitive Certificates.

(3) Upon receipt of the documents referred to in sub-Clause (E)(2), the Registrar shall arrange for the execution and delivery to, or upon the order of, the person or persons named in such order of an individual definitive Certificate representing Bonds registered in the name or names requested by such person or persons and shall alter the entries in the Register in respect of the Global Certificates accordingly.

(4) Individual definitive Certificates issued in exchange for interests in the Global Certificates shall bear the Transfer Legend.

(F) Other Legends on Certificates: The Issuer shall, upon issue of any Certificate in definitive form, agree with the Trustee and the Depositary as to the form of legend (if any) other than the Transfer Legend to be endorsed on the face of such Certificate.

4. PAYMENT BY THE ISSUER

(A) Payment to the Principal Paying, Conversion and Transfer Agent: In order to provide for the payment of the principal and interest in respect of the Bonds as the same shall become due, the Issuer shall unconditionally pay or procure to be paid, in immediately available and freely convertible Dollars to the Principal Paying, Conversion and Transfer Agent at its designated bank account in New York City, (i) on maturity or early redemption of any Bonds, for value by 10.00 a.m. (New York time) one Business Day prior to the redemption date thereof (or, in the case of the Bonds becoming due and payable pursuant to Condition 9, forthwith upon being required by the Trustee so to make such repayment), an amount sufficient to pay the redemption price of all Bonds so to be redeemed (including accrued interest) and (ii) for value by 10.00 a.m. (New York time) one Business Day prior to each due date for the payment of interest on the Bonds, an amount sufficient to pay the interest then becoming due on the outstanding Bonds.

(B) Notification of payment: The Issuer shall not later than 10:00 a.m. (New York time) on the second Business Day prior to each due date for payment of principal and/or interest on the Bonds send to the Principal Paying, Conversion and Transfer Agent a copy of an irrevocable payment instruction (by tested telex or authenticated SWIFT) to the bank through which the Issuer is to make each payment pursuant to this Clause.

5. NOTIFICATION IN THE EVENT OF NON-PAYMENT

The Principal Paying, Conversion and Transfer Agent shall forthwith notify the Trustee, the other Agents and the Issuer if it has not, at least one Business Day before the due date for payment of principal and/or interest in respect of the Bonds or any of them, received unconditionally in the manner provided in Clause 4 the full amount in freely convertible Dollars of the moneys payable on such due date on or in respect of all such Bonds, as the case may be.

6. PAYMENT BY THE PRINCIPAL PAYING, CONVERSION AND TRANSFER AGENT

(A) Principal Paying, Conversion and Transfer Agent's duties: Subject to the payments set out in Clause 4 being duly made, the Principal Paying, Conversion and Transfer Agent shall act as paying bank for, and agent of, the Issuer (or, in a case where a notice given by the Trustee pursuant to sub-Clause 6(D) shall not have been withdrawn, the Trustee) in respect of the Bonds and shall pay or cause to be paid on behalf of the Issuer (or, in a case aforesaid, the Trustee) on and after each due date for payment the amounts of principal and/or interest due to be paid in respect of the Bonds in accordance with the Conditions. Without prejudice to the obligations of the Issuer to make payments in accordance with the provisions of Clause 4 if payment of the appropriate amount mentioned in such Clause shall be made by or on behalf of the Issuer later than the time, but otherwise in accordance with the provisions, mentioned therein, the Principal Paying, Conversion and Transfer Agent will act as paying bank for, and agent of, the Issuer (or, in a case aforesaid, the Trustee) in respect of the Bonds and make or cause to be made payments as mentioned in this Clause. Notwithstanding the foregoing provisions of this Clause, if for any reason the amounts received by the Principal Paying, Conversion and Transfer Agent pursuant to Clause 4 shall be insufficient to satisfy all claims for all principal and/or interest then due and payable in respect of the Bonds, it shall not (except in respect of payment under the provisions of Clause 8 of the Trust Deed, in which event the Principal Paying, Conversion and Transfer Agent will act in accordance with the directions of the Trustee) be bound to pay any such claim until either it has received the full amount of the moneys then due and payable in respect of the Bonds or other arrangements satisfactory to it have been made. If payment of any amount is made later than the due date for payment of such amount to the Bondholders, the Principal Paying, Conversion and Transfer Agent shall as soon as practicable after receipt thereof give notice to the Trustee that such payment has been made and, unless otherwise directed by the Trustee, make payment to the Bondholders in accordance with the Conditions. All payments to be made by the Principal Paying, Conversion and Transfer Agent hereunder shall be made without charging any commission or fee to the holders of Bonds.

(B) Surrender of Certificates to Agents: The Agents shall accept surrender of Certificates from Bondholders as a condition precedent to payment of principal in accordance with the Conditions. At close of business on the second business day (as defined in Condition 6) before the due date for payment in respect of Bonds, and, if Certificates are surrendered later than that, on any business day thereafter on which Certificates are surrendered, each Agent to whom Certificates have been surrendered will notify the Registrar and the Principal Paying, Conversion and Transfer Agent of the certificate numbers of Certificates surrendered to it at that time. Each Agent will cancel Certificates surrendered to it and forward the cancelled Certificates to the Principal Paying, Conversion and Transfer Agent for destruction.

(C) Fees and expenses of the Agents: The Principal Paying, Conversion and Transfer Agent will account to each of the other Agents for their fees and expenses in respect of the services performed by them under this Agreement promptly after receipt thereof from the Issuer, and the Issuer shall have no responsibility for any such payments.

(D) Agents of the Trustee: The Principal Paying, Conversion and Transfer Agent, the other Agents, the Replacement Agent, the Depositary and the Registrar shall, on demand by the Trustee by notice in writing given to them at any time after any condition, event or act shall have happened which constitutes or which, upon the giving of notice and/or the lapse of time and/or the issue of a certificate, would constitute an event upon the happening of which notice may be given to the Issuer under Condition 9 that the Bonds are due and repayable:-

(1) act thereafter as Principal Paying, Conversion and Transfer Agent, Agents, Replacement Agent, the Depositary and Registrar of the Trustee in relation to payments to be made by or on behalf of the Trustee in respect of the Bonds mutatis mutandis on the terms provided in this Agreement (save for necessary consequential amendments and that the Trustee's liability under any provisions hereof for indemnification shall be limited to the amounts for the time being held by the Trustee on the trusts of the Trust Deed) and thereafter hold all Certificates and all sums, documents and records held by them in respect of Bonds on behalf of the Trustee; and/or

(2) deliver up all Certificates and all sums, documents and records held by them in respect of Bonds to the Trustee or as the Trustee shall direct in such notice or subsequently, provided that this item (2) shall not apply to any documents or records which the relevant Agent, the Replacement Agent, the Depositary or the Registrar is obliged not to release by any law or regulation to which it is subject.

(E) Notices of change of the Trustee: The Issuer shall forthwith give notice to the Principal Paying, Conversion and Transfer Agent of any change in the person or persons comprising the Trustee.

7. CONVERSION

(A) Duties of Agents: Each Agent shall:

(1) accept the deposit on behalf of the Issuer of any Certificates in respect of Bonds to be converted, with a Conversion Notice (in duplicate) duly completed and signed; and

(2) require, as a further condition precedent to conversion, that the person who has deposited any Certificate for conversion of a Bond in respect of which it is issued pays all stamp, issue, registration or similar taxes and duties (if any) arising on conversion (other than any such stamp, issue, registration or similar taxes or duties payable in India on the exercise of Conversion Rights or the Trustee's rights under Condition 5(F) and the issue and allotment of Shares in respect thereof, which are payable by the Issuer).

(B) Certificates held by Agents: Upon the said conditions being fulfilled, the Certificate so deposited and the relevant Conversion Notice shall be deemed to be held by the Agent as the agent of the Issuer. The Agent shall cancel forthwith the Certificates representing the Bonds and (unless the Agent is also the Principal Paying, Conversion and Transfer Agent) dispatch such cancelled Certificates promptly to or to the order of the Principal Paying, Conversion and Transfer Agent or its designated agent, together with a certificate stating the certificate numbers of the Bonds in respect of which the relevant Certificates have been delivered.

(C) Notification to the Issuer, the Depositary and the Principal Paying, Conversion and Transfer Agent: Immediately upon receipt of the Conversion Notice by the relevant Agent and the fulfilment of the said conditions, such Agent shall:

(1) notify the Issuer and the Depositary (in the manner specified in Exhibit B hereto) by tested telex, cable or facsimile, and send by telex, cable or facsimile a copy of such tested telex, cable or facsimile (unless the Agent with which the Certificate is deposited is itself the Principal Paying, Conversion and Transfer Agent) to the Principal Paying, Conversion and Transfer Agent, of the information required by Exhibit B;

(2) despatch as soon as practicable and in any event within five days after satisfaction by the Bondholder of all conditions precedent to conversion:-

(a) to the Issuer, the Conversion Notice (in duplicate) and to the Principal Paying, Conversion and Transfer Agent a copy thereof; and

(b) to the relevant tax authorities, payment in respect of any taxes and duties payable in accordance with Condition 5(B)(ii) by the Bondholder on the exercise of his Conversion Right.

(D) Conversion: The Issuer shall as soon as practicable after receipt of the notice referred to in Clause 7(C)(1) apply for the listing of the relevant Shares on the Calcutta and Bombay Stock Exchanges and it, or its agent, shall apply to the Reserve Bank of India on behalf of a non-resident holder of Shares issued on conversion for permission under S19(5) of the Foreign Exchange Regulation Act, 1973 for the transfer or sale of the Shares in favour of domestic investors through an Indian Stock Exchange, and the Principal Paying, Conversion and Transfer Agent will as soon as practicable request that the Depositary enter the relevant Bondholder or his designee on the register kept for the purpose in respect o the number of GDRs to be issued upon such conversion (disregarding any adjustment of the Conversion Price prior to the time such adjustment shall have become effective). Any GDRs to be issued upon conversion of an interest in a Regulation S Global Certificate or a definitive Certificate issued in respect of such an interest, will be represented by the Regulation S Master GDR (as defined in the Deposit Agreement) and any GDR to be issued upon conversion of an interest in the Restricted Master GDR or a definitive Certificate issued in respect of such an interest, will be represented by the Restricted Master GDR (as defined in the Deposit Agreement). The Depository will, as soon as practicable, and in any event within 28 days after the Conversion Date, either (i) notify the holder of the relevant Master GDR or (ii) if the GDRs are not represented by the Master GDRs, despatch or cause to be despatched to the order of the person named for that purpose in the relevant Conversion Notice, and at the place and in the manner specified in the relevant Conversion Notice (the expense and risk of delivery at any such place being that of the converting Bondholder), such certificate or certificates for the relevant GDRs as set out in the Deposit Agreement, together with any other securities, property or cash (including, without limitation, cash payable pursuant to Condition 5(A)(ii)) required to be delivered on conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof. The Depository will not be required to accept for registration or transfer any GDRs, except upon compliance with the provisions of the Conversion Notice.

(E) Additional Shares: If the Conversion Date in relation to any Bond shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect as described in Clause 7 of the Trust Deed and the relevant Conversion Date falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the Company will use its best endeavours to procure that the provisions of Condition 5(B)(iii) shall be applied, mutatis mutandis in respect of such additional Shares ("Additional Shares") as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Bond if the relevant retroactive adjustment had been given effect as at the said Conversion Date over the number of Shares previously issued pursuant to such conversion and in such event and in respect of such Additional Shares references to the Conversion Date shall be deemed to refer to the date upon which such retroactive adjustment becomes effective (disregarding the fact that it becomes effective retroactively). The Depositary shall issue the corresponding number of GDRs accordingly.

(F) Notification to the Agents:

(i) The Depositary will forthwith notify by tested telex, cable or facsimile the Agent which has sent the relevant Conversion Notice (with a copy to the Principal Paying, Conversion and Transfer Agent and the Registrar) of the registration on the GDR register of the holder of GDRs arising on the conversion of the Bonds and, where appropriate, (in the manner specified in Exhibit C hereto) delivery, despatch or payment in accordance with such

Conversion Notice of the certificate or certificates for the relevant GDRs and/or cash required to be delivered and/or paid upon conversion.

(ii) Promptly upon receipt of the copy of a notification referred to in (i) above that registration on the GDR register has been effected and, where appropriate, the relevant certificate or certificates have been delivered or cash paid upon conversion (but not before) the Registrar shall remove the name of the relevant Bondholder from the register of Bondholders.

(G) Issuer to provide Conversion Notice: Promptly upon request from time to time, the Issuer will provide the Agents with copies of the form of Conversion Notice and the Issuer shall, whenever the Conversion Price is adjusted pursuant to Condition 5(C), as soon as practicable notify each of the Trustee and the Agents of particulars of the event giving rise to the adjustment, the Conversion Price after such adjustment, the date on which such adjustment takes effect and such other particulars and information as the Trustee may reasonably require. If requested by any Bondholder, the Agents shall make available to the Bondholders Conversion Notices in the current form.

(H) Notification by the Issuer: The Issuer shall promptly upon becoming aware of the same give notice to the Trustee, the Depositary and the Agents of any dates upon which the Issuer's register of shareholders is to be closed. Such notice shall give particulars of the reason for such closure and the expected date when the register will be re-opened. Each Agent shall ensure that any Conversion Notice from time to time obtainable from its specified office shall be annotated to reflect any notice duly received from the Issuer pursuant to this sub-Clause 7(H) of the dates upon which the Issuer's register of shareholders is to be closed.

(I) Identification Codes: Each Conversion Notice deposited with an Agent and each telex or cable sent and letter delivered in respect of a Notice pursuant to the foregoing provisions of this Clause by any Agent shall indicate the identification code designated below for that Agent, and shall bear the lowest number previously unused by that Agent in the sequence of whole numerals starting from one and continuing in uninterrupted sequence upwards, for identification. All confirmatory or subsequent communications (regardless of the identity of the sender or the recipient thereof) with regard to the conversion, receipt, delivery and/or payment of GDRs and/or any other securities, property and cash relating to such Conversion Notice shall bear the same identifying serial number as well as the identification code of the relevant Agent.

The identification codes of the Agents shall be as follows:-

Bankers Trust Company, New York	BTNY
Bankers Trust Luxembourg S.A.	BTLUX

Thus, by way of example, the reference to be used for the fifth Conversion Notice deposited with Bankers Trust Company, New York and for each telex and letter relating thereto would be BTNY/Nippon Denro Ispat Limited Convertible Bonds 2001/005.

8. EARLY REDEMPTION

(A) Notice of Redemption: If the Issuer intends to redeem all or any of the Bonds under Condition 7(B) or (C) it shall, at least 15 days before the latest date for the publication of the notice of redemption required to be given to Bondholders, give notice in writing of its intention to the Principal Paying, Conversion and Transfer Agent and the Trustee stating the date on which such Bonds are to be redeemed and the principal amount of Bonds to be redeemed.

(B) Drawings: If some only of the Bonds are to be redeemed on such date the Principal Paying, Conversion and Transfer Agent shall make any drawing which is required in accordance with Condition 7(D).

(C) Redemption Notice: The Principal Paying, Conversion and Transfer Agent shall at the request and expense of the Issuer publish the notice required in connection with such redemption. Such notice shall specify the matters referred to in Condition 7(G) together with the date fixed for redemption, the redemption price, the manner in which redemption will be effected and, in the case of a partial redemption, the certificate numbers of the Bonds drawn for redemption and the certificate numbers of the Certificates issued in respect of those Bonds.

9. CANCELLATION OF BONDS

(A) Cancellation by Agents: All Bonds which are redeemed or converted shall be cancelled by the removal of the relevant Bondholder's name from the register by the Registrar and cancellation of the corresponding Certificates (or appropriate amendment of the relevant Global Certificate, as the case may be) by the Agent to which they were surrendered or with which they were deposited.

(B) Cancelled Certificates to be sent to the Principal Paying, Conversion and Transfer Agent: Each Agent shall (unless it is itself the Principal Paying, Conversion and Transfer Agent) give all relevant details for the purposes of sub-Clause 9(C) to, and shall forward Certificates cancelled by it promptly to, the Principal Paying, Conversion and Transfer Agent or its designated agent.

(C) Certification of Payment Details: Subject to the Principal Paying, Conversion and Transfer Agent's receipt of the information described in sub-Clause 9(B), the Principal Paying, Conversion and Transfer Agent shall as soon as reasonably possible, and in any event within three months after the end of the calendar quarter during which any such redemption, conversion or payment (as the case may be) takes place, furnish the Issuer and the Trustee with a certificate stating (1) the aggregate amounts paid in respect of Bonds redeemed and cancelled, (2) the aggregate principal amount of Bonds converted and cancelled and (3) the certificate numbers of such Bonds.

(D) Cancelled Certificates to be sent to the Issuer: Unless otherwise instructed by the Issuer in writing, the Principal Paying, Conversion and Transfer Agent or its designated agent shall destroy the cancelled Certificates in its possession or held to its order and furnish to the Issuer a certificate of such destruction.

(E) Records: Subject to receipt by the Principal Paying, Conversion and Transfer Agent of the relevant information, the Principal Paying, Conversion and Transfer

Agent shall keep a full and complete record of all Bonds and of their redemption, conversion, payment, cancellation, despatch to the Issuer and replacement and shall make such record available at all reasonable times to the Issuer, the Trustee, the Registrar, the Depositary and the other Agents. Notwithstanding the foregoing, the Principal Paying, Conversion and Transfer Agent shall not be required to keep a record of the register of Bonds.

(F) Certificate numbers: The Registrar shall notify the Principal Paying, Conversion and Transfer Agent of the certificate numbers of the Bonds which are issued and the same shall form the basis of the record to be kept by the Principal Paying, Conversion and Transfer Agent.

10. ISSUE OF REPLACEMENT CERTIFICATES

(A) Stocks of Certificates: The Issuer will cause a sufficient quantity of additional blank Certificates (other than Global Certificates) to be available, upon request, to the Replacement Agent at its specified office for the purpose of delivering replacement Certificates as provided below. The Issuer will promptly notify the Trustee, the Principal Paying, Conversion and Transfer Agent and the Replacement Agent if the authorized officer of the Issuer whose facsimile signature appears on such stocks of replacement Certificates ceases to be so authorized. In such circumstances the Issuer will promptly, properly and validly appoint a replacement authorised officer and upon the request of the Principal Paying, Conversion and Transfer Agent or the Trustee promptly deliver to its order such number of replacement Certificates as it may reasonably request, duly signed manually or in facsimile by such replacement authorised officer. Upon receipt of such replacement Certificates the Replacement Agent or their agents will be deemed to have been authorised by the Issuer, unless otherwise instructed in writing by the Issuer, to destroy any previous replacement Certificates and will notify the Issuer of such destruction. The Principal Paying, Conversion and Transfer Agent shall retain any certificates deposited with it by the Issuer for use as replacement certificates and shall hold them in safe custody.

(B) Replacement: The Replacement Agent will, subject to and in accordance with Condition 13 and the following provisions of this Clause, deliver or cause to be delivered any replacement Certificates which the Issuer may determine to issue or deliver in place of Certificates which have been mutilated, defaced, lost, stolen or destroyed.

(C) Conditions of Replacement: The Replacement Agent will verify with the Registrar, in the case of an allegedly lost, stolen or destroyed Certificate in respect of which the certificate number is known or believed to be known, that the Bond in respect of which such Certificate is issued has not been redeemed or converted and cancelled and the Replacement Agent shall not deliver or cause to be delivered any replacement Certificate unless and until the applicant therefor shall have:-

(i) paid such costs as may be incurred in connection therewith;

(ii) furnished the Replacement Agent with such evidence (including evidence as to the Certificate number in question if known) and indemnity as the Issuer may reasonably require; and

(iii) surrendered to the Replacement Agent any mutilated or defaced Certificate to be replaced.

(D) Cancellation of replaced Certificates: The Replacement Agent shall cancel any mutilated or defaced Certificates replaced by it pursuant to this Clause and shall furnish the Issuer, the Trustee and the Principal Paying, Conversion and Transfer Agent with a certificate stating the certificate numbers of the Certificates so cancelled and, unless otherwise instructed by the Issuer, shall destroy such cancelled Certificates and furnish the Issuer, the Trustee and the Principal Paying, Conversion and Transfer Agent with a certificate confirming such destruction and containing the information specified in Clause 9(C).

(E) Notification: The Replacement Agent shall, on delivering any replacement Certificate, promptly inform the Issuer and each of the other Agents and the Registrar, of the certificate number of such replacement Certificate and (if known) of the certificate number of the Certificate in place of which such replacement Certificate has been delivered.

(F) Records: The Replacement Agent shall keep a full and complete record of all replacement Certificates delivered and shall make such record available at all reasonable times to the Issuer, the Trustee, the Registrar and the Principal Paying, Conversion and Transfer Agent.

(G) Notice of presentation of replaced Certificate: Whenever any Certificates alleged to have been lost, stolen or destroyed in replacement for which a new Certificate has been issued shall be surrendered or delivered to an Agent prior to payment or for conversion, the Agent shall immediately send notice thereof to the Issuer, the Registrar and the Replacement Agent.

11. DUTIES OF THE AGENTS IN RESPECT OF TRANSFERS:

If and to the extent specified by the Conditions and in accordance therewith and the terms of this Agreement or if otherwise requested by the Issuer, each Agent will:-

(A) receive requests for the transfer of Bonds inform the Registrar, forward the deposited Certificate(s) to the Registrar and assist in the issue of a new Certificate in accordance with the Regulations referred to in Clause 14 and in particular promptly notify the Registrar of (1) the name and address of the holder of the Bond, (2) the number of the relevant Certificate, (3) (where not all Bonds in respect of which a Certificate was issued are to be transferred) the number of Bonds transferred, and (4) the name, address and account for payments (if any) of the transferee to be entered on the Register;

(B) provided that it has not received any notice from the Principal Paying, Conversion and Transfer Agent under Clause 5, accept surrender of Certificates as a condition precedent to repayment;

(C) keep the Registrar informed of all transfers; and

(D) carry out such other acts as may be necessary to give effect to the Conditions.

12. DUTIES OF THE REGISTRAR

(A) The Register: The Registrar shall maintain a register (the "Register") in New York City (or another city outside the United Kingdom approved by the Trustee) in accordance with the Conditions and the Regulations referred to in Clause 14. The Register shall show the amount of the Bonds and the date of issue and all subsequent transfers and changes of ownership in respect thereof and the names and addresses of the holders of the Bonds. The Registrar shall at all reasonable times during office hours make the Register available to the Issuer, the Trustee the other Agents or any person authorised by any of them for inspection and for the taking of copies thereof or extracts therefrom and the Registrar shall deliver to such persons all such lists of holders of Bonds, their addresses, registered accounts, holdings and other details as they may request. The Register will include a record of the identifying number allocated to each Bond and the identifying number allocated to each Certificate which is issued. Each Certificate will carry the identifying number of the Bond or Bonds in respect of which it is issued, as well as its own identifying certificate number.

(B) Transfers: The Registrar will receive requests for the transfer of Bonds and will also receive Certificates deposited with the Agents for transfer, effect the necessary entries, authenticate and issue new Certificates in accordance with the Regulations referred to in Clause 14 and deliver the new Certificate(s) to the relevant Agent.

(C) Payment: Provided that it has not received any notice from the Principal Paying, Conversion and Transfer Agent under Clause 5, the Registrar will accept surrender and effect repayment of Bonds on their due date for repayment.

(D) Miscellaneous: The Registrar will carry out such other acts as may be necessary to give effect to the Conditions and the other provisions of this Agreement and the Trust Deed.

13. DOCUMENTS AND CERTIFICATES FOR THE REGISTRAR AND THE AGENTS

(A) Supply of Certificates: From time to time after such time (if ever) as Bonds may be transferred into a name other than that of the holders of the Global Certificates, the Issuer will deliver to the Registrar and the Agents in reasonably sufficient time for the performance of their duties hereunder:-

(1) a supply of blank Certificates sufficient to meet the Agents' and the Registrar's anticipated requirements for Certificates upon effecting the transfers required by the holders of the Global Certificates; and

(2) from time to time, so long as any Bond is outstanding, sufficient additional blank Certificates as may be required for the performance of the Agents' and the Registrar's duties.

(B) Safekeeping of Certificates: The Agents and the Registrar shall maintain in safe custody all Certificates and blank Certificates delivered to and held by them and shall ensure that Certificates are issued only in accordance with the Conditions (including the provisions of the Global Certificates) and the provisions of this Agreement.

(C) Information: Within seven days of any request therefor by the Issuer or the Principal Paying, Conversion and Transfer Agent, so long as any of the Bonds is outstanding, the Agents and the Registrar shall certify to the Issuer and the Principal Paying, Conversion and Transfer Agent the number of blank Certificates held by them hereunder.

14. INFORMATION AND REGULATIONS CONCERNING THE BONDS

(A) Provision of information: The Agents and the Registrar will give to the Principal Paying, Conversion and Transfer Agent and, as appropriate, the Registrar and the Agents such further information with regard to their activities hereunder as may reasonably be required by them for the proper carrying out of their respective duties.

(B) Regulations: The Issuer may, subject to the Conditions, from time to time with the approval of the Agents, the Registrar and the Trustee promulgate Regulations concerning the carrying out of transfers and the forms and evidence to be provided. All such transfers will be made subject to the Regulations. The initial Regulations are set out in Exhibit D.

15. REMUNERATION

(A) Fees: The Issuer will, in respect of the services to be performed by the Agents, the Replacement Agent and the Registrar under this Agreement, pay to the Principal Paying, Conversion and Transfer Agent the commissions, fees and expenses as separately agreed with the Principal Paying, Conversion and Transfer Agent and the Issuer need not concern itself with the apportionment of such moneys as between the Agents, the Replacement Agent and the Registrar.

(B) Costs: The Issuer will pay to the Principal Paying, Conversion and Transfer Agent all out-of-pocket expenses (including, without limitation, advertising, cable, postage and insurance expenses and the fees and expenses of legal advisers) incurred by any Agent, the Replacement Agent or the Registrar in connection with its services performed under this Agreement promptly upon receipt from the Principal Paying, Conversion and Transfer Agent of notification of the amount of such expenses together with the relevant invoices and/or receipts.

(C) Distribution to Agents: The Principal Paying, Conversion and Transfer Agent will be responsible for distributing the remuneration of the Agents, the Replacement Agent and the Registrar and their relevant costs and expenses promptly upon receipt of the moneys therefor from the Issuer.

(D) Stamp duties: The Issuer will pay or reimburse all stamp, transaction and other taxes, fees or duties, if any, to which this Agreement may be subject.

16. FUNDS HELD BY PRINCIPAL PAYING, CONVERSION AND TRANSFER AGENT

(A) Repayment: Any sums paid by, or by arrangement with, the Issuer to the Principal Paying, Conversion and Transfer Agent pursuant to the terms of this Agreement shall not be required to be repaid to the Issuer unless and until the Bonds in respect of which such sums were paid shall have become prescribed under Condition 10, but in such event the Principal Paying, Conversion and Transfer Agent shall (provided that all other amounts due under this Agreement shall have been duly paid), save as mentioned below, forthwith repay to the Issuer sums equivalent to the amounts which would otherwise have been payable on the relevant Bonds. The Principal Paying, Conversion and Transfer Agent shall not otherwise be required or entitled to repay any sums received by it under this Agreement.

(B) Use of moneys: The Principal Paying, Conversion and Transfer Agent shall be entitled to deal with moneys paid to it by the Issuer for the purposes of this Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to the Issuer or any other person for any interest thereon. No Agent shall exercise any right of set-off or lien or similar claim over moneys paid to it or by it under the terms of this Agreement.

17. MISCELLANEOUS

(A) Publication of notices: On behalf and at the request and expense of the Issuer, the Principal Paying, Conversion and Transfer Agent will promptly cause to be published any notices required to be given by the Issuer or the Trustee in accordance with the Trust Deed or any of the Conditions.

(B) Notices to the Trustee: Upon each occasion that the Issuer gives to the Trustee any notice in connection with the Bonds, the Issuer shall at the same time give a similar notice to the Principal Paying, Conversion and Transfer Agent.

(C) Voting: Each of the Agents shall keep a full and complete record of forms of proxy issued by it under Schedule 3 to the Trust Deed.

(D) No implied duties: The Agents, the Replacement Agent, the Registrar and the Depositary shall be obliged to perform such duties, and only such duties, as are herein and in the Conditions specifically set forth, and no implied duties or obligations shall be read into this Agreement or the Conditions against any of them.

(E) No agency or trust: In acting hereunder and in connection with the Bonds, the Agents, the Replacement Agent, the Registrar and the Depositary shall act solely as agents of the Issuer (or, where a notice given by the Trustee pursuant to Clause 6(D) shall not have been withdrawn, the Trustee) and will not thereby assume any obligations towards, or relationship of agency or trust for, any of the Bondholders.

(F) Taking of advice: Any of the Agents, the Replacement Agent, the Registrar or the Depositary may consult with legal or other professional advisers satisfactory to it, and the opinion of such advisers shall be full and complete protection in respect of any action taken, omitted or suffered hereunder in good faith and in accordance with the opinion of such advisers.

(G) Liability: The Agents, the Replacement Agent, the Registrar and the Depositary shall be protected and shall incur no liability for or in respect of any action taken, omitted or suffered in reliance upon any instruction, request or order from the Issuer or the Trustee, or any Bond, Certificate, form of transfer, conversion notice, resolution, direction, consent, certificate, affidavit, statement, telex, facsimile transmission or other paper or document reasonably believed by it to be genuine and to have been delivered, signed or sent by the proper party or parties.

(H) Indemnity by the Issuer: The Issuer will indemnify each of the Agents, the Replacement Agent, the Registrar and the Depositary against any losses, liabilities, costs, claims, actions and demands which it may incur or which may be made against it as a result of or in connection with its appointment or the exercise or non-exercise by it of its powers, discretions and duties, except such as may result from its own wilful misconduct, wilful default, negligence or bad faith or that of its directors, officers, employees or agents.

(I) Liability for negligence etc: Each of the Agents, the Replacement Agent, the Registrar and the Depositary shall indemnify the Issuer against any losses, liabilities, costs, claims, actions and demands which the Issuer may incur or which may be made against the Issuer in connection with this Agreement as a result of or in connection with the wilful misconduct, negligence or bad faith of such Agent, or, as the case may be, the Replacement Agent, the Registrar or the Depositary or its directors, officers, employees or agents.

(J) Entitlement to treat registered holder as owner: Except as may be ordered by a court of competent jurisdiction or as may be required by law, each of the Agents, the Replacement Agent, the Depositary and the Registrar shall (notwithstanding any notice to the contrary and whether or not the relevant Bond is overdue and notwithstanding any notice of ownership, trust or any interest in it, or writing on, or the loss or theft of, the Certificate issued in respect of it) be entitled to treat the registered holder of any Bond as the absolute owner thereof.

(K) Copies of documents: So long as any of the Bonds remains outstanding, the Issuer shall provide the Agents with a sufficient number of copies of the Trust Deed and of each of the documents which are sent to the Trustee pursuant to Clause 9(D) or (E) of the Trust Deed or which are required to be made available by stock exchange regulations or stated in the offering circular relating to the Bonds, to be available and, subject to being provided with such copies, each of the Agents will procure that such copies shall be available at its specified office for examination by Bondholders and that copies thereof will be furnished to Bondholders upon request.

(L) Acquisition of Bonds: Any Agent, the Replacement Agent, the Registrar or the Depositary and their respective officers, directors and employees, may become the owner of, or acquire any interest in, any Bonds with the same rights that it or they would have if it were not appointed hereunder, and may engage or be interested in any financial or other transaction with the Issuer and may act on, or as depositary, trustee or agent for, any committee or body of holders of Bonds or other obligations of the Issuer as freely as if it were not appointed hereunder. In no event whatsoever shall any Agent, the Replacement Agent, the Registrar or, as the case may be, the Depositary be liable to account to the Issuer or any Bondholder or any other person for any profit made or fees or commissions received in connection therewith.

(M) Merger: Any corporation into which the Principal Paying, Conversion and Transfer Agent, the Replacement Agent, the Registrar or the Depositary may be merged or converted or any corporation with which the Principal Paying, Conversion and Transfer Agent, the Replacement Agent, the Registrar or the Depositary may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Principal Paying, Conversion and Transfer Agent, the Replacement Agent, the Registrar or the Depositary shall be a party shall, to the extent permitted by applicable law, be the successor Principal Paying, Conversion and Transfer Agent, Replacement Agent, Registrar or Depositary under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto. Notice of any such merger, conversion or consolidation shall forthwith be given to the Issuer, the Trustee and the Bondholders.

18. CHANGES IN AGENTS

(A) Appointment and termination of appointment: The Issuer may appoint further or other Agents. The Issuer may also terminate the appointment of any Agent or of the Replacement Agent or the Registrar at any time subject to the prior written approval of the Trustee. Such termination shall be effective by giving:-

(i) to the Trustee; and

(ii) in the case of any Agent other than the Principal Paying, Conversion and Transfer Agent or the Registrar to the Principal Paying, Conversion and Transfer Agent; and

(iii) to the Agent whose appointment is to be terminated;

at least 90 days' written notice to that effect specifying the date of termination. However, no such notice relating to the termination of the appointment of the Principal Paying, Conversion and Transfer Agent, the Replacement Agent or the Registrar shall take effect until a new Principal Paying, Conversion and Transfer Agent, Replacement Agent or, as the case may be, Registrar approved in writing by the Trustee has been appointed on terms approved in writing by the Trustee. The Issuer shall procure that there is at all times (a) a Principal Paying, Conversion and Transfer Agent, (b) a Registrar maintaining a register of Bonds in such city outside the United Kingdom as the Trustee may approve and (c) an Agent and a Replacement Agent (which may be the same entity) in a major financial centre in Europe, which, so long as the Bonds are listed on the Luxembourg Stock Exchange shall be Luxembourg. The termination of the appointment of any Agent, the Replacement Agent or the Registrar shall not take effect (1) until notice thereof shall have been given to the Bondholders in accordance with Condition 14 and (2) in the case of any Agent, within the period commencing 45 days immediately preceding any due date for a payment in respect of the Bonds and ending 15 days after such date. The appointment and termination of appointment of the Depositary shall be in accordance with the provisions of the Deposit Agreement.

(B) Resignation: Any Agent, the Replacement Agent or the Registrar may resign its appointment hereunder at any time by giving to the person(s) referred to in sub-Clause (A)(i) and (ii) and the Issuer at least 90 days' written notice to that effect, provided that (i) in the case of the resignation of the Principal Paying, Conversion and

Transfer Agent, the Registrar or the Replacement Agent no such resignation shall take effect until a new Principal Paying, Conversion and Transfer Agent, Replacement Agent or Registrar approved in writing by the Trustee has been appointed on terms approved in writing by the Trustee, (ii) no such resignation shall take effect unless upon the expiry of the notice period there shall be (a) a Principal Paying, Conversion and Transfer Agent, (b) a Registrar maintaining a register of Bonds in such city outside the United Kingdom as the Trustee may approve and (c) an Agent and a Replacement Agent (which may be the same entity) in a major financial centre in Europe, which, so long as the Bonds are listed on the Luxembourg Stock Exchange shall be Luxembourg, (iii) no such resignation shall take effect until notice thereof shall have been given to the Bondholders in accordance with Condition 14 and (iv) in the case of the resignation of an Agent, no such notice shall be given so as to expire within a period commencing 45 days immediately preceding any due date for a payment in respect of the Bonds and ending 15 days after such date. The resignation of the Depositary shall be in accordance with the terms of the Deposit Agreement.

(C) Delivery of records by Principal Paying, Conversion and Transfer Agent on termination: If the appointment of the Principal Paying, Conversion and Transfer Agent hereunder is terminated or the Principal Paying, Conversion and Transfer Agent resigns its appointment hereunder, the Principal Paying, Conversion and Transfer Agent shall, on the date on which such termination or resignation takes effect, pay to the successor Principal Paying, Conversion and Transfer Agent the amounts held by it in respect of Bonds which have not been presented for payment and any other amounts held by it in respect of the Bonds and shall deliver to the successor Principal Paying, Conversion and Transfer Agent Bonds surrendered to it but not yet destroyed, all records concerning Bonds (including Bonds converted) maintained by the Principal Paying, Conversion and Transfer Agent pursuant to this Agreement and copies of all Conversion Notices, but shall have no other duties or responsibilities hereunder.

(D) Delivery of records by Depositary on termination: If the appointment of the Depositary is terminated or the Depositary resigns its appointment under the terms of the Deposit Agreement, the Depositary shall, on the date on which such termination or resignation takes effect, deliver to the successor Depositary all certificates for Shares and any other securities, property or cash and any such assignments and other documents as are referred to in Clauses 7(D) and (E) for the time being held by it hereunder and all records (or copies of records) relating to the performance of its duties hereunder.

(E) Delivery of Records by Registrar on termination: If the appointment of the Registrar is terminated or the Registrar resigns its appointment hereunder, the Registrar shall, on the date on which such termination or resignation takes effect, deliver to the successor Registrar, the Register, all Certificates and blank Certificates held by it and all other records maintained by it pursuant to this Agreement. The Registrar shall thereafter have no other duties or responsibilities hereunder.

(F) Delivery of Records by Agents on termination: If the appointment of any Agent or the Replacement Agent is terminated or any Agent or the Replacement Agent resigns its appointment hereunder, such Agent or the Replacement Agent shall, on the date on which such termination or resignation takes effect, deliver to any successor Agent or Replacement Agent or, if none, the Principal Paying, Conversion and Transfer Agent any records maintained by it pursuant to this Agreement. Any Agent, or as the case may be, the Replacement Agent shall thereafter have no other duties or responsibilities hereunder.

(G) Change of office: If any Agent, the Replacement Agent, the Registrar or the Depositary shall change its specified office, it shall give to the Issuer, the Principal Paying, Conversion and Transfer Agent and the Trustee not less than 30 days' prior written notice to that effect giving the address of the new specified office. As soon as practicable thereafter, the Principal Paying, Conversion and Transfer Agent shall give to the Bondholders, on behalf of and at the expense of the Issuer, notice of such change and the address of the new specified office in accordance with Condition 14.

19. NOTICES

Any communication shall be by letter sent by registered post or courier or by telex or facsimile transmission or (other than to the Trustee) by telephone (and any communication not by letter shall be confirmed by letter):-

to the Issuer: Nippon Denro Ispat Limited
71 Park Street
Park Plaza
Calcutta 700 016

Attention:	Vivek Sett
Telex no:	011 85404 JAYU IN
Fax no:	91 33 293050

to the Trustee: Bankers Trustee Company Limited
1 Appold Street
London EC2A 2HE

Attention:	Managing Director
Telex no:	883341
Fax no:	071-982-2271

and, in the case of the Registrar, any of the Agents or the Depositary, to it care of:-

Bankers Trust Company
4 Albany Street
New York
N.Y. 10006

Attention:	GDR Administration
Telex no:	420066
Fax No.:	(201) 860 7619

Any notice or demand sent by post as provided in this Clause shall be deemed (unless any relevant part of the postal service is affected by industrial action) to have been given, made or served three days (in the case of inland post) or seven days (in the case of overseas post) after despatch and any notice sent by telex or fax as provided in this

Clause shall be deemed to have been given, made or served 24 hours after despatch and receipt of Answerback or confirmation of error-free transmission. Subject thereto, neither the non-receipt of, nor the time of receiving, any such confirmation of a notice given by telex or fax as is referred to above shall invalidate or affect such notice or the time at which it is deemed as provided above to have been given.

Any of the parties named above may change its address for the purpose of this Clause by giving notice of such change to the other parties to this Agreement.

20. GOVERNING LAW AND JURISDICTION

(A) Governing Law: This Agreement shall be governed by and construed in accordance with English law.

(B) Jurisdiction: The courts of England and the courts of the Republic of India are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legislation or proceedings arising out of or in connection with this Agreement ("Proceedings") may be brought in such courts. The Issuer hereby irrevocably submits for all purposes for or in connection with this Agreement to the exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is for the benefit of the Trustee, the Principal Paying, Conversion and Transfer Agent, the Registrar, the Depositary and each of the other Agents and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(C) Service of Process: The Issuer hereby irrevocably appoints Hackwood Secretaries Limited of Barrington House, 59-67 Gresham Street, London EC2V 7JA (or such other person or persons with an address in England as may be approved by the Trustee from time to time) as its agent or agents to accept service of process on its behalf in any action based on this Agreement which may be instituted in England. The Issuer will procure that, so long as any of the Bonds is outstanding, there shall be in force an appointment of such a person with an office in England with authority to accept service as, aforesaid on behalf of the Issuer and, failing such appointment within 15 days after demand by or on behalf of the Trustee, the Trustee shall be entitled by notice to the Issuer to appoint such person. Nothing herein shall affect the right to serve process in any other manner permitted by applicable law.

EXHIBIT A

NIPPON DENRO ISPAT LIMITED
US$125,000,000
3 per cent. Convertible Bonds 2001
Convertible into Global Depositary Receipts

CONVERSION NOTICE

(Please read the notes overleaf before completing this Notice.)

Name: .... Date: ....

Address: ....

Signature: ....

To: Nippon Denro Ispat Limited (the "Issuer")

I/We, being the holders of the Bonds specified below, hereby elect to convert such Bonds into global depositary receipts representing equity shares of the Issuer ("GDRs") in accordance with Condition 5 of the terms and conditions of the Bonds.

1. Total principal amount, number and identifying numbers of Bonds to be converted:-

Total principal amount: ....

Total number of Bonds: ....

Identifying numbers of Bonds (if relevant)*: ....

CUSIP/CINS No: ....

Certificate numbers of Certificates deposited in respect of Bonds to be converted (if relevant)*: ....

N.B. If necessary, the identifying numbers of Bonds can be attached separately.

* Not required for Certificates representing Bonds held under the Global Certificate.

2. Name and address of the person in whose name the GDRs required to be delivered on conversion are to be registered:-

Name: ....

Address:...

3. I/We hereby request that the certificates for the GDRs (together with any other securities, property or cash required to be delivered upon conversion be despatched (at my/our risk and expense) to the person whose name and address is given below and in the manner specified below:-

Name: ....

Address: ....

Manner of despatch: ....

4. The Certificates in respect of the Bonds converted hereby accompany this Conversion Notice.

5. The Issuer has notified the Agents that the Issuer's register of shareholders will be closed on the following dates:*

....

....

* To be completed by the Agent, if applicable

N.B.

(i) This Conversion Notice will be void unless the introductory details, Sections 1, 2 and 3 are completed.

(ii) Your attention is drawn to Condition 5(B)(i) and (ii) of the Bonds with respect to the conditions precedent which must be fulfilled before the Bonds specified above will be treated as effectively eligible for conversion.

(iii) Despatch of bond certificates or certificates in respect of GDRs or other securities or property will be made at the risk and expense of the converting Bondholder and the converting Bondholder will be required to prepay the expenses of, and submit any necessary documents required in order to effect, despatch in the manner specified.

(iv) If a retroactive adjustment contemplated by the terms and conditions of the Bonds is required in respect of a conversion of Bonds, certificates for the additional GDRs deliverable pursuant to such retroactive adjustment (together with any other securities, property or cash) will be delivered or despatched in the same manner as the GDRs, other securities, property and cash previously issued pursuant to the relevant Conversion Notice.

(v) The signatures (of the persons) requesting the conversion shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Agent shall require.

For Agent's use only:-

1. (A) Bond conversion identification reference: [ ]/Nippon Denro Ispat Limited Convertible Bonds 2001/ ....

   (B) Conversion Date: ....

2. (A) Aggregate principal amount of Bonds in respect of which Certificates have been deposited for conversion:

   ....

(B) Conversion Price on Conversion Date: ....

(C) Number of GDRs issuable: (A) = ...
(disregard fractions) (B)

3. (If applicable) amount of cash payment due to converting Bondholder under Condition 5(A)(ii) in respect of fractions of GDRs: ....

N.B. The Agent must complete items 1, 2 and (if applicable) 3.

EXHIBIT B

Form of notification to be sent by tested telex, cable or facsimile transmission by an Agent to the Issuer and the Depositary and by telex, cable or facsimile transmission to the Principal Paying, Conversion and Transfer Agent - see Clause 7(C).

NIPPON DENRO ISPAT LIMITED
US$125,000,000
3 per cent. Convertible Bonds 2001
Convertible into Global Depositary Receipts

To: Nippon Denro Ispat Limited (attention: Secretary)

To: Depositary (attention: GDR Administration)

To: [Principal Paying, Conversion and Transfer Agent] (attention: [ ])

Bond conversion identification reference: ..../Nippon Denro Ispat Limited Convertible Bonds 2001/............

(A)
(B)
(C)
(D)
(E)
(F)
(G)
(H)
(I)

Regards

[Agent]

Explanation

Against the letters (A) to (G) inclusive will be inserted the following information with respect to the relevant Conversion Notice:-

(A) = name and address of converting Bondholder;

(B) = total number of Bonds in respect of which a Certificate has been deposited by the same Bondholder;

(C) = certificate numbers of Bond(s);

(D) = number of GDRs (excluding fractions) issuable to such Bondholder;

(E) = name and address of the person in whose name the GDRs issuable upon conversion are to be registered;

(F) = (if applicable) amount of cash payment due to converting Bondholder in respect of fractions of GDRs and relevant bank account details;

(G) = the Conversion Date and the Conversion Price in respect of the conversion;

(H) = name and address of a person to whom certificates etc are to be despatched, and manner of despatch (if outside India); and

(I) = CUSIP/CINS No.s of Bonds and GDRs.

EXHIBIT C

Form of notification to be sent by tested telex, cable or facsimile transmission by the Depositary to the Agent which has sent the relevant Conversion Notice - see Clause 7(F).

NIPPON DENRO ISPAT LIMITED
US$125,000,000
3 per cent. Convertible Bonds 2001
Convertible into Global Depositary Receipts

To: [ ]
as Agent.

Bond conversion identification reference ..../Nippon Denro Ispat Limited Convertible Bonds 2001/........................

(A)

(B) (i)

(ii)

(iii)

(C)

(D)

(E)

(F)

Regards

[Depositary]

Explanation

Against the letters (A) to (F) inclusive will be inserted the following information with respect to the delivery of GDRs upon conversion:-

(A) = the identification code and certificate number of the Agent who forwarded the copy of the Conversion Notice in respect of the Bonds that have been converted;

(B) = (i) number of GDRs (excluding fractions) delivered upon conversion;

(ii) (if applicable) the amount of cash paid under Condition 5(A)(ii) in respect of fractions of GDRs; and

(iii) the amount of any other cash received upon conversion;

(C) = the date of receipt by the Depositary of the certificate or certificates for GDRs and any securities, property or cash;

(D) = if applicable, the name and address of the person to whom or to whose order the certificate or certificates for GDRs and/or cash, if any, were despatched and the address to which and the manner in which they were despatched;

(E) = the date of delivery or despatch and/or payment to the person named in the Conversion Notice or to his order; and

(F) = CUSIP/CINS No.s of Bonds and GDRs.

EXHIBIT D

REGULATIONS CONCERNING THE TRANSFER AND REGISTRATION OF BONDS

1. Each Bond shall be in the denomination of US$1,000. Certificates, each evidencing entitlement to one or more Bonds, shall be issued in accordance with the Conditions of the Bonds.

2. Provided that all the conditions to the transfer of the Bonds are satisfied, the Bonds are transferable by execution of the Form of Transfer on each Certificate endorsed under the hand of the transferor or, where the transferor is a corporation, under its common seal or under the hand of two of its officers duly authorised in writing. In this Exhibit "transferor" shall where the context permits or requires include joint transferors and be construed accordingly.

3. The Certificate issued in respect of the Bond to be transferred must be delivered for registration to the office of an Agent or the Registrar accompanied by such other evidence (including certificates and/or legal opinions) as the Agent or the Registrar may reasonably require to prove the title of the transferor or his right to transfer the Bond and his identity and, if the form of transfer is executed by some other person on his behalf or in the case of the execution of a form of transfer on behalf of a corporation by its officers, the authority of that person or those persons to do so. The signature of the person effecting a transfer of a Bond shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Agent or the Registrar may require.

4. The executors or administrators of a deceased holder of Bonds (not being one of several joint holders) and in the case of the death of one or more of joint holders the survivor or survivors of such joint holders shall be the only persons recognised by the Issuer as having any title to such Bonds.

5. Any person becoming entitled to Bonds in consequence of the death or bankruptcy of the holder of such Bonds may, upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Agent or the Registrar shall require (including certificates and/or legal opinions), be registered himself as the holder of such Bonds or, subject to the preceding paragraphs as to transfer, may transfer such Bonds. The Issuer, the Agents and the Registrar may retain any amount payable upon the Bonds to which any person is so entitled until such person shall be so registered or shall duly transfer the Bonds.

6. Unless otherwise requested by him and agreed by the Issuer, a holder of Bonds shall be entitled to receive only one Certificate in respect of his holding.

7. The joint holders of a Bond shall be entitled to one Certificate only in respect of their joint holding which shall, except where they otherwise direct, be delivered to the joint holder whose name appears first in the register of the holders of Bonds in respect of the joint holding.

8. The Issuer, the Agents and the Registrar shall, save in the case of the issue of replacement Certificates, make no charge to the holders for the registration of any holding of Bonds or any transfer of Bonds or for the issue of any Certificates or for the delivery of Certificates at the specified office of the Agent to whom the request for registration, transfer or delivery was delivered or the Registrar or by uninsured post to the address specified by the holder. If any holder entitled to receive a Certificate wishes to have it delivered to him otherwise than at the specified office of such Agent or the Registrar, such delivery shall be made upon his written request to such Agent or the Registrar, at his risk and (except where sent by uninsured post to the address specified by the holder) at his expense.

9. Each Agent or the Registrar will within three business days of a request to effect a transfer of a Bond (or within 21 days if the transfer is of a Bond represented by the Global Certificate) deliver at its specified office to the transferee or despatch by mail (at the risk of the transferee) to such address as the transferee may request, a new Certificate in respect of the Bond or Bonds transferred. In the case of a transfer, conversion or redemption of fewer than all the Bonds in respect of which a Certificate is issued, a new Certificate in respect of the Bonds not transferred, converted or redeemed will be so delivered to the holder to its address appearing on the register of holders of Bonds.

10. Unless and until otherwise agreed among the Company, the Principal Paying Agent, the Principal Conversion Agent, the Trustee, the Depositary and the Registrar, all Certificates issued in substitution for or on registration of transfer of Bonds represented by Certificates bearing the Transfer Legend, shall also bear the Transfer Legend.

11. Unless and until otherwise agreed among the Company, the Principal Paying Agent, the Principal Conversion Agent, the Trustee, the Depositary and the Registrar, all Certificates issued in substitution for or on registration of transfer of Bonds represented by Certificates that do not bear the Transfer Legend, also shall not bear the Transfer Legend, and the Registrar shall, upon request of the holder, issue a Certificate with such legend in exchange for a Certificate without such legend.

12. Notwithstanding any other provisions of this Agreement, the Registrar shall register the transfer of any Bond only upon presentation of an executed and duly completed Form of Transfer substantially in the form set forth in the Form of Certificate in Schedule 1 or the Form of Global Certificate in Schedule 2 to the Trust Deed together with any other documents thereby required.

IN WITNESS whereof the parties hereto have executed this Paying and Conversion Agency Agreement as of the date first above written.

NIPPON DENRO ISPAT LIMITED

By: A. SUREKA

BANKERS TRUST COMPANY

By: JAMES FISHER

BANKERS TRUST LUXEMBOURG S.A.

By: JAMES FISHER

BANKERS TRUSTEE COMPANY LIMITED

By: TREVOR HEARN

For the purpose of Article I of the protocol annexed to the Convention on jurisdiction and the enforcement of judgements in civil and commercial matters signed at Brussels on 27th September, 1968 we hereby expressly and specifically accept the jurisdiction of the Courts of England.

BANKERS TRUST LUXEMBOURG S.A.

By: JAMES FISHER

Exhibit 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0379
Expires:	January 31, 2007
Estimated average burden hours per response	2.0

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"): ISPAT INDUSTRIES LIMITED

B.(1) This is

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☒

Note: Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper:

(a) if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or

(b) if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant Ispat Industries Limited

Form type Form CB

File Number (if known) ______

Filed by Ispat Industries Limited

Filed (if filed concurrently, so indicate) Concurrently

D. The Filer is incorporated or organized under the laws of India and has its principal place of business at

Park Plaza, 71 Park Street

Kolkota 700 016, India

E. The Filer designates and appoints (Name of United States person serving as agent)

CT Corporation System ("Agent") located at (Address in full in the United States and telephone number)

111 Eighth Avenue, New York, New York 10011

(212) 894 8700

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) Form CB on (Date) September 28, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mumbai Country of India this 27th day of Sept, 2004.

Ispat Industries Limited
Filer

By: Anil Sureka – Executive Director (Finance)

This statement has been signed by the following persons in the capacities and on the dates indicated.

Sheila Clark
(Signature)

Assistant Secretary, C T Corporation System (Agent for service of process)
(Title)

September 27, 2004
(Date)

Instructions

1. The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.

2 The name of each person who signs Form F-X shall be typed or printed beneath such person's signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which such person signs Form F-X. If any name is signed pursuant to a board resolution, a copy of the resolution shall be filed with each copy of Form F-X A certified copy of such resolution shall be filed with the manually signed copy of Form F-X If any name is signed pursuant to a power of attorney, a copy of the power of attorney shall be filed with each copy of Form F-X A manually signed copy of such power of attorney shall be filed with the manually signed copy of Form F-X.